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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-66066

PROSPECTUS

9,000,000 Shares

Common Stock

This is our initial public offering of shares of our common stock. No public market currently exists for our common stock.

Our common stock is listed on the Nasdaq National Market under the symbol "BAXS."

Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$6.50	$58,500,000

Underwriting discounts and commissions	$0.455	$4,095,000

Proceeds, before expenses, to us	$6.045	$54,405,000

The underwriters may also purchase up to 1,350,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $4,709,250 and our total proceeds, before expenses, will be $62,565,750.

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares will be made on or about December 19, 2001.

UBS Warburg Thomas Weisel Partners LLC
CIBC World Markets
SG Cowen
Robert W. Baird & Co.

The date of this Prospectus is December 14, 2001.

BRUKER ADVANCED X-RAY SOLUTIONS

High Throughput Discovery Tools

Markets and Customers

Biotechnology

Industry

Pharmaceutical

Research

Semiconductors

Catalysts

Petrochemistry

Nanomaterials

find out what's inside

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including January 8, 2002 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

Prospectus summary	1
The offering	4
Summary financial data	5
Risk factors	7
Forward-looking information	17
Use of proceeds	17
Dividend policy	17
Capitalization	18
Dilution	19
Selected financial data	20
Management's discussion and analysis of financial condition and results of operations	23
Business	37
Management	54
Related party transactions	62
Principal stockholders	65
Description of capital stock	67
Tax matters	70
Shares eligible for future sale	73
Underwriting	74
Legal matters	77
Experts	77
Where you can find more information	77
Index to financial statements	F-1

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk factors" and the financial statements, before making an investment decision.

OUR BUSINESS

We are a leading worldwide developer and provider of advanced integrated X-ray systems which provide solutions for molecular and elemental analysis by X-ray diffraction and X-ray fluorescence. X-ray diffraction involves bouncing X-rays off of a crystallized molecule to produce a pattern, called a diffraction pattern, and then analyzing the pattern to determine the structure of the molecule. X-ray fluorescence involves irradiating a sample with a beam of X-rays to cause elements in the sample to emit light in characteristic wavelengths and then analyzing the results to determine the identity and concentration of elements in the sample. Our products, which have particular application in the drug discovery and materials science fields, provide our customers with the ability to determine the structure of specific molecules, such as proteins, and to characterize and determine the composition of materials. Our integrated systems address multiple existing and emerging markets, including:

  •
  drug discovery and development;
  •
  structural proteomics;
  •
  advanced materials research; and
  •
  industrial process control.

Our customers include biotechnology and pharmaceutical companies, semiconductor companies, raw material manufacturers, chemical companies, academic institutions and other businesses involved in materials analysis.

OUR MARKET OPPORTUNITY

Drug discovery and development — Proteomics

Our X-ray systems address key needs in two related fields of drug discovery and development: protein structure determination and small molecule drug development. Since many diseases are the result of abnormalities in the amount, shape or function of proteins, a critical step in the drug discovery process involves understanding the three-dimensional structure of proteins. Knowledge of protein structure is essential to understand how a protein functions or interacts with other proteins, to determine how potential drugs could bind to proteins to change their behavior and to design chemical compounds to bind to a protein.

As a result, biotechnology and pharmaceutical companies are attempting to use protein structure determination methods to study proteins and design and develop drugs in a more efficient manner, a process known as structure-based drug design. Often, drugs are small molecules whose structure must be studied to determine how they will effectively interact with proteins. Unlike traditional expensive and labor intensive methods of drug discovery and development, protein structure determination and small molecule structure determination using our X-ray systems provide opportunities for shorter, less expensive drug discovery, as well as for the development of more effective drugs with fewer side effects. In fact, a new field of research, known as structural proteomics, has emerged to determine the structure of large numbers of proteins using high throughput X-ray technologies on an industrialized scale. "High throughput" refers to the ability to process a relatively high volume of samples in a relatively short period of time.

The demand for more efficient drug discovery, as well as the increased interest in structure-based drug design including proteomics and small molecule drug development, is causing a shift in the drug discovery research and development process and significant investment by both government and private entities. For example, according to Industry Standard Magazine, research and development spending for proteomics, a relatively new and evolving market, continues to grow, as suggested by total revenue which was approximately $1.0 billion in 2000 and is expected to increase more than 40% per year to approximately $5.6 billion in 2005. As we believe our X-ray systems fulfill a crucial need in the drug discovery and proteomics markets and as we currently provide researchers in these markets with our systems, we believe we will be able to continue to capitalize on this shift in research focus and funding.

Materials science and research

Our X-ray technology is also vital in the research of the properties and structure of materials and the determination of the elemental composition of materials. This area is known as materials research and involves the discovery of catalysts and the characterization of materials used in the research and manufacture of chemicals, pharmaceuticals, semiconductors, steel, cement, plastics and rubber. These materials include, among other things, nanomaterials, which are materials a billionth of a meter in size and petrochemicals, which are chemicals derived from petroleum.

For decades, materials scientists employed relatively low throughput experimentation using X-ray technology. More recently, researchers in the field of materials discovery have been able to employ a high throughput, combinatorial approach to experimentation. Combining high throughput, combinatorial screening with the depth and accuracy of information provided using X-ray diffraction greatly improves the process of discovering novel materials and chemical processes. In addition, these technologies allow companies to reduce costs, increase technological innovation and develop new products based on proprietary materials. We also provide tools for X-ray fluorescence, which, along with X-ray diffraction, is a leading technology for the quality control of elemental and compound composition.

OUR SOLUTIONS

We intend to continue to provide our customers with powerful, accurate and innovative X-ray technologies. In 1994, we dramatically changed the molecular structure determination market when we introduced the first two-dimensional CCD detector for use in X-ray diffraction, substantially reducing sample analysis time while greatly improving the quality of the data gathered. A two-dimensional CCD, or charge-coupled device, is a device that collects electronic charges and then transfers those charges to an output mechanism for rapid read out. We have also reduced data collection time and improved data quality by improving the brightness and quality of X-ray beams through our X-ray optics as well as through our recently acquired high-power X-ray source. Although our systems often require a more substantial initial investment than those of our competitors, we believe our technological advances provide our customers with off-setting cost efficiencies. Additionally, our customer service and support focuses on the provision of high-quality, timely service.

Building on our three core technology applications of single crystal X-ray diffraction, known as SCD or X-ray crystallography; polycrystalline materials X-ray diffraction, known as XRD or X-ray diffraction; and X-ray fluorescence, known as XRF, we offer a wide range of X-ray systems that address key analytical needs in multiple applications across the life science and other industries. We believe that our products offer the following advantages to our customers:

  •
  integrated solutions;
  •
  increased productivity;
  •
  high quality results; and
  •
  cost efficiency.

OUR PRODUCTS

Our significant investment in research and development allows us to develop, manufacture and market a broad array of products intended to meet the rapidly growing needs of our diverse customer base. Our products incorporate one of our three core technology applications to provide comprehensive systems and solutions across a wide variety of applications. Our systems, which we can easily tailor to meet a customer's needs, generally include powerful X-ray sources; unique X-ray optics; computer-controlled sample positioning systems for precise measurements; automated sample handling devices; proprietary, high-power electronic detectors; and efficient, sophisticated data collection and analysis software.

OUR STRATEGY

Our strategy is to continue to be a leading provider of X-ray systems for use in the life sciences, pharmaceutical, chemical, electronics and raw materials industries, as well as for academic and government research. Key elements of our strategy include:

  •
  maintaining our position as technology leader and innovator;

  •
  providing integrated solutions;

  •
  focusing on new and expanding markets;

  •
  generating recurring revenue and customer loyalty through world class customer support;

  •
  providing complementary technologies;

  •
  capitalizing on the benefits of our modular platform technology; and

  •
  pursuing acquisitions and building alliances.

COMPANY INFORMATION

Bruker AXS was incorporated in Massachusetts in September 1997 as Bruker AXS, Inc. and acquired the X-ray business of Siemens AG, our predecessor, in October 1997. In March 2000, we reincorporated in Delaware as Bruker AXS Inc.

Our principal executive offices are located at 5465 East Cheryl Parkway, Madison, Wisconsin 53711, and our telephone number is (608) 276-3000. Information about Bruker AXS is available at www.bruker-axs.com. The information on our website is not incorporated by reference into and does not form a part of this prospectus. All trademarks, tradenames or copyrights referred to in this prospectus are the property of their respective owners.

The offering

The following information assumes that the underwriters do not exercise the over-allotment option granted to them to purchase additional shares in the offering.

Common stock we are offering	9,000,000 shares
Common stock to be outstanding after this offering	54,830,338 shares
Proposed Nasdaq National Market symbol	BAXS
Use of proceeds
General corporate purposes, including research and development, expansion of global marketing and distribution capabilities, working capital, potential strategic acquisitions, facilities expansion and joint ventures and repayment of our outstanding debt.

Unless we indicate otherwise, when analyzing the information in this prospectus, you should assume that all outstanding shares of our preferred stock will convert into 6,923,077 shares of our common stock upon the closing of this offering at a ratio of 1 to 1.23. See Note 8 of "Notes to condensed financial statements."

We base the number of shares to be outstanding upon completion of this offering on 45,830,338 shares of common stock outstanding as of December 1, 2001, which includes 6,923,077 shares of common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock upon the completion of this offering. The number of shares outstanding after the offering excludes 1,937,625 shares of common stock that we have reserved for issuance under our stock option plan, of which 1,583,250 shares were subject to outstanding options issued as of December 1, 2001 with a weighted average exercise price of $3.35 per share.

For a more detailed description of our capitalization, please see "Capitalization." See "Risk factors" and other information included in this prospectus for a discussion of factors you should consider before investing in the shares of our common stock.

Summary financial data

The table below presents summary historical and unaudited pro forma financial data. We derived historical financial data for the fiscal years from our audited combined/consolidated financial statements and the related notes included elsewhere in this prospectus. We derived historical financial data as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 from our unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for this period. The unaudited pro forma financial data give effect to our acquisition of Nonius Group ("Nonius") assuming the transaction was completed as of January 1, 2000 for income statement data. The unaudited pro forma financial data may not be indicative of what our results would have been if the transaction occurred on January 1, 2000. In addition, they are not projections of our consolidated future results of operations or financial position. You should read the information contained in this table in conjunction with our combined/consolidated financial statements and the related notes, "Use of proceeds," "Selected financial data," "Management's discussion and analysis of financial condition and results of operations" and "Unaudited pro forma combined financial statements" contained elsewhere in this prospectus.

	Years Ended		Three Months Ended	Years Ended		Nine Months Ended
	September 30,		December 31,	December 31,		September 30,
Combined/Consolidated Statements of Operations Data:	1998	1999	1999 (1)	2000 Actual	2000 Pro forma (2)	2000	2001 Actual	2001 Pro forma (2)(3)

	(in thousands, except per share data)

Net sales	$57,261	$61,894	$12,792	$68,105	$77,917	$51,117	$60,246	$62,241
Cost of sales	35,047	39,462	7,873	43,252	50,110	33,739	37,646	39,155

Gross profit	22,214	22,432	4,919	24,853	27,807	17,378	22,600	23,086
Operating expenses:
Research and development	5,625	6,837	1,364	5,916	6,213	4,238	9,030	5,474
General and administrative	3,190	3,009	464	2,723	4,352	1,806	3,721	3,879
Marketing and selling	13,598	12,664	2,877	14,111	14,863	10,068	12,404	12,854

Total operating expenses	22,413	22,510	4,705	22,750	25,428	16,112	25,155	22,207

Operating (loss) income	(199)	(78)	214	2,103	2,379	1,266	(2,555)	879
Other expense (income)	192	(331)	(67)	(58)	14	(72)	(82)	11
Interest expenses, net	937	531	219	916	1,109	687	82	187

(Loss) income before income taxes	(1,328)	(278)	62	1,245	1,256	651	(2,555)	681
Income tax (benefit) expense	(610)	(302)	191	516	573	345	(1,023)	329

Net (loss) income	(718)	24	(129)	729	683	306	(1,532)	352

Preferred stock accretion	—	—	—	—	—	—	473	473
Net (loss) income available to common stockholders	$(718)	$24	$(129)	$729	$683	$306	$(2,005)	$(121)

Net (loss) income per share — basic and diluted	$(0.57)	$0.00	$0.00	$0.02	$0.02	$0.01	$(0.05)	$0.00
Shares used in computing net (loss) income per share —
basic	1,253	32,503	38,753	38,753	38,753	38,753	38,781	38,781
diluted	1,253	32,503	38,753	38,814	40,473	38,753	44,426	44,703

(1)
Reflects a three-month fiscal period resulting from a change in fiscal year from September 30 to December 31 in 1999.

(2)
Reflects the acquisition of Nonius, assuming the transaction was completed as of January 1, 2000. The $3,590,000 charge for acquired in-process research and development has been eliminated because it is a material, non-recurring charge.

(3)
Does not reflect the contingent beneficial conversion charge of $5,192,308 because it is a material, non-recurring charge which will be recognized at the date of the initial public offering. For additional information, see Note 11 of "Notes to condensed financial statements."

The following table presents a summary of our balance sheet at September 30, 2001:

  (i)
  on an actual basis;

  (ii)
  on a pro forma basis to reflect conversion of our convertible preferred stock into a total of 6,923,077 shares of common stock upon the completion of this offering; and

  (iii)
  on a pro forma as adjusted basis to reflect the sale of shares of common stock in this offering and the application of the estimated net proceeds therefrom as described in "Use of proceeds."

	September 30, 2001
Consolidated Balance Sheet Data:	Actual	Pro forma (1)	Pro forma as adjusted (1)

	(in thousands)
Cash and cash equivalents	$5,904	$5,904	$45,107
Working capital	23,968	23,968	67,437
Total assets	67,123	67,123	106,326
Total long-term debt	12,915	12,915	—
Convertible preferred stock	22,768	—	—
Total stockholders' equity	1,621	24,389	77,294

(1)
The convertible preferred stock is subject to a contingent beneficial conversion feature. The information provided gives effect to a conversion ratio of 1 to 1.23. For additional information, please see "Notes to condensed financial statements."

Risk factors

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In this case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

If our products fail to achieve and sustain sufficient market acceptance, our business may be significantly harmed.

The commercial success of our products depends on market acceptance of our products by biotechnology and pharmaceutical companies and research laboratories. We have only recently commercially launched many of our current products, and many of these products have achieved only limited sales. We may fail to achieve market acceptance of our newer products or sustain substantial market acceptance of our already established products. Any failure of this nature could materially harm our business. In order to expand, we must convince substantial numbers of pharmaceutical and biotechnology companies and other laboratories to replace their existing X-ray or other techniques with the X-ray technologies employed by our systems. Our systems utilize sophisticated instruments, and many have significant purchase prices. Limited funding available for capital acquisitions by our customers, as well as our customers' own internal purchasing approval policies, could hinder market acceptance of our products. Our intended customers may be reluctant to make the substantial capital investment generally needed to acquire our products or to incur the training and other costs associated with replacing their existing systems with our products. We also may not be able to convince our customers that our systems are an attractive and cost-effective alternative to other technologies and systems. Because of these and other factors, our products may fail to gain or sustain market acceptance.

If we are not able to respond to the rapid technological change characteristic of our industry, we may fail to maintain market share and our business may suffer.

Rapid technological change and frequent new product introductions characterize the market for life science and related discovery tools. Rapidly changing technology could make some or all of our product lines obsolete. Because substantially all of our products are based on X-ray technologies, we are particularly vulnerable to any technological advances that would make X-ray technologies obsolete in any of our markets. In addition, we may have difficulty in keeping abreast of the rapid changes affecting each of the different markets we serve or intend to serve. If we fail to develop and introduce products in a timely manner in response to changing technology, market demands or the requirements of our customers, our business, results of operation and financial condition could be materially harmed.

If we are unable to recover significant development costs of one or more of our products or product lines, our business, results of operations and financial condition may suffer.

We offer and plan to offer a broad product line and incur and expect to incur substantial expenses for the development of new products and enhanced versions of our existing products. To meet the evolving needs of our customers, we must rapidly and continually enhance our products and services and develop new products and services. Our business model calls for us to derive a significant portion of our revenues each year from products that did not exist in the previous two years. However, we may experience difficulties which may delay or prevent the successful development, introduction and marketing of new products or product enhancements. The speed of technological change in life science and other related markets we serve may prevent us from successfully marketing some or all of our products for the length of time required to recover their often significant development costs. If we fail to recover the development costs of one or more products or product lines, our business, results of operations and financial condition could be harmed.

If the proteomics market does not grow as expected, we may not meet our growth expectations.

We expect the proteomics market to fuel the growth of a significant portion of our business. We have invested and expect to continue to invest significant time and resources in the development of new products for this market. If this new and still evolving market does not grow and become established, we may not realize the expected profit from these research and development expenditures. If this market for our products does not grow, our expected growth rate could decline substantially, which could have a material adverse impact on our business, results of operations or financial condition.

If we do not address our substantial competitive pressures, our revenues and profitability may suffer.

In each market, for each of our products, we face substantial competition from competitors who offer products based on X-ray technology as well as from those employing alternative technologies. We expect that competition in our markets will increase significantly, especially as more biotechnology and pharmaceutical companies adopt automated high throughput instruments as tools for drug discovery, drug development and related areas. Our competitors may develop or market products that are more effective or more commercially attractive than our current or future products or that may render our products obsolete. Many of our competitors have substantially greater financial, operational, marketing and technical resources than we do. If we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

Our success depends on our ability to operate without infringing or misappropriating the proprietary rights of others.

Our commercial success depends on avoiding the infringement of other parties' patents and proprietary rights as well as avoiding the breach of any licenses relating to our technologies and products. Given that there may be patents of which we are unaware, particularly in the U.S. where patent applications are confidential, avoidance of patent infringement may be difficult. Various third parties hold patents which may relate to our technology, and we may be found in the future to infringe these or other patents or proprietary rights of third parties, either with products we are currently marketing or developing or with new products which we may develop in the future. If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our current or future products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. We may not be able to obtain the license on commercially reasonable terms, if at all, especially if the patent holder is a competitor. In addition, even if we can obtain the license, it may be non-exclusive, which will permit others to practice the same technology licensed to us. We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the U.S., these damages could include damages equal to triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing by them or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or license payments they are required to make to the patent holder. Any successful infringement action brought against us may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Furthermore, we will suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any successful infringement action against us may harm our business.

We may be involved in lawsuits to protect or enforce our patents that are brought by us which could be expensive and time consuming.

In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and diverts our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our common stock.

If we are unable to effectively protect our intellectual property, third parties may use our technology, which could impair our ability to compete in our markets.

Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products throughout the world. We seek patents to protect our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued, or which may be issued to us in the future, may not be sufficiently broad to prevent third parties from producing competing products. In addition, the laws of various foreign countries in which we compete may not protect our intellectual property to the same extent as do the laws of the U.S. If we fail to obtain adequate patent protection for our proprietary technology, our ability to compete would be impaired.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Furthermore, others may have developed, or may develop in the future, substantially similar or superior know-how and technology.

We have agreed to share our name and distribution channels with other entities under common control; if we lose the right to use our name or if our distribution channels are disrupted, our business could be materially harmed.

We maintain a sharing agreement with 13 affiliated entities that allows us to share the Bruker name with these affiliated companies and their subsidiaries. We could lose the right to use the Bruker name if:

  •
  we declare bankruptcy;

  •
  we interfere with another party's use of the name;

  •
  we take a material action which materially detracts from the goodwill associated with the name;

  •
  we suffer a major loss of our reputation in our industry or marketplace; or

  •
  we undergo a change in control, other than through an initial public offering or transfer of control to a party under public ownership, prior to the completion of a public offering of at least $25,000,000 on a well-established public stock market.

The loss of the Bruker name could result in a loss of goodwill, brand loyalty and sales of our products. We also share some distribution channels with many of these affiliates, primarily in secondary markets. Although we have dedicated X-ray sales and service staff in each of the distribution channels we share with affiliates, if we lose this dedicated service staff and if our affiliates' products receive distribution priority over our products, our distribution process could be impaired, resulting in lost sales which could harm our business.

We may be subject to substantial liability if our products malfunction or are misused.

Due to the high-power, complex nature of our machines, malfunction or misuse of the machines could result in serious damage to property or injury to people. For example, our products utilize X-ray beams which could cause serious damage to biological tissue. While our systems contain protective devices designed to prevent harmful exposure to X-rays, our service personnel often override these protective devices to service and maintain the systems. In addition, some of our customers require the ability to avoid these protective devices. As a result, our personnel or our customers' personnel could be injured by exposure to X-ray beams and could sue us. Additionally, some of our products operate at very high electrical voltage. Misuse of these products could lead to damaging accidents such as fires. Lawsuits filed against us for personal or property damage could result in substantial liability which could harm our financial results.

If we fail to enter into and maintain effective collaborations, our product development may be stunted and our business may suffer.

We collaborate with other companies and academic institutions on new technology and product development. Demand for our products will depend in part upon the extent to which these collaborations are successful in developing, or helping us to develop, new products and new applications for our existing products. We have limited or no control over the resources that any collaborator may devote to our products. Any of our present or future collaborators may not perform their obligations as expected. If we fail to enter into or maintain appropriate collaboration agreements, or if any of these events occur, we may not be able to develop new products as planned, which could harm our business.

Any reduction in the capital resources or government funding of our customers could reduce our sales and harm our business.

A significant portion of our sales are capital purchases by our customers. The spending policies of our customers could have a significant effect on the demand for our products. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment, unfavorable economic conditions and changes in the political climate. Any changes in capital spending or changes in the capital budgets of our customers could significantly reduce demand for our products. The capital resources of our biotechnology and other corporate customers may be limited by the availability of equity or debt financing. Any significant decline in capital expenditures by our customers could harm our business.

We are dependent, both directly and indirectly, on the research and development spending patterns of the pharmaceutical, biotechnology, chemical and other industries, as well as upon the funding policies of various governments and government agencies. In addition, we make a substantial portion of our sales to non-profit entities, which are dependent on continued high levels of government support for scientific research. Any decline in this support could harm our business.

We may not be able to expand our sales and service staff to meet demand for our products and services.

Our future revenue and profitability will depend on our ability to expand our marketing and sales force as well as our service and support team. Because our products are technical in nature, we believe that it is important in many cases for our marketing, sales and support staff to have scientific or technical expertise and experience. Competition for employees with these skills is intense. We may not be able to continue to attract and retain sufficient qualified sales and service people, and we may not be able to grow and maintain an efficient and effective sales, marketing and support department. If we fail to continue to attract or retain qualified people, our business could suffer.

We plan significant growth, and there is a risk that we will not be able to manage this growth.

Our success will depend on the expansion of our operations. Effective growth management will place increased demands on our management, operational and financial resources. To manage our growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. Any new systems which we implement to facilitate our growth may have problems which could result in disruptions in our operations, financial or management systems. If we fail to manage our growth effectively, our business, results of operations and financial condition will be harmed.

We are dependent upon various key personnel and must recruit additional qualified personnel for a number of management positions.

Our success is highly dependent on the continued services of key management, technical and scientific personnel. Our management and other employees may voluntarily terminate their employment with us at any time upon short notice. The loss of the services of any member of our senior management, technical or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. In November 2001, our chief financial officer informed us that he will be leaving Bruker AXS for personal reasons, but will continue to serve as our chief financial officer until May 2002. We have not yet hired a new chief financial officer. Additionally, the chairman of our board of directors also is and has been chief executive officer and chairman of the board of directors of an affiliated, publicly traded company and a management officer of several affiliates, which reduces the time and attention he can devote to our management. Our future success will also depend on our ability to identify, recruit and retain additional qualified scientific, technical and managerial personnel. Competition for qualified personnel is intense, particularly in the areas of information technology, engineering and science, and the process of hiring suitably qualified personnel is often lengthy. If we are unable to hire and retain a sufficient number of qualified employees, our ability to conduct and expand our business could be seriously reduced.

We are dependent in our operations upon a limited number of suppliers.

We currently purchase key components used in our X-ray systems from several preferred suppliers. Although we maintain secondary suppliers, our reliance on the preferred suppliers could result in delays associated with redesigning a product due to an inability to obtain an adequate supply of required components and reduced control over pricing, quality and timely delivery. In particular, we obtain a very sophisticated chip for use in our CCD detectors from Fairchild Imaging, which to our knowledge is the only source of a chip of this size and quality. See "Business—Strategic Collaborations." Although we have secondary chip sources, we do not believe that any of these sources would currently be able to provide us with a similar chip of comparable quality. Any interruption in the supply of components could have an adverse effect on our business, results of operations and financial condition.

If we fail to expand our international presence, our revenue may not grow as expected.

International sales account for, and are expected to continue to account for, a significant portion of our total revenues. International expansion will require that we hire additional personnel. If we fail to hire additional personnel or to develop and maintain relationships with foreign customers and partners, we may not be able to expand our international sales and could suffer decreased profits.

International sales and operations are and will remain subject to a number of additional risks not typically present in domestic operations, including:

  •
  changes in regulatory requirements;

  •
  the imposition of government controls;

  •
  political and economic instability or conflicts;

  •
  the costs and risks of deploying systems in foreign countries;

  •
  limited intellectual property rights; and

  •
  the burden of complying with a wide variety of complex foreign laws and treaties.

Our international operations are and will remain subject to the risks associated with the imposition of legislation and regulation relating to the import or export of high technology products or other similar areas. We cannot predict whether tariffs or restrictions upon the importation or exportation of our products will be implemented by the U.S. or other countries. If these tariffs or restrictions are imposed, our revenues or profits could suffer. We are also subject to the risks inherent in managing geographically distributed operations and personnel with disparate cultures.

Our results of income may be adversely affected when we exchange foreign currency received from international sales into U.S. dollars.

A significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, currency fluctuations among the U.S. dollar and the foreign currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We recognize foreign currency gains or losses arising from our operations in the period incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon our future operating results. To date, we have engaged in only limited hedging activities to reduce this risk.

Because we have subsidiaries and operations in countries outside the U.S., we are subject to various international tax risks which could adversely affect our earnings.

We have numerous subsidiaries and operations outside the U.S., and we are subject to international tax risks. Distributions of earnings and other payments received from our subsidiaries may be subject to withholding taxes imposed by the countries where they are operating or are formed. If these foreign countries do not have income tax treaties with the United States or the countries where our subsidiaries are incorporated, we could be subject to high rates of withholding taxes on these distributions and payments. We could also be subject to being taxed twice on income related to operations in these non-treaty countries. Because we are unable to reduce the taxable income of one operating company by losses incurred by another operating company located in another country, we may have a higher foreign effective income tax rate than that of other companies in our industry. The amount of the credit that we may claim against our U.S. federal income tax for foreign income taxes is subject to many limitations which may significantly restrict our ability to claim a credit for all of the foreign taxes we pay.

If we make acquisitions, we may fail to successfully integrate technologies, personnel and operations, which could impede revenue growth and harm our business.

If appropriate opportunities become available, we may acquire additional technologies, products or businesses to expand our existing and planned product lines and technologies. These acquisitions would expose us to risks including:

  •
  the assimilation of new technologies, operations, sites and personnel;

  •
  the diversion of resources from our existing business and technologies; and

  •
  the inability to generate revenues to offset associated acquisition costs.

Acquisitions may also result in the issuance of dilutive equity securities, the incurrence or assumption of debt or additional expenses associated with the amortization of acquired intangible assets or potential business. Additionally, we recently acquired Nonius, a Dutch company, and are in the process of integrating its operations with ours. Integrating such a large acquisition presents logistical issues and can result in short-term disruption to our business. Our failure to successfully address these risks could harm our business, results of operations and financial condition. Also, there is no assurance that the benefits we expect to gain from the Nonius acquisition or from other acquisitions will be achieved.

Damages to our manufacturing facilities could adversely affect our ability to effectively operate our business.

We maintain manufacturing facilities in Madison, Wisconsin, Delft, the Netherlands and Karlsruhe, Germany. Damage to any of these facilities due to fire, weather, earthquake or other natural disaster, power loss, unauthorized entry or other events could cause an interruption in the production of our products. A prolonged interruption in our manufacturing operations could have a material adverse impact on our ability to effectively operate our business. The insurance we have purchased may not be sufficient to cover any losses incurred.

Our operating results may fluctuate significantly, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our common stock price.

Our operating results have fluctuated in the past, and we expect that they will fluctuate in the future. Factors that could cause our operating results to fluctuate include, among other things, the timing of release and competitiveness of our products, disputes regarding patents or other intellectual property rights and currency fluctuations.

If revenue declines in a period our earnings may decline because many of our expenses are relatively fixed in the short term. In particular, research and development and selling, general and administrative expenses are not directly affected by variations in revenue in a period.

Due to volatile and unpredictable revenues and operating expenses, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. It is possible that, in some future periods, our operating results may be below the expectations of securities analysts or investors. In such event, the market price of our common stock could fluctuate significantly or decline.

Claims relating to improper handling, storage or disposal of hazardous or radioactive materials present at our facilities or properties could result in liabilities and be time consuming and costly to defend.

We handle hazardous and radioactive materials in our business which are subject to federal, state, local and foreign environmental, health and safety laws and regulations. In addition, hazardous materials may have been released in the past at properties which we own or lease or may be released at properties to which we send waste for disposal. If we fail to comply with applicable laws and regulations, regulatory authorities could impose on us sanctions and penalties, which could be substantial. Moreover, we could be held strictly liable for damages relating to releases of hazardous or radioactive material, including the cost of cleanup and personal injury or property damages, and we may incur delays and increased costs in manufacturing our products and otherwise conducting our business.

RISKS RELATED TO THIS OFFERING

Concentration of ownership among five of our existing principal stockholders may prevent new investors from influencing significant corporate decisions.

Following the completion of this offering, five of our principal stockholders will beneficially own or control approximately 71% of the outstanding shares of our common stock. Accordingly, these stockholders will have the ability to control the outcome of corporate actions requiring stockholder approval, including election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transactions. The concentration of ownership may also delay or prevent a change of control of Bruker AXS at a premium price if these stockholders oppose it. See "Management" and "Principal stockholders" for details on our stock ownership.

Five of our current stockholders have controlling interests in affiliated companies and could take actions which might not be in the best interest of our other stockholders.

Five of our current stockholders are members of an extended family which owns or controls, directly or indirectly, a number of affiliated companies along with their respective subsidiaries. Some of these stockholders, including the chairman of our board of directors, also hold positions as officers or directors of some of these affiliates. The interests of these stockholders as the direct or indirect owners of these affiliates may conflict with their interests as stockholders of Bruker AXS. These five stockholders, in their capacity as Bruker AXS stockholders, will have no obligation to act in our best interest or in the best interest of other Bruker AXS stockholders, and they may cause us to take actions that you think are not in our best interests or to refrain from taking actions that you think are in our best interests.

The market price of our common stock may be highly volatile.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  developments concerning proprietary rights, including patents, by us or a competitor;

  •
  conditions or trends in the life sciences;

  •
  changes in the market valuations of life sciences or life science tool companies; and

  •
  developments concerning our various strategic collaborations.

In addition, the stock market in general, and the Nasdaq National Market and the market for life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. Furthermore, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. The commencement of any litigation against us could result in substantial costs and a divergence of management's attention and resources, which could seriously harm our ability to achieve profitability.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Various provisions of our certificate of incorporation, by-laws and Delaware law could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. These provisions provide for, among other things, a classified board of directors, by which approximately one third of the directors will be elected each year, the authorized number of directors to be changed only by a resolution of the board of directors, advance notice requirements for proposals that can be acted upon at stockholder meetings and limitations on who may call stockholder meetings. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock. Additionally, our board of directors, without further approval of the stockholders, is authorized to issue "blank check" preferred stock and to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to this preferred stock. The issuance of preferred stock could adversely affect the voting power of the holders of our common stock, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

If our stockholders sell substantial amounts of our common stock after the offering, the market price of our stock may decline.

The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements with our underwriters. The lock-up agreements restrict our stockholders from disposing of their shares for 180 days after the date of this prospectus without the prior written consent of UBS Warburg. However, UBS Warburg, at its discretion, may release all or any portion of the common stock from the restrictions of the lock-up agreements. See "Underwriting" for a description of the circumstances under which UBS Warburg might issue a release. Any sales of substantial amounts of common stock after the offering, including shares issued upon the exercise of outstanding options, may cause the market price of our common stock to decline.

You are not likely to receive dividends.

We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. Therefore, you are not likely to receive dividends in the foreseeable future. Moreover, we are prohibited from declaring dividends without the consent of our lenders under one of our credit agreements. In addition, dividends, if and when paid, may be subject to income tax withholding. See "Tax matters."

Forward-looking information

Some of the statements under "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our performance or achievements to be materially different from those expressed or implied by any forward-looking statements. Some of these factors are listed under "Risk factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "intends," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of those statements. We undertake no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

Use of proceeds

We estimate the net proceeds from the sale of the 9,000,000 shares of common stock offered by us will be $52,905,000, after deducting the estimated underwriting discount and offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including research and development, expansion of global marketing and distribution capabilities, working capital, potential strategic acquisitions, facilities expansion and repayment of our outstanding debt. As of September 30, 2001, we had outstanding debt, including long-term and short-term, in the aggregate of $13.7 million. We intend to use approximately $13.7 million of the net proceeds to repay this debt. Of this amount, approximately $4.0 million will be used to repay indebtedness owed to Bruker BioSpin Corporation, formerly Bruker Instruments, Inc., and an affiliate of Bruker AXS, which debt bears interest at the three-month LIBOR rate and has a maturity date of 2010; approximately $3.9 million will be used to repay indebtedness owed to Bruker Physik AG, an affiliate of Bruker AXS, which debt currently bears interest at 2.25% per annum (rate increases to 4.5% per annum at June 30, 2002) and has a maturity date of 2017; approximately $2.8 million will be used to repay a note to Landeskreditbank Baden Wurttemberg Forderungsanstalt which note bears interest at 5.13% per annum and is required to be repaid in January 2002; approximately $2.2 million will be used to repay a note to Bank One Trust Company, N.A., which note was issued in connection with the Industrial Revenue bonds issued by the state of Wisconsin, has a variable weekly interest rate and matures in 2013; and approximately $0.8 million will be used to repay short-term indebtedness owed to financial institutions on outstanding lines of credit in Germany. The amounts actually expended for working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

Dividend policy

We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations and capital requirements.

Capitalization

The following table sets forth the following information:

  •
  our actual capitalization as of September 30, 2001;

  •
  our capitalization on a pro forma basis to reflect the automatic conversion of our outstanding convertible preferred stock into 6,923,077 shares of our common stock upon completion of this offering including a contingent beneficial conversion charge of $5,192,308. See additional information at Note 11 of "Notes to condensed financial statements"; and

  •
  our pro forma capitalization as adjusted to reflect our sale of 9,000,000 shares of common stock in this offering and the application of the estimated net proceeds therefrom as described in "Use of proceeds."

You should read this table in conjunction with the combined/consolidated financial statements including the notes, and the "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

	September 30, 2001
	Actual	Pro Forma	Pro Forma as adjusted

	(in thousands)

Short-term and long-term obligations	$13,702	$13,702	—
Convertible preferred stock, $0.01 par value; 5,625,000 shares authorized; 5,625,000 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	22,768	—	—
Stockholders' equity:
Common Stock, $0.01 par value; 60,000,000 shares authorized; 38,835,833 shares issued and outstanding, actual; 45,758,910 shares issued and outstanding, pro forma; and 54,758,910 shares issued and outstanding, pro forma as adjusted	388	458	548
Additional paid-in-capital	3,321	31,211	84,026
Accumulated deficit	(1,731)	(6,923)	(6,923)
Accumulated other comprehensive (loss)	(357)	(357)	(357)

Total stockholders' equity	1,621	24,389	77,294

Total capitalization	$38,091	$38,091	$77,294

The table above does not include:

  •
  1,578,250 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $3.34 at September 30, 2001; and

  •
  359,375 additional shares of common stock available for future grant under our 2000 Stock Option Plan at September 30, 2001.

See "Management—Employee benefit plans" and "Notes to condensed financial statements."

Dilution

Our pro forma net tangible book value of the common stock as of September 30, 2001 was approximately $21.2 million, or approximately $0.46 per share of common stock. Pro forma net tangible book value per share is determined by dividing net tangible book value (total tangible assets less total liabilities) by the number of shares of common stock outstanding, assuming the conversion of all outstanding shares of convertible preferred stock into 6,923,077 shares of common stock. After giving effect to the sale of 9,000,000 shares of common stock offered by this prospectus, assuming the underwriters' over-allotment option is not exercised, and after deduction of the underwriting discounts and estimated offering expenses, our adjusted net tangible book value at September 30, 2001 would have been $74.1 million, or $1.35 per share of common stock. The offering, therefore, will result in an immediate increase in net tangible book value of $0.89 per share to existing stockholders and an immediate dilution in net tangible book value of $5.15 per share to new investors. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$6.50

Pro forma net tangible book value per share as of September 30, 2001	$0.46
Increase per share attributable to new investors	0.89

Adjusted net tangible book value per share after this offering		1.35

Dilution per share to new investors		$5.15

The following table summarizes, on a pro forma basis as of September 30, 2001, after giving effect to the conversion of all outstanding preferred stock into 6,923,077 shares of common stock upon completion of this offering, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders	45,758,910	83.6%	$25,073,790	30.0%	$0.55
New investors	9,000,000	16.4	58,500,000	70.0	6.50

Total	54,758,910	100.0%	$83,573,790	100.0%

In the preceding tables, the shares of common stock outstanding exclude 1,937,625 shares of common stock reserved for issuance under our stock option plan, of which 1,578,250 shares at a weighted average exercise price of $3.34 were subject to outstanding options. None of these options were exercisable at September 30, 2001. To the extent that these options are exercised, there will be further dilution to new investors.

If the underwriters exercise their over-allotment in full, the following will occur:

  •
  the number of shares of common stock held by existing stockholders will decrease to approximately 81.6% of the total number of shares of our common stock outstanding; and

  •
  the number of shares held by new investors will increase to 10,350,000 shares, or approximately 18.4% of the total number of our common stock outstanding after this offering.

Selected financial data

The following tables set forth selected combined/consolidated financial data for Bruker AXS as of and for the years ended September 30, 1996, 1997, 1998 and 1999, as of and for the three months ended December 31, 1999 and as of and for the year ended December 31, 2000. The combined/consolidated statements of operations data for each of the years ended September 30, 1998 and 1999, and the consolidated statements of operations data for the three-month period ended December 31, 1999 and the year ended December 31, 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 have been derived from our audited financial statements included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP, our independent auditors. The financial statements for 1998 are presented on a combined basis due to the common ownership of Bruker AXS and Bruker AXS GmbH, the latter of which was formally acquired by the former in June 1999.

The consolidated financial data as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 are derived from our unaudited consolidated financial statements that appear elsewhere in this prospectus, which include all adjustments that we consider necessary for a fair presentation of the financial position and results of operations for such periods. Historical results are not necessarily indicative of future results.

The data presented below have been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read with the combined/consolidated financial statements, including the notes, and the "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

Selected financial data as of and for the years ended September 30, 1996 and 1997 relates to the X-ray business of Siemens AG, our predecessor, prior to its acquisition by Bruker AXS in October 1997. The selected financial data for 1996 and 1997 is unaudited and may not be representative, indicative or comparable to the selected financial data presented after the acquisition by Bruker AXS and should be read in conjunction with footnote 1.

	The Predecessor (Siemens AG)
					Three Months Ended		Nine Months Ended
	Years Ended		Years Ended			Year Ended
	September 30,		September 30,		December 31,	December 31,	September 30,
Combined/Consolidated Statements of Operations Data:
	1996 (1)	1997 (1)	1998	1999	1999 (2)	2000	2000	2001

	(in thousands, except per share data)

Net sales	$57,686	$49,391	$57,261	$61,894	$12,792	$68,105	$51,117	$60,246
Cost of sales	—	—	35,047	39,462	7,873	43,252	33,739	37,646

Gross profit	—	—	22,214	22,432	4,919	24,853	17,378	22,600
Operating expenses:
Research and development	—	—	5,625	6,837	1,364	5,916	4,238	9,030
General and administrative	—	—	3,190	3,009	464	2,723	1,806	3,721
Marketing and selling	—	—	13,598	12,664	2,877	14,111	10,068	12,404

Total operating expenses	—	—	22,413	22,510	4,705	22,750	16,112	25,155

Operating (loss) income	—	—	(199)	(78)	214	2,103	1,266	(2,555)
Other expense (income)	—	—	192	(331)	(67)	(58)	(72)	(82)
Interest expenses, net	—	—	937	531	219	916	687	82

(Loss) income before income taxes	—	—	(1,328)	(278)	62	1,245	651	(2,555)
Income tax (benefit) expense	—	—	(610)	(302)	191	516	345	(1,023)

Net (loss) income	$(3,093)	$(660)	(718)	24	(129)	729	306	(1,532)

Preferred stock accretion	—	—	—	—	—	—	—	473
Net (loss) income available to common stockholders	—	—	$(718)	$24	$(129)	$729	$306	$(2,005)

Net (loss) income per share-basic and diluted	—	—	$(0.57)	$0.00	$0.00	$0.02	$0.01	$(0.05)
Shares used in computing net (loss) income per share basic	—	—	1,253	32,503	38,753	38,753	38,753	38,781
Shares used in computing net (loss) income per share diluted	—	—	1,253	32,503	38,753	38,814	38,753	44,426

	The Predecessor (Siemens AG)		As of
	As of September 30,		September 30,		December 31,		September 30,
Combined/Consolidated Balance Sheet Data
	1996 (1)	1997 (1)	1998	1999	1999	2000	2001

	(in thousands)

Cash and cash equivalents	—	—	$2,068	$2,765	$1,842	$2,460	$5,904
Working capital	—	—	13,980	15,371	12,648	11,716	23,968
Total assets	$23,884	$25,218	35,764	39,676	39,969	42,972	67,123
Total long-term debt	524	5,284	11,334	14,811	14,246	14,233	12,915
Convertible preferred stock	—	—	—	—	—	—	22,768
Total stockholders' equity	—	—	1,459	2,780	2,483	3,001	1,621

(1)
The information included for 1996 and 1997 reflects the minimum information required to be presented by S-K Item 301. Earnings per share information is not required because the operating business unit acquired from Siemens AG was not a public company; thus, the information is not presented. The additional selected financial data presented in subsequent years was not available for 1996 and 1997.

(2)
Reflects a three-month fiscal period resulting from a change in fiscal year from September 30 to December 31 in 1999.

Our basic and diluted pro forma net income (loss) per share, assuming we use a portion of the net proceeds from this offering to repay approximately $13.7 million of our debt, would have been $0.03 for the year ended December 31, 2000 and ($0.04) for the nine months ended September 30, 2001.

Management's discussion and analysis of financial condition
and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected financial data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk factors" and elsewhere in this prospectus.

OVERVIEW

We are a leading worldwide developer and provider of advanced integrated X-ray systems which provide solutions for molecular and elemental analysis by X-ray diffraction and X-ray fluorescence. Our products, which have particular application in the drug discovery and materials science fields, provide our customers with the ability to determine the structure of specific molecules, such as proteins, and to characterize and determine the composition of materials. Our customers include biotechnology and pharmaceutical companies, semiconductor companies, raw material manufacturers, chemical companies, academic institutions and other businesses involved in materials analysis.

Prior to September 1997, we did not engage in any significant business operations. In October 1997, we and Bruker Physik, one of our affiliates, purchased the analytical X-ray business of Siemens AG. We purchased the assets and assumed the liabilities of Siemens' U.S. business, and Bruker Physik purchased the stock of Siemens' German business, which business then became Bruker AXS GmbH. In connection with this acquisition, we entered into an agreement with Siemens pursuant to which Siemens continues to provide administrative services, principally related to supply of inventory parts, facility maintenance, purchasing, sales and marketing, human resources and accounting. We are transitioning away from Siemens and using our own services instead of Siemens' services when it is more cost effective to do so. See "Business—Strategic Collaborations."

In June 1999, we acquired all of the shares of Bruker AXS GmbH from Bruker Physik. The transaction represented an exchange between entities under common control and, accordingly, the assets acquired and liabilities assumed have been accounted for at historical cost in a manner similar to that of pooling-of-interests accounting. As a result of this acquisition, for periods prior to June 1999, our financial statements reflect the combined accounts of us and Bruker AXS GmbH. All significant inter-company transactions have been eliminated in the combined statements.

In April 2001, we acquired Nonius B.V. and four of its affiliates from Delft Instruments Nederland B.V., a Dutch company, for approximately $6.6 million in cash plus the assumption of approximately $1.8 million of debt and additional liabilities of $4.3 million. Nonius and its affiliates specialize in the development, production and marketing of products and services for single crystal X-ray diffraction. As part of the acquisition, we entered into a services agreement for Delft Instruments to continue to provide various services to the acquired business. Accordingly, the Nonius operations were consolidated in the results for the six months ended September 30, 2001 and had a substantial impact on our year-to-date 2001 results.

In conjunction with the acquisition of Nonius, we acquired certain in-process research and development ("IPR&D") projects. The first project relates to next generation high brilliancy optics and micro sources. This project is focused on the development of a low-power (low energy consumption) X-ray tubes with closely-coupled X-ray optics, which are directed at increasing the performance of expensive and high-maintenance rotating anode generators. The primary goal of this project is to develop the right combination of currently existing technologies in X-ray tube and X-ray optics. At the date of acquisition, this project was approximately 70% complete. We estimate that this project will be completed in 2002 and will require an additional investment of $231,000. We believe this project has a value of approximately $1,257,000.

The second project relates to high power high brilliance rotating anode generators for biological crystallography. This project is focused on increasing the performance of anode generators by a factor of two to enable biochemists to solve structures of biological molecules without using expensive synchrotron beam lines. Improved electronics, electron optics and heat dissipation and higher speed rotation are the key objectives for this project. At the date of acquisition, this project was approximately 50% complete. We estimate that this project will be completed in 2002 and will require an additional investment of $154,000. We believe this project has a value of approximately $1,077,000.

The third project relates to high sensitivity large area detector systems. The goal of this project is to enlarge the size of CCD-based detectors while improving their sensitivity. The research and development work is focused on improving CCD chips and X-ray converting phosphors and increasing the effectiveness of magnifying systems such as fiber tapers or lenses. At the date of acquisition, this project was approximately 70% complete. We estimate that this project will be completed in 2002 and will require an additional investment of $154,000. We believe this project has a value of approximately $539,000.

The fourth project relates to a next generation software platform for data acquisition and processing. The goal of the project is to develop new and modern software architecture to allow easy customization and performance improvements (mainly algorithms) of the data collection and structure solution software. Our final goal will be to provide a turn-key, push button crystallography tool for the non-crystallographers. At the date of acquisition, this project was approximately 70% complete. We estimate that this project will be completed in 2002 and will require an additional investment of $77,000. We believe this project has a value of approximately $718,000.

We have determined there is an absence of technological feasibility and alternative future use for this IPR&D. As such, we utilized a discounted probable future cash flows analysis to prepare a valuation of the fair value of IPR&D. We performed this cash flow analysis on a project by project basis and applied adjusted discount rates of 40%–45% to the projects' cash flow. We used financial assumptions based on pricing, margins and expense levels from those historically realized by Nonius and consistent with industry standards. We expect material net cash inflows from these projects to begin in 2003. We were primarily responsible for estimating the fair value of the purchased in-process research and development. This valuation resulted in an estimate of the fair value of $3.6 million, which was charged to research and development expense immediately following the close of the transaction in the second quarter of 2001.

Our new product introduction goal is to focus on the overall needs of our customers, providing them with complete solutions. Our plan includes providing turn-key systems with open architecture that permits our systems to interface with other hardware and software components in the customer's lab. A major strategy to accomplish this goal is to offer our customers a modular technology approach. Our modular approach permits us to provide individual customers with a customized application through varied combinations of already existing product modules. By taking advantage of the modular capabilities of our technology, we can respond quickly to the changing technological needs of the market and of our customers without having to incur significant development expenses or delays. As we bring on systems with these new modular technologies they typically replace systems with old technologies. Accordingly, this modular approach to introducing new systems helps sustain our revenue growth rates.

In conjunction with the initial public offering and the conversion of our convertible preferred stock to common stock, there will be a fourth quarter charge in 2001 to net income available to common stockholders of $5,192,308 due to the pricing of the common stock at $6.50. For additional information, see Notes 8 and 11 of "Notes to condensed financial statements."

We have experienced substantial fluctuations in our quarterly and annual results of operations, and we expect these fluctuations to continue. The amount and timing of our revenues and operating expenses may fluctuate significantly in the future as a result of a variety of factors. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the life science industry. We may not be able to successfully address these risks and difficulties. In addition, we are subject to foreign currency fluctuations.

We changed our year-end from a fiscal year ending on September 30 to a calendar year ending on December 31, effective for the three months ended December 31, 1999.

SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

We recognize revenue from system sales when the system is accepted by the customer, except when the system is sold through either an independent distributor or a non-consolidated affiliate that assumes responsibility for installation. In these cases, we recognize net sales upon shipment. We recognize revenue from the sale of accessories and parts upon shipment, and we recognize revenue from services when performed.

Revenue recognized from software package sales represents less than 2% of total revenue and is recognized in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition."

Customer advances

Under our contracts with some customers, we typically require an advance deposit. We record these deposits as a liability until revenue is recognized on the specific contract.

Warranty costs and deferred revenue

We typically provide a one-year parts and labor warranty with the purchase of our systems. The anticipated cost for this one-year warranty is accrued upon recognition of the sale and is included as a current liability. We also offer our customers extended warranty and service agreements. We record the fees from these agreements as deferred revenue and amortize the fees into income over the life of the extended warranty agreement.

Cost of sales

Cost of sales include all direct materials, direct labor, benefits and indirect costs related to generating revenue. These indirect costs include indirect labor, materials and supplies, equipment rental and depreciation of production equipment, test equipment and facilities.

Research and development

Research and development expenses include costs for the development of new technologies and products. These expenses also include materials, salaries, benefits, occupancy costs and related expenses for development personnel and outside consultants. We expense research and development costs as incurred.

General and administrative

General and administrative expenses include salaries, benefits and expenses for our executive, finance, legal, human resources and internal systems support personnel. In addition, general and administrative expenses include occupancy costs and fees for professional services. We expect general and administrative expenses to increase as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including the costs associated with being a public company.

Marketing and selling

Marketing and selling expenses include salaries, sales commissions, benefits, travel, occupancy costs and related expenses for our direct sales force, sales support and marketing functions. Also included are third party commission expenses paid to non-affiliated distributors to sell and support our equipment in various regions.

Foreign currency translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenues, costs and expenses of foreign subsidiaries are translated at average exchange rates for each period. The effects of these translation adjustments are reported as a component of accumulated other comprehensive income. Exchange losses (gains) on foreign currency transactions are included in other expense (income). Currently, we generate approximately 40% of our revenues in U.S. currency and the remainder in other currencies, primarily the euro. When the exchange rates relative to the U.S. dollar fluctuate, there could be a significant impact to revenue and cost categories.

RESULTS OF OPERATIONS

Nine months ended September 30, 2001 compared to nine months ended September 30, 2000

Net sales

Net sales for the nine months ended September 30, 2001 increased $9.1 million, or 17.8%, to $60.2 million compared to $51.1 million for the same period in 2000. Approximately $4.5 million of this increase related to the acquisition of Nonius. Approximately $1.1 million of this increase related to the APEX product introduction. The remainder of the net sales increase was due to the overall growth in the number of system sales.

We believe that net sales for the nine months ended September 30, 2001 were negatively affected from a general business interruption immediately following the September 11, 2001 terrorist acts. We estimate that our sales were reduced by $1.2 million to $1.4 million from September 11, 2001 to September 30, 2001.

Cost of sales

Cost of sales for the nine months ended September 30, 2001 increased $3.9 million, or 11.6%, to $37.6 million compared to $33.7 million for the same period in 2000. Approximately $3.3 million of this increase was due to the addition of Nonius' operations in 2001. The remainder of the cost of sales increase was due to the overall growth of the number of systems product and, to a limited extent, approximately $160,000 of additional cost related to the introduction of new automation products and approximately $100,000 of additional cost for scrap. The gross margin on sales was 37.5% for the nine months ended September 2001 compared to 34.0% for the same period in 2000. The increase in gross margin was primarily driven by cost reductions and product mix changes. Specifically, we sold more single crystal diffraction and material science systems, which had higher margins. The overall margin improvements were offset in part by $250,000 of unabsorbed labor caused by business disruptions related to the September 11, 2001 terrorist acts.

Research and development

Research and development expenses for the nine months ended September 30, 2001 increased $4.8 million, or 113.1%, to $9.0 million compared to $4.2 million for the same period in 2000. Approximately $3.6 million of this increase was due to the write off of in-process research and development costs related to the acquisition of Nonius. The remainder of this increase was due to the addition of research and development personnel. As a percentage of net sales, research and development expenses increased to 15.0% in the nine months ended September 30, 2001 from 8.3% in the same period in 2000. If we eliminate the effect of the Nonius acquisition, the research and development expenses as a percentage of net sales in the nine months ended September 30, 2001 would have been 9%. This increase in research and development expenses as a percentage of net sales was due to an expansion of research and development projects, which included increases in personnel, materials and supplies.

General and administrative

General and administrative expenses for the nine months ended September 30, 2001 increased $1.9 million, or 106.1%, to $3.7 million compared to $1.8 million for the same period in 2000. Approximately $350,000 of this increase related to the Nonius acquisition. The remainder of this increase was due to additional systems consulting costs, increased administrative staffing levels and increased executive management expense. As a percentage of net sales, general and administrative expenses were 6.2% in the nine months ended September 30, 2001 compared to 3.5% in the nine months ended September 30, 2000. This increase in general and administrative expenses as a percentage of net sales was due to an expansion of administrative functions.

Marketing and selling

Marketing and selling expenses for the nine months ended September 30, 2001 increased $2.3 million, or 23.2%, to $12.4 million compared to $10.1 million in the nine months ended September 30, 2000. Approximately $400,000 of this increase was due to the addition of three distribution subsidiaries. Approximately $710,000 was due to the addition of the Nonius operations. The remainder of the increase was due to additional advertising and trade show expense related to product promotions.

Interest expense (income)

Interest expense decreased $270,000, or 36.8%, to $463,000 for the nine months ended September 30, 2001 compared to $734,000 for the same period in 2000. The decrease was due to our reduction of $5.8 million of debt using the proceeds from our sale of preferred stock. Additionally, interest income of $382,000 and $47,000 were recognized in the nine months ended September 30, 2001 and 2000, respectively. The increase in interest income was the result of cash received from our preferred stock offering.

Other expense (income)

We recognized $82,000 of other income in the nine months ended September 30, 2001 and $72,000 of other income for the nine months ended September 30, 2000. This $10,000 increase was due to foreign currency fluctuations and interest rate fluctuations on derivative instruments.

Fiscal year ended December 31, 2000 compared to fiscal year ended September 30, 1999

We changed our fiscal year end from September 30 to December 31, effective for the three months ended December 31, 1999.

We do not believe there are any factors that affect comparability of the fiscal year ended September 30, 1999 and the fiscal year ended December 31, 2000 in any material respect. We are not affected by seasonal factors. Our systems sales are high-cost capital expenditures for customers, and the selling cycle may take up to one year. The order fulfillment cycle is also long term; it may take up to six months to design and build a system.

Net sales

Net sales increased $6.2 million, or 10.0%, to $68.1 million in 2000 compared to $61.9 million in 1999. This increase was due to further market penetration of existing products, new product introductions and increased after market sales. Approximately $1.0 million of this increase related to the APEX product introduction. Approximately $2.7 million of this increase related to the after market sales increase due principally to the addition of a new distribution subsidiary. The increase in net sales was mitigated by currency fluctuations experienced in 2000, which effectively reduced our U.S. reporting revenues by $7.5 million.

Cost of sales

Cost of sales increased $3.8 million, or 9.6%, to $43.3 million in 2000 compared to $39.5 million in 1999. The gross margin on sales was 36.5% in 2000 compared to 36.2% in 1999. The increase was due to corresponding increases in net sales.

Research and development

Research and development expenses decreased $920,000, or 13.5%, to $5.9 million in 2000 compared to $6.8 million in 1999. Approximately $900,000 of the decrease was attributed to a nonrecurring engineering charge paid to Fairchild Imaging, Inc., formerly Lockheed Martin Fairchild Systems, in 1999 for the development of our detector technology. See "Business—Strategic Collaborations." The impact of changes in foreign currencies on research and development was a benefit of $480,000 in fiscal 2000. As a percentage of net sales, research and development expenses decreased from 11.0% in 1999 to 8.7% in 2000.

General and administrative

General and administrative expenses decreased $286,000, or 9.5%, to $2.7 million in 2000 compared to $3.0 million in 1999. During 2000, we determined it was more cost-effective for us to provide some of the administrative services provided by Siemens ourselves and, as a result, we recognized savings of approximately $150,000. The remainder of this decrease was due to foreign currency fluctuations. As a percentage of net sales, general and administrative expenses decreased from 4.9% in 1999 to 4.0% in 2000.

Marketing and selling

Marketing and selling expenses increased $1.4 million, or 11.4%, to $14.1 million in 2000 compared to $12.7 million in 1999. The increase was due to several factors. An overall increase in sales volume resulted in an increase in marketing and selling expenses. We incurred approximately $500,000 for an overall increase in sales personnel and the associated recruiting, training, travel, commissions and office space costs necessary to support a larger sales organization. We also incurred approximately $500,000 of nonrecurring cost related to incorporating new sales and service subsidiaries in Japan and France. Furthermore, we upgraded our application lab equipment in 1999. This upgrade resulted in increased amortization of $437,000 attributable to marketing and selling expenses. Off-setting these increases was a benefit from currency fluctuations of $1.3 million. As a percentage of net sales, marketing and selling expenses increased from 20.5% in 1999 to 20.7% in 2000.

Interest expense

Interest expense increased $385,000, or 72.5%, to $916,000 in 2000 compared to $531,000 in 1999. The increase in 2000 was due to additional debt incurred in the second half of 1999 and higher interest rates in 2000.

Other expense (income)

Other income decreased $273,000, or 82.4%, to $58,000 in 2000 compared to $331,000 in 1999. The decrease was due to interest rate fluctuations on derivative instruments.

Three months ended December 31, 1999 compared to three months ended December 31, 1998

Net sales

Net sales decreased $1.7 million, or 11.9%, to $12.8 million for the three months ended December 31, 1999 compared to $14.5 million for the same period in 1998. The decrease was due primarily to the relocation of our U.S. production facility which resulted in a temporary limitation of our production capacity.

Cost of sales

Cost of sales decreased $2.1 million, or 21.4%, to $7.9 million for the three months ended December 31, 1999 compared to $10.0 million for the same period in 1998. The decrease in cost of sales relates to U.S. production capacity limitations in 1999 due to the relocation of our U.S. production facility. The gross margin on sales was 38.5% for the three months ended December 31, 1999 as compared to 31.0% for the same period in 1998. This increase resulted from higher after market sales, which have higher margins than system sales.

Research and development

Research and development expenses decreased $298,000, or 17.9%, to $1.4 million for the three months ended December 31, 1999 compared to $1.7 million for the same period in 1998. As a percentage of net sales, research and development expenses decreased from 11.4% for the three month period ended December 31, 1998 to 10.7% for the three months ended December 31, 1999. The decrease was due to foreign currency fluctuations.

General and administrative

General and administrative expenses decreased $238,000, or 33.9%, to $464,000 for the three months ended December 31, 1999 compared to $702,000 for the same period in 1998. In the three month period ended December 31, 1999, we determined it was more cost-effective for us to assume some of the administrative services previously provided by Siemens and, as a result, we recognized savings of approximately $100,000. The remainder of this decrease was due to foreign currency fluctuations. As a percentage of net sales, general and administrative expenses decreased from 4.8% for the three months ended December 31, 1998 to 3.6% for the same period in 1999.

Marketing and selling

Marketing and selling expenses decreased $274,000, or 8.7%, to $2.9 million for the three months ended December 31, 1999 compared to $3.2 million for the same period in 1998. The decrease was consistent with reduced commissions associated with lower sales. As a percentage of net sales, marketing and selling expenses increased from 21.7% for the three months ended December 31, 1998 to 22.5% for the same period in 1999.

Interest expense

Interest expense increased $38,000, or 20.5%, to $219,000 for the three months ended December 31, 1999 compared to $181,000 for the same period in 1998. The increase in interest expense was due to the issuance of Industrial Revenue Bonds, the proceeds from which were used to finance our U.S. production facility.

Other expense (income)

Other income decreased $15,000, or 17.9%, to $67,000 for the three months ended December 31, 1999 compared to $82,000 for the same period in 1998. The decrease was due to foreign currency fluctuations.

Year ended September 30, 1999 compared to year ended September 30, 1998

Net sales

Net sales increased $4.6 million, or 8.1%, to $61.9 million in 1999 compared to $57.3 million in 1998. This increase was primarily due to product volume increases, introduction of several new products and an increase in after market sales. Approximately $2.2 million of this increase related to the D8 product introduction. The after market sales increased approximately $1.9 million primarily due to increased marketing for service contracts after the separation from Siemens. Additionally, currency fluctuations had an unfavorable impact on our revenue in 1998.

Cost of sales

Cost of sales increased $4.5 million, or 12.6%, to $39.5 million in 1999 compared to $35.0 million in 1998. The gross margin on sales was 36.2% in 1999 as compared to 38.8% in 1998. The decrease in gross margin was due to product introduction costs in 1999 for which we incurred additional expenses of approximately $500,000. In 1998 we generated an additional $1.0 million of gross margin from the sale of previously amortized used application lab equipment.

Research and development

Research and development expenses increased $1.2 million, or 21.5%, to $6.8 million in 1999 compared to $5.6 million in 1998. Approximately $800,000 of the increase was attributed to a nonrecurring engineering charge paid to Fairchild Imaging. See "Business—Strategic Collaborations." Additionally, the impact of changes in foreign currencies on research and development was a benefit of $170,000 in fiscal 1999. As a percentage of net sales, research and development expenses increased from 9.8% in 1998 to 11.0% in 1999.

General and administrative

General and administrative expenses decreased $180,000, or 5.7%, to $3.0 million in 1999 compared to $3.2 million in 1998. During 1999, we determined it was more cost-effective for us to assume some of the administrative services previously provided by Siemens and, as a result, we recognized savings of approximately $130,000. As a percentage of net sales, general and administrative expenses decreased from 5.6% in 1998 to 4.9% in 1999.

Marketing and selling

Marketing and selling expenses decreased $933,000, or 6.9%, to $12.7 million in 1999 compared to $13.6 million in 1998. The net decrease was due to the elimination of nonrecurring marketing costs, increased application lab equipment amortization and favorable foreign currency fluctuations. In 1998, we contracted for approximately $100,000 of one-time nonrecurring marketing services from Siemens. Additionally, as a result of becoming independent from Siemens, we incurred costs of $400,000 in 1998. These costs related to developing new marketing materials, advertising and a new corporate image. In 1999, amortization expense for application lab equipment decreased $867,000 and was related to used application lab equipment sold in 1998. Additionally, the foreign currency impact on marketing and sales was a benefit of $421,000. As a percentage of net sales, marketing and selling expenses decreased from 23.7% in 1998 to 20.5% in 1999.

Interest expense

Interest expense decreased $406,000, or 43.3%, to $531,000 in 1999 compared to $937,000 in 1998. The decrease in 1999 was primarily due to the sale of common stock of $1.5 million, which was used to decrease debt.

Other expense (income)

We recognized $331,000 of other income in 1999 and $192,000 of other expense in 1998. The favorable variance of $523,000 was due to foreign currency fluctuations and interest rate fluctuations on derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our growth through a combination of debt financing and the issuance of our common and preferred stock.

We used $5.3 million of cash in operating activities during the nine months ended September 30, 2001. This was primarily due to increases in accounts receivables and inventories related to sales growth, which increases were partially offset by decreases of current liabilities. We generated $1.7 million in cash flow from operations during the fiscal year ended December 31, 2000. This was due to the elimination of restricted cash and increased current liabilities. Specifically, accrued warranty increased due to an increased number of systems in the field and compensation liabilities increased due to the growth of our business. These were partially offset by increased receivables. We generated $1.5 million in cash flow from operations during the three-month period ended December 31, 1999. This was primarily due to a reduction in accounts receivable balances and increased customer advances due to timing of cash payments from customers. This was partially offset by an increase in inventory due to timing of shipments and an increase in restricted cash. We used $201,000 of cash in operating activities during the fiscal year ended September 30, 1999. Working capital changes, primarily changes in current liabilities and inventory, accounted for the majority of cash used in the period. This was partially offset by cash provided by changes in accounts payable and accounts receivable. We used $10.2 million of cash in operating activities during the fiscal year ended September 30, 1998. This was due to increases in working capital due to the commencement of significant business operations at the beginning of the fiscal year.

On January 16, 2001, we authorized and sold 5,625,000 shares of Series A convertible preferred stock generating gross proceeds of $22.5 million. We used these proceeds for working capital needs, retirement of approximately $5.8 million of debt and the purchase of Nonius, a manufacturer of single crystal X-ray diffraction equipment. On April 10, 2001, we completed the acquisition of Nonius for approximately $6.6 million in cash, plus the assumption of approximately $1.8 million of debt and additional liabilities of $4.3 million. At September 30, 2001, cash and cash equivalents were $5.9 million and working capital was $24.0 million.

We used cash for capital expenditures as follows: $1.5 million of cash in the nine month period ended September 30, 2001, $2.0 million of cash in the fiscal year ended December 31, 2000, $1.9 million of cash in the three month period ended December 31, 1999, $3.1 million in the fiscal year ended September 30, 1999 and $1.1 million in the fiscal year ended September 30, 1998. We made these capital expenditures to improve productivity and expand manufacturing capacity. In addition to the recurring purchases of equipment, during the nine months ended September 30, 2001, we acquired Nonius for $6.6 million and made a cash investment of $500,000 in connection with a strategic alliance. No material capital expenditure commitments were outstanding as of December 31, 2000. We expect to continue to make capital investments focused on enhancing the efficiency of our operations and to support our growth.

Currently, we have both long-term and short-term debt outstanding. As of December 31, 2000, our long-term debt from banks in the U.S. and Germany and from affiliates is $14.2 million, of which $1.4 million was current. The interest rate on our long-term debt ranges from 2.25% to 6.40%. The long-term debt matures in January 2002, September 2010, December 2013 and January 2017. As of December 31, 2000, we also had borrowings on our lines of credit of $3.0 million from banks in the U.S. and Germany. We had unused borrowings under these facilities of approximately $4.4 million. The interest rate on our lines of credit ranges from 7.4% to 9.5%. As of September 30, 2001, the line of credit balance was reduced to $0.8 million. This was the only significant change in debt for the first nine months of fiscal 2001.

In connection with some of our outstanding debt, we are required to maintain various financial ratios and other financial criteria. Additionally, we are subject to some restrictive covenants that require bank consent. Upon completion of our initial public offering, we intend to repay our outstanding debt and renegotiate these credit agreements to eliminate these restrictive covenants.

In October 2001, we entered into an agreement to purchase our Karlsruhe, Germany facility and adjacent land for approximately $7 million. In connection with this acquisition, we intend to seek long-term financing. We are currently in discussions with potential lenders for this financing.

Presently, we anticipate that our existing capital resources and the expected proceeds from this offering will meet our operating and investing needs through at least 2002. Our future capital uses and requirements depend on numerous factors, including our success in selling our existing products, our progress in research and development, our ability to introduce and sell new products, our sales and marketing expenses, our need to expand production capacity, costs associated with possible acquisitions, expenses associated with unforeseen litigation, regulatory changes and competition and technological developments in the market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are potentially exposed to market risk associated with changes in foreign exchange and interest rates for which we selectively use financial instruments to reduce related market risks. An instrument will be treated as a hedge if it is effective in offsetting the impact of volatility in our underlying exposure. We have also entered into instruments which are not effective derivatives and therefore such instruments are considered speculative. All transactions are authorized and executed pursuant to policies and procedures. Analytical techniques used to manage and monitor foreign exchange and interest rate risk include market valuation.

IMPACT OF FOREIGN CURRENCIES

We sell products in many countries, and a substantial portion of sales, costs and expenses are denominated in foreign currencies, principally in the euro. In 1999 and 2000, the U.S. dollar strengthened against the euro. This reduced the consolidated revenue growth rate, as expressed in U.S. dollars. In the first nine months of 2001, the U.S. dollar was flat against the euro and thus had minimal impact on the consolidated revenue growth rate. In addition, the currency fluctuations resulted in accumulated foreign currency translation losses of $120,000, $349,000 and $277,000 at December 31, 1999 and 2000 and September 30, 2001, respectively. These losses are included as a component of accumulated other comprehensive loss.

While we may, from time to time, hedge specifically identified cash flows in foreign currencies using forward contracts, this foreign currency activity historically has not been material. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Realized and unrealized gains and losses on these contracts are recognized in the same period as gains and losses on the hedged items. At December 31, 2000 and September 30, 2001, there were no foreign currency forward contracts outstanding. There also were no material non-functional currency denominated financial instruments, which would expose us to foreign exchange risk, outstanding at December 31, 2000 or September 30, 2001.

Historically, realized foreign exchange gains and losses have been material. Realized foreign exchange losses (gains) were $192,000, ($189,000), ($49,000), ($205,000) and ($291,000), for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999, for the year ended December 31, 2000 and for the nine month period ended September 30, 2001, respectively. As we expand internationally, we will evaluate currency risks and may continue to enter into foreign exchange contracts from time to time to mitigate foreign currency exposure.

We have entered into foreign-denominated debt obligations. The currency effects of the debt obligations are reflected in the accumulated other comprehensive income (loss) account within stockholders' equity. A 10% increase or decrease of the respective foreign exchange rate would result in a change in accumulated other comprehensive income (loss) of approximately $648,000 or ($792,000), respectively.

IMPACT OF INTEREST RATES

Our exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to short-term market rates. Our objective in managing our exposure to interest rates is to decrease volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, we use a fixed rate agreement to adjust a portion of our debt, as determined by management, that is subject to variable interest rates.

In the U.S., we entered into an interest rate swap arrangement which is designated as a cash flow hedge. The effect of this agreement was to limit the interest rate exposure on our $2.2 million industrial revenue bond to a fixed rate of 4.6%. We pay a 4.6% fixed rate of interest and receive a variable rate of interest based on the Bond Market Association Municipal Swap Index on a $2.2 million notional amount. Net interest payments or receipts are recorded as adjustments to interest expense. In addition, the instrument is recorded at fair market value as an adjustment to accumulated other comprehensive loss. The fair value of the instrument was $20,000 and $80,000, net of tax at December 31, 2000 and September 30, 2001, respectively.

In Germany, we have entered into an interest rate cap and swaps which are currently not designated as hedges. We have entered into these interest rate options to minimize our future effective borrowing rates. We have an interest rate cap for 4 million deutschemark ("DM") which expires January 4, 2006. The interest cap is fixed at 4.9% per annum. We also have an interest rate swap of 6 million DM which expires on January 4, 2007. The interest rate swap secures a fixed interest rate of 4.83% per annum for the period January 4, 2002 to January 4, 2007. Finally, we entered into a cross currency interest rate swap of 6 million DM for the period January 4, 2002 to January 4, 2007. If we were to enter into additional debt with the counterparty, our secured interest rate would be reduced from 4.83% per annum to 3.55% per annum. These instruments are considered speculative and are marked-to-market. The fair value of the instruments appreciated (depreciated) $142,000, $18,000, ($147,000) and ($209,000) for the year ended September 30, 1999, for the three month period ended December 31, 1999, for the year ended December 31, 2000 and for the nine month period ended

September 30, 2001, respectively. The fair value of the instruments was $216,000, $69,000 and ($140,000) as of December 31, 1999 and 2000, and September 30, 2001, respectively.

A ten percent increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense of approximately $54,000.

INFLATION

We do not believe inflation has had a material impact on our business or operating results during the periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including some derivative instruments, embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement as amended by statements No. 137 and No. 138 became effective January 1, 2001 for us. The initial adoption of this statement resulted in an unrealized accumulated comprehensive loss of approximately $20,000, net of tax, as of January 1, 2001.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. This bulletin outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Our revenue recognition policy is in compliance with the provisions of this bulletin.

In March 2000, the FASB issued Interpretation No. 44 Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25. This interpretation clarifies the definition of employee for purposes of applying Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but some conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. This interpretation did not have a material effect on our financial position or results of operation.

In July 2001, the FASB issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite useful lives not be amortized. Instead, in accordance with the provisions of SFAS 142, these assets will be reviewed for impairment annually, or on an interim basis when events or changes in circumstances warrant. The impairment test shall consist of a comparison of the fair value of goodwill or an intangible asset with its carrying amount with any resultant impairment losses recognized in earnings when incurred. SFAS 142 also requires intangible assets with finite useful lives be amortized over their estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The statements will be effective January 1, 2002 for existing goodwill and intangible assets and July 1, 2001 for business combinations completed after June 30, 2001. The adoption of these statements is expected to reduce annual goodwill and trademark and tradename amortization expense related to the acquisition of Nonius by approximately $165,000.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of SFAS 143 on its results of operations and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. We are evaluating the impact of SFAS 144 on our results of operations and financial position.

EURO CONVERSION

On January 1, 1999, member countries of the European Monetary Union began a three-year transition from their national currencies to a new common currency, the euro. In the first phase, the permanent rates of exchange between the members' national currency and the euro were established and monetary, capital, foreign exchange and interbank markets were converted to the euro. National currencies will continue to exist as legal tender and may continue to be used in commercial transactions. By January 2002, euro currency will be issued, and by July 2002, the respective national currencies will be withdrawn. We have significant operations in member countries. Costs of the euro conversion to date have not been material and management believes that future conversion costs will not have a material impact on our operations, cash flows or financial condition.

Business

OVERVIEW

We are a leading worldwide developer and provider of advanced integrated X-ray systems which provide solutions for molecular and elemental analysis by X-ray diffraction and X-ray fluorescence. Our products, which have particular application in the drug discovery and materials science fields, provide our customers with the ability to determine the structure of specific molecules, such as proteins, and to characterize and determine the composition of materials. Our customers include biotechnology and pharmaceutical companies, semiconductor companies, raw material manufacturers, chemical companies, academic institutions and other businesses involved in materials analysis.

Our X-ray systems are sophisticated devices that use extremely short wavelengths of energy to determine the characteristics of matter. Depending on the customer-specific application, our X-ray systems incorporate one of three core technology applications: single crystal X-ray diffraction, known as SCD or X-ray crystallography; polycrystalline X-ray diffraction, known as XRD or X-ray diffraction; and X-ray fluorescence, known as XRF. Using our modular platform approach, we often combine each of these three technology applications with sample preparation tools, automation, consumables and data analysis software. Our systems offer integrated solutions for applications in multiple existing and emerging markets, including:

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  drug discovery and development;
  •
  structural proteomics;
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  advanced materials research; and
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  industrial process control.

MARKET OPPORTUNITY

Drug discovery and development — Proteomics

Our X-ray systems address key needs in two related fields of drug discovery and development: protein structure determination and small molecule drug development. The need for more effective and efficient methods of drug discovery is becoming increasingly important for a variety of reasons. Historically, drugs were discovered either through trial and error, through application of detailed knowledge of a disease process, or by modifying known drugs. These discovery processes are expensive, labor intensive and susceptible to failure at any stage. According to the Pharmaceutical Industry Profile 2001, or PIP, research and development of each drug using these methods can cost over $500 million, take over 10 years to develop and, according to Network Science, could require evaluation of over 10,000 compounds. Even though PIP estimates that the pharmaceutical industry spent over $26 billion in 2000 for drug discovery research, there are still a significant number of major diseases which do not currently have safe, effective treatments. Additionally, many diseases that had been successfully treated by drugs now require the development of new drugs, as bacterial strains are becoming more resistant to previously effective drugs.

The recent sequencing of the human genome is leading to a new era of therapeutic research, providing opportunities for shorter, less expensive drug discovery cycles as well as for development of more effective drugs with fewer side effects. Shortening the drug discovery cycle could aid in getting effective drugs to people who need them more quickly, reduce research and development costs, enable a company to obtain a drug patent more quickly than a competitor and increase the useful life of a drug patent. The sequencing of the human genome also provides opportunities for treating diseases for which there are currently no available drugs.

The amount of information available as a result of the sequencing of the human genome is enormous. A human gene contains the information or instructions necessary to create one or more proteins, which are the molecules that carry out a cell's biological function. An estimated 100,000 to 300,000 human proteins arise from the estimated 35,000 human genes. Further, most proteins are substantially more complex than genes, both chemically and physically. Proteins consist of strings of building blocks known as amino acids, the sequence of which can be determined by analyzing the gene responsible for encoding the protein. The biological activity of the protein is derived from the highly specific three-dimensional folds or loops in which the sequence of amino acids is arranged. To perform functions within the body, proteins interact with other molecules, including other proteins, at the surface of these folds or loops in specific amounts, in specific ways and at specific times. Abnormalities in the amount, shape or function of proteins within cells disrupt these interactions and can result in disease. Consequently, biotechnology and pharmaceutical companies attempt to develop drugs that will bind to a desired protein and alter the cell's biological function.

The study of proteins, or proteomics, involves the isolation, identification, expression and characterization of structure and function of proteins. Proteomics offers opportunities to improve the drug development process by:

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  identifying additional proteins to act as potential drug targets, which could lead to viable new drugs;
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  determining protein expression levels, or the amount of protein in a cell or tissue, which may enable researchers to learn more about the role proteins play in disease;
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  assisting researchers in determining the cause of disease, which can provide researchers with better insights into intervention; and
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  enabling the rapid determination of a protein's structure, which will assist researchers in predicting which potential drug compounds can bind to a protein, increasing both the ability to design drugs with fewer side effects and a drug candidate's probability of clinical success.

A critical step in the characterization of proteins is the determination of their three-dimensional structure. A new field of research known as structural proteomics has emerged which involves the determination of the structure of large numbers of proteins on an industrialized scale. Knowledge of a protein's three-dimensional structure is essential to:

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  determine how potential drugs bind to proteins and change the behavior of the protein;
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  design chemical compounds to bind to a protein;
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  understand how disease or variations in drug response in different people result from specific changes in the gene that determine a protein's structure and activity; and
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  understand how a protein functions or interacts with other proteins.

In order to determine the three-dimensional structure of a protein or other molecule, researchers use one of the following technologies:

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  X-ray crystallography involves producing highly purified protein samples, creating solid crystals of the protein and then bouncing, or diffracting, X-rays off the crystallized protein to provide a unique pattern of X-rays, called a diffraction pattern. Computational, or mathematical, techniques then convert the diffraction data into high resolution structures that indicate the position of every atom in the protein.
  •
  Nuclear magnetic resonance, or NMR, is a complex process in which a protein in liquid form is exposed to an external magnetic field. The atoms of the protein emit characteristic microwave energy frequencies that are measured in a spectrum. Interpretation and analysis of the spectrum indicate the location of the various atoms within the protein being studied, allowing the determination of the protein's structure.

  •
  In silico structure prediction is a computational method by which a protein structure determined by use of either X-ray crystallography or NMR is compared to an unknown but similar protein structure in order to predict the structure of the unknown protein.

These techniques, while functionally different, provide complementary information. For example, researchers can use X-ray crystallography to analyze a protein in solid form and NMR to analyze the same protein in liquid form. Since proteins exhibit different characteristics in solid and liquid forms, combining these techniques allows researchers to get as much information, and ideally a structural solution, as quickly as possible. Additionally, researchers can use in silico structure prediction to obtain a large number of protein structure models. These structures, however, are not as accurate as those produced by X-ray crystallography and NMR.

Knowledge of protein structure has facilitated the pursuit by biotechnology and pharmaceutical companies of a rapidly developing drug discovery method called structure-based drug design. This method combines structural biology with computational and medicinal chemistry in order to rationally analyze the molecular structure of a target to design drugs. Structure-based drug design has significant potential to reduce the costs and time commitments associated with traditional drug discovery methods.

The demand for more efficient drug discovery, as well as the increased interest in structure-based drug design including the use of proteomics and small molecule drug development, is causing a shift in the drug discovery research and development process and significant investment by both government and private entities.

  •
  With the sequencing of the human genome, significant research focus has turned to the study of the products of these genes, proteins. This emphasis on proteomic research is expected to consume far greater time and money than the decade-long genomic effort because of the increased complexity of the structure and function of the number of human proteins.
  •
  An international initiative for structural proteomics, similar to the Human Genome Project, is currently underway. The U.S. portion of the initiative is being led by the National Institute of General Medical Sciences.
  •
  Research and development spending for proteomics continues to grow, as suggested by total revenue which was approximately $1.0 billion in 2000 and is expected to increase more than 40% per year to approximately $5.6 billion in 2005.
  •
  In 2000, approximately $400 million was invested in proteomics-focused companies.

Some examples of effective, FDA-approved drugs developed using structure-based drug design include several HIV-1 protease inhibitors such as Merck's Crixivan, Vertex's Agenerase, which is marketed in the U.S. by GlaxoSmithKline, and Pfizer subsidiary Agouron's Viracept. Other successes include two recently approved drugs to treat influenza: GlaxoSmithKline's Relenza and Gilead Science's/Roche's Tamiflu.

Materials science and research

Our X-ray technology is also vital in the research of the properties and structure of materials and the determination and analysis of the composition of elements. These fields, known as materials science, involve the discovery of catalysts and the characterization of materials used in the manufacture of chemicals, petrochemicals, pharmaceuticals, semiconductors, steel, cement, plastics and rubber. The market for X-ray products for materials science can be separated into:

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  research, which requires systems with great flexibility and sensitivity; and
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  production, quality assurance and quality control, which require systems with high throughput and immediate affirmative or negative results for rapid decision-making ability.

Traditional materials discovery has relied on an often expensive and time-consuming process of trial and error for the discovery and development of new catalysts and chemical processes: making one material; testing it; then slightly modifying the material or making an entirely different one; re-testing it; and so on. These inefficient methods, which often do not result in the desired outcome, are slow and often cannot keep pace with current product life cycles and expectations of product line growth. Chemicals and materials companies have generally lagged behind other industries' investment in novel methods or technologies to improve materials discovery and development. This has been due to the low-margin nature of these industries and strong earnings pressure. Despite these factors, the large amount of capital required to develop new products continually forces these traditional chemicals and materials companies to find ways to improve the discovery and development of materials.

For decades, materials scientists employed relatively low throughput experimentation using X-ray technology. More recently, researchers in the field of materials discovery have been able to employ a high throughput, combinatorial approach to experimentation. This approach enables the investigation and screening of up to thousands of new product formulations obtained from simultaneous variations of multiple process parameters. Unlike traditional discovery methods, high throughput combinatorial experimentation focuses on producing large numbers of discrete chemicals in small quantities, testing the chemicals simultaneously and analyzing the test results in order to find the candidates that best meet the desired criteria. Combining the speed of high throughput, combinatorial screening with the depth and accuracy of information provided using X-ray diffraction greatly improves this process, enabling scientists to discover novel materials and chemical processes more efficiently. In addition, these technologies allow companies to reduce costs, increase technology innovation and develop new products based on proprietary materials.

We believe that combinatorial materials research is fueling significant growth in advanced materials markets such as:

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  polymers;
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  nanomaterials;
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  electronic/photonic materials; and
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  catalysts.

High throughput combinatorial screening using X-ray diffraction, together with combinatorial analysis, can provide cost-effective, non-destructive solutions to accelerate materials discovery.

X-ray technology is also used in the materials science market for quality control. X-ray diffraction and X-ray fluorescence are the leading complementary technologies used for the quality control of elemental and compound composition. Industrial customers, who use these technologies to determine the composition of raw materials such as cement, steel, copper and aluminum, are increasingly seeking complete laboratory and process automation solutions.

LIMITATIONS OF CURRENT ALTERNATIVE APPROACHES

Many of the technologies available today have limitations when used for applications involving drug discovery, matter characterization and materials composition.

Drug discovery and development — Proteomics

Protein structure determination methods currently have the following limitations:

Method	Limitations

NMR	•	Lower resolution and less precise structure than produced by crystallography.
	•	Inability to analyze large proteins.
	•	Slow rate of data collection.
	•	Requires manual data interpretation.
	•	Needs operator expertise to determine a structure.
In silico structure prediction	•	Accuracy of structures is dependent on the similarity between the known and unknown protein structure.
	•	Cannot be used for a large percentage of proteins which are sufficiently unique or which have no closely related, determined protein structure.
	•	Provides less accurate data pertaining to surface structure of proteins than other methods.
X-ray crystallography	•	Requires crystallization of sample.
	•	Not all samples are crystallizable.
	•	Can be expensive.

For the determination of molecular structure, X-ray crystallography is the method of choice for obtaining unambiguous and complete three-dimensional representation of crystallizable proteins and chemical compounds. Within X-ray crystallography itself there are competing technologies, primarily involving detector technology. For example, CCD detectors compete with imaging plate technology. In imaging plate technology, imaging plates, which work like photographic film, are exposed to X-rays and then read with a laser scanner which produces the diffraction pattern in electronic format. Although they typically provide a large image capture area and are relatively inexpensive, imaging plates cannot provide the required high-throughput capabilities due to their lengthy readout process. Also, due to the nature of the film plate and the readout process, imaging plates have relatively low X-ray sensitivity. On the other hand, CCD detectors, which can provide the high-speed readout capabilities and increased sensitivity demanded for high throughput proteomics applications, have traditionally been limited by their high cost and small image capture area.

Materials science and research

In materials analysis, there is no current technology, other than X-ray technology, which can adequately provide the necessary research and industrial process control results. Electron microscopy is generally used in parallel with X-ray diffraction; however, electron microscopy provides detailed information about only a very small, specific area of a sample. Atomic absorption and inductively coupled plasma, two methods also used to determine the elemental composition of materials, are not ideal as they require lengthy sample preparation. Although X-ray technology may be more expensive than other technologies, we believe it provides the most expansive, accurate results.

OUR SOLUTIONS

Our X-ray systems integrate powerful detectors with advanced X-ray sources, computer-controlled positioning systems, sample handling devices and data collection and analysis software to acquire, analyze and manage elemental and molecular information. These integrated solutions address many of the matter characterization and structure needs of the life science, pharmaceutical, raw material and research industries across a broad range of applications. We provide high speed, sensitive systems for a variety of areas, including three-dimensional structure determination, protein crystal screening and molecular structure determination for the emerging structural proteomics market as well as the small molecule drug discovery market. Additionally, we provide high speed, automated systems for elemental analysis as well as high throughput, cost-effective systems for other areas, including combinatorial screening.

All of our X-ray systems incorporate one or more of our three core technology applications, X-ray crystallography, X-ray diffraction or X-ray fluorescence, to provide our customers with the most efficient, highly-accurate solutions available. We provide our proteomics customers with integrated systems based on X-ray crystallography, which we believe to be the most efficient method for obtaining precise, static molecular structures. X-ray crystallography allows scientists to analyze large proteins, obtain a high-resolution, precise molecular structure, collect data quickly, interpret data automatically and determine a molecular structure with minimal operator expertise. Additionally, X-ray crystallography offers highly accurate three-dimensional structure information and can be used to determine the structure of unique proteins as well as proteins for which there is no known closely related structure.

Our X-ray diffraction systems allow our material science customers to combine high throughput combinatorial experimentation with X-ray technology for greater efficiency at lower costs. Our X-ray diffraction and X-ray fluorescence-based systems enable our industrial customers to achieve results quickly with little sample preparation time and with a high degree of automation throughout the process.

Our dedication to innovation enables us to provide our customers with innovative systems based on these three core technology applications. For example, in 1994 we dramatically changed the molecular structure determination market when we introduced the first CCD detector for use in X-ray diffraction. Our novel technology substantially reduced sample analysis time while greatly improving the quality of the data gathered. We continue to improve the capabilities of CCD detectors and many of our detectors incorporate the largest scientific-grade chip available, which increases the image capture area of the detector. We developed our new generation detectors jointly with Fairchild Imaging, Inc., formerly Lockheed Martin Fairchild Systems, who supplies us with the latest large-size chip technology. See "Business—Strategic Collaborations." We have the exclusive right to use this chip technology in various X-ray diffraction fields.

For structural proteomics applications, the latest innovation in CCD detectors has been the development of high-speed optical lenses coupled to a CCD detector. We have developed such a lens with a proprietary design, which replaces expensive magnifying fiber optic technologies and extends the detector field of view further than the magnifying fiber optics do. Although CCD detectors are generally more expensive than imaging plates and have a smaller field of view, with our proprietary lens-coupled CCD detector design, we believe we can provide some of the largest, fastest, most sensitive CCD detectors on the market.

CCD detectors have begun to replace imaging plate technology at synchrotron beam lines, substantially improving data collection efficiency. Synchrotron beam lines are X-ray beam lines located at large research facilities which produce some of the world's most brilliant, intense X-ray beams, allowing for extremely fast data collection. Because the synchrotrons produce X-ray beams that are more intense than those traditionally produced in laboratories, scientists travel to the beam lines, bringing their samples for testing. We have been selling our CCD detectors for use at these synchrotron facilities since 1995. We recently introduced a new generation technology, which further increases the speed of data collection at the beam lines.

In order to increase X-ray beam intensity for laboratory-based systems, we introduced high-intensity optics, which significantly improve X-ray beam intensity and quality. Since our introduction of these optics in 1994, they have been widely used by material scientists and protein crystallography X-ray diffraction researchers. Additionally, as a result of our continuing research and development efforts, we recently introduced the third generation of these optics, which have again improved the brightness and quality of X-ray beams. Through our recent acquisition of Nonius, we acquired a rotating anode generator technology, which provides extremely high-power X-ray beams that can be used in laboratories. More intense X-ray beams allow for faster collection of data and enable researchers to determine X-ray structure in their own laboratories rather than at central facilities utilizing synchrotron beam lines. Combining our X-ray optics with our rotating anode generators provides our customers with what we believe to be the ideal solution for high throughput structural proteomics.

In addition to the specific technological advances discussed above, we believe that our products offer the following advantages to our customers:

Integrated solutions.  We provide many of our customers with complete solutions by integrating our X-ray systems with everything from front-end sample handling to back-end analysis software. We also increasingly provide these complete solutions in smaller, more compact designs to take up less space in laboratories. Our systems also interface easily with other hardware and software in a customer's lab to allow our customers maximum flexibility in creating customized solutions.

Increased productivity.  Our products, incorporating advanced detectors, X-ray optics, sample handling robots and sophisticated analysis software, allow our customers to increase productivity by generating better results in a shorter time period. Our automated sample and measurement technology and user-friendly software interfaces allow our customers to process high sample volumes with reduced reliance on highly-trained scientific personnel.

High quality results.  Our automated X-ray systems generate highly accurate data with the speed, selectivity and sensitivity our customers demand. The high sensitivity of our products enables some of our customers to analyze smaller quantities of samples as well as samples of increasingly smaller size. Our systems provide customers with extremely accurate results, providing novel research information while reducing the need for repeat analysis to eliminate errors.

Cost efficiency.  Our systems, which enable rapid collection and interpretation of highly accurate data, often require minimal operator expertise and involvement and employ modular, integrated technology, offering our customers cost efficiency. Our technological advances serve to reduce our customers' costs of labor, costs of repeating erroneous experiments, costs of longer experiment time, costs of replacing incompatible machinery or components and costs of traveling to synchrotrons; we believe these cost efficiencies serve to off-set the often substantial cost of system acquisition. We believe we provide our customers with large volumes of highly accurate information at a relatively low cost.

OUR STRATEGY

Our strategy is to continue to be a leading provider of X-ray systems for use in the life science, pharmaceutical, chemical, electronics and raw material industries as well as for general research. Key elements of our strategy include:

Maintaining our position as a technology leader and innovator.  We are a recognized leader and innovator in X-ray technology. We plan to continue to invest in research and development, collaborations and strategic acquisitions in order to develop new and enhanced products, just as our prior efforts led to the development and advancement of CCD detector and X-ray optics technologies. We intend to focus our business on technology particularly applicable to the life science market and to extend our advances to the materials science and other markets.

Providing integrated solutions.  Our goal is to continue to focus on the overall needs of our customers, providing them with complete solutions for the analysis of molecular structure and elemental composition, from sample preparation through analysis of results. Our focus will be not only to provide technologically advanced X-ray components, but also to provide the components as part of systems that are fast, easy-to-use and compatible with a customer's overall data collection and analysis systems. Our plan includes providing turn-key systems with open architecture that permits our systems to interface with other hardware and software components in the customer's lab.

Focusing on new and expanding markets.  We intend to aggressively market a broad range of innovative products for applications in new and expanding markets. For example, our current research and development, marketing and acquisition initiatives have been aimed at creating technologies and systems suited to the technology-driven life sciences market, which we believe will continue to expand in the post-genomic era and represent an increasing part of our business. We intend to continue to identify other market opportunities and apply our resources appropriately, as we recently did with small molecule material research applications.

Generating recurring revenue and customer loyalty through world class customer support.  We will continue to provide world class support to our customers as part of our strategy to enhance the Bruker AXS brand and maintain customer loyalty. The importance we place on customer support is evidenced by the fact that our highly-educated, well-trained customer support personnel comprise more than 25% of our work force. In addition to the benefits in brand enhancement and customer loyalty, customer support generates significant recurring revenues. As our installed base of systems increases, we expect that the high-margin revenue generated from post-warranty customer service will expand as well. We also plan to increase our recurring revenues as our installed base of systems increases by selling more consumables and replacement parts.

Providing complementary technologies.  In life science and other areas, we plan to offer complementary X-ray technologies to meet the full range of our customers' matter characterization needs. Our three core X-ray technology applications (SCD, XRD and XRF) complement each other, and we plan to expand our customers' ability to use the various technologies in an integrated manner within the same laboratory.

Capitalizing on the benefits of our modular platform technology.  We plan to continue to offer our customers a modular technology approach. Our modular approach permits us to provide individual customers with a customized application through varied combinations of already existing product modules. By taking advantage of the modular capabilities of our technology, we can respond quickly to the changing technological needs of the market and of our customers without having to incur significant development expenses or delays.

Pursuing acquisitions and building alliances.  We plan to continue to pursue acquisitions and build alliances with strategic partners in order to expand our technology base and product offerings, increase our market share and strengthen other key corporate competencies. For example, through our recent Nonius acquisition, we gained a high powered rotating anode technology as well as additional high-quality research and development talent. Additionally, through our collaboration with Integrative Proteomics, we and Integrative Proteomics intend to introduce innovative technologies geared to high throughput proteomics facilities. See "Business—Strategic Collaborations."

OUR PRODUCTS

X-ray systems

We base our systems on the following three core X-ray technology applications:

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  single crystal X-ray diffraction, or SCD, and often referred to as crystallography;

  •
  polycrystalline X-ray diffraction, or XRD, and often referred to using the term X-ray diffraction; and

  •
  X-ray fluorescence, or XRF, and also called X-ray spectrometry.

SCD systems determine the three-dimensional structures of molecules in the chemical, mineral or biological substance being studied. SCD systems have the capability to determine structure in both small chemical molecules and larger biomolecules. SCD systems direct an X-ray beam at a solid, single crystal sample. The atoms in the crystal sample scatter the X-rays to create a precise diffraction pattern recorded by an electronic detector. Software then reconstructs a model of the structure and provides the unique arrangement of the atoms in the sample. This information on the exact arrangement of atoms in the sample is a critical part of molecular analysis and can provide insight into a variety of areas, including how a protein functions or interacts with a second molecule.

Our SCD systems combine high sensitivity and rapid data collection to quickly generate accurate structures for use in the life sciences industry, academic research and a variety of other applications. Additionally, using our modular platform approach, we combine elements from our basic SMART and PROTEUM products to provide our synchrotron customers with systems tailored for their particular applications.

The following chart summarizes our SCD product line:

Product	Description	Application	Customers	Product Introduction

PROTEUM SW suite	WINDOWS NT based software for data acquisition and treatment	Protein structure determination	Pharmaceutical companies, protein structure factories, academic research	2001
PROTEUM 300	Large 300mm diameter lens-coupled CCD detector	Structural proteomics at synchrotron facilities	Synchrotron facilities	2001
PROTEUM M	Microsource-based laboratory system with SMART 6000 detector system	Protein crystal screening at protein structure factories	Pharmaceutical companies, academic research	2000
PROTEUM R	Rotating anode generator based lab system with SMART 6000 detector system	High-power protein screening and structure solution system	Pharmaceutical companies, protein structure factories, academic research	2000
KAPPA CCD2000	Rotating anode generator based system with NONIUS KAPPA CCD 2000 detector system	Protein crystal screening	Pharmaceutical companies, protein structure factories, academic research	1999

SMART APEX	D8 based CCD system	3D-structure determination of small molecules such as drugs	Chemical and pharmaceutical companies, universities	1999
KAPPACCD	Nonius Kappa goniometer based CCD system	3D-structure determination of small molecules such as drugs	Chemical and pharmaceutical companies, universities	1996
FR 591	9 and 15 KW high power X-ray source used in our PROTEUM R and KAPPA CCD 2000 systems	High-intensity, brilliant X-ray beam for structural proteomics application	Structural proteomics laboratories	1994

XRD systems direct single wavelength X-rays at a polycrystalline sample. The atoms in the polycrystalline sample scatter the X-rays to create a unique diffraction pattern recorded by a detector. Computer software processes the pattern and produces many different types of information, including stress, texture, qualitative and quantitative phase composition, crystallite size, percent crystallinity and layer thickness, composition, defects and density of thin films and semiconductor material.

Our XRD systems combine modular, high precision and high quality ergonomic designs with broad applications for use in basic research and industrial process control. They contribute to a reduction in the development cycles for new products in the catalyst, polymer, electronic, optical material and semiconductor industries. Customers also use our XRD systems for analyses in a variety of other fields, including forensics, art and archaeology.

The following chart summarizes our XRD product line:

Product	Description	Application	Customers	Product Introduction

D4 ENDEAVOR	Fully enclosed high throughput general purpose diffraction system	Qualitative and quantitative analysis of polycrystalline material	Cement, raw materials, chemical, pharmaceutical	2001
D8 DISCOVER CC	Diffraction system with high-speed 2D detector system	Combinatorial screening of material libraries for identification of lead compounds	Chemical, catalyst, pharmaceutical, petrochemical	2000
D8 DISCOVER GADDS	Diffraction system with high-speed 2D detector system	Determination of material properties, such as stress, strain, texture	Chemical, pharmaceutical, metals, automotive	1999
D8 DISCOVER MR	High resolution diffraction system	Semiconductor and thin film analysis	Semiconductor companies, academic research	1999
D8 ADVANCE	General purpose diffraction system	Qualitative and quantitative analysis of polycrystalline material	Chemical, minerals, pharmaceutical, academic and industry research	1998

NANOSTAR	2D detector based small angle scattering system	Determination of the structure of polymers, fibers and biological material	Academic research, chemical	1998

XRF systems determine the elemental composition of a material and provide a full qualitative and quantitative analysis. These systems direct X-rays at a sample, and the atoms in the sample absorb the X-ray energy. The elements in the sample then emit characteristic X-rays which are unique for each element. The system collects the X-rays, and its software analyzes the resulting data to determine the elements which are present.

Our XRF products provide complete analysis automation solutions on a turn-key basis in response to the industrial marketplace demand for automated, controlled production processes that reduce product and process cost, increase output and improve product quality. Our XRF products cover substantially all of the periodic table and can analyze solid, powder or liquid samples. In addition, our XRF products require minimal sample preparation.

The following chart summarizes our XRF product line:

Product	Description	Application	Customers	Product Introduction

S4 EXPLORER	High performance plug-and-analyze X-ray fluorescence spectrometer	Fast and accurate elemental analysis	Cement, petrochemicals, steel	1999
SRS 3400	High performance spectrometer for use in demanding process control and quality assurance applications	Fast and accurate elemental analysis	Cement, petrochemicals	1997
MRS 4000	High performance high throughput simultaneous spectrometer for use in demanding process control and quality assurance applications	Fast and accurate elemental analysis	Steel, cement	1995

Service, consumables and related products

In addition to new system sales, we generate significant revenues from sales of service, consumables and related products. We believe our high-quality customer service gives us a competitive advantage by enhancing the Bruker AXS brand and customer loyalty. In excess of 25% of our employees are highly-trained customer support personnel.

Given the demands our products face in the field, general maintenance and replacement of consumables such as X-ray tubes and other parts is routine. We supply a large quantity of replacement X-ray tubes to customers over the lives of our systems. Following our standard twelve-month warranty, we also generate service revenues from our customers through service contracts, repair calls, training and other support services. Service revenue is generated either through post-warranty service contracts or on-demand service calls. The number of customers entering into service contracts varies by geographic region.

In addition to providing service, consumables and replacement parts, we generate recurring revenue through the sale to our customers of a variety of accessory items, including sample handling devices, temperature and pressure control devices, enhanced X-ray optics and software packages. Finally, we provide system upgrades to customers who desire to upgrade, rather than replace, older systems.

RESEARCH AND DEVELOPMENT

We commit substantial capital and resources to internal and collaborative research and development in order to provide innovative solutions to our customers. We have a highly skilled research and development group; almost all of our 60 employees devoted to research and development have advanced degrees.

The value of our investment in research and development is evident in many ways, but perhaps most obvious in our development and introduction of the first CCD detector for use in X-ray diffraction, an innovation which dramatically changed the molecular structure determination market. We have also achieved a significant increase in X-ray beam intensity and quality with our development of high-intensity optics. The following are examples of some of our recent technology research and development accomplishments, all of which have been successfully incorporated into our systems:

  •
  we introduced a new generation SCD detector, the SMART APEX CCD area detector, which has a number of unique features, including high speed parallel data readout, high sensitivity and direct imaging, which makes use of expensive magnifying fiber optics unnecessary;

  •
  we developed a proprietary, chemical-based X-ray phosphor which converts X-rays to visible light with maximum efficiency in order to further increase the speed of our CCD detector-based systems;

  •
  we created pre-formed multi-layered optics to provide for improved X-ray beam quality in our SCD and XRD products; and

  •
  we generated the PRO4 detector for our S4 spectrometer, a joint development with MOXTEK, Inc., which allows customers to operate the X-ray spectrometer at a high sensitivity level without a costly external detector gas supply.

We intend to continue to stress our research and development activities, particularly for developments in the life science field and for items including robotic solutions, software programs and next generation detectors. We plan to use these life science developments for our other markets as well. We have and will keep in place a strong focus on software development, as over 25% of our research and development personnel devote their time to the software field.

Our acquisition of Nonius also has improved our research and development capabilities, giving us access to a rotating anode generator technology as well as additional high quality research and development talent. Six of our research and development personnel joined us through the Nonius acquisition.

We spent $5.6 million in fiscal 1998, $6.8 million in fiscal 1999, $1.4 million for the three months ending December 31, 1999 and $5.9 million in fiscal 2000 on research and development. Our 2000 pro forma research and development expense, giving effect to the Nonius acquisition, was $6.2 million.

STRATEGIC COLLABORATIONS

We have several key technical collaborations and alliances for the development and distribution of new or existing products. These collaborations include:

Fairchild Imaging, Inc.  In 1998, we commenced collaboration with Fairchild Imaging, Inc. for the development of CCD array detectors for use in chemical and biological crystallography. While Fairchild Imaging owns the chip included in the detector, we have exclusive rights for use of the chip in the SCD and XRD fields, subject to minimum purchase requirements. We also own the rights to the camera in which the chip is placed.

Siemens AG.  We have a collaboration with the Siemens AG X-ray tube division (now Siemens Medical Solutions Vacuum Technology Division) in Germany for the development of X-ray tubes. We are also cooperating with Siemens for the supply of varying types of high power X-ray tubes. Additionally, we have a joint development with Siemens for a lower-power high performance XRF X-ray tube. We have the exclusive right to purchase these lower-power tubes until November 2001, and we are currently negotiating with Siemens for an extension of this exclusivity.

Integrative Proteomics, Inc.  In March 2001 we entered into a strategic alliance with Integrative Proteomics, Inc. Integrative Proteomics is a leader in high throughput structural proteomics. During the three-year term of our strategic alliance, we will provide Integrative Proteomics with the X-ray protein crystallography tools required by Integrative Proteomics for its proteomics facilities and collaborate in the development of higher-throughput proteomics tools. As part of this alliance, in June 2001, we invested $1 million in the Series IIA financing of Integrative Proteomics.

GeneFormatics Incorporated.  In October 2001, we entered into a strategic alliance with GeneFormatics Incorporated. GeneFormatics is a leader in structural proteomics and offers an integrated approach to the determination and confirmation of the function and structure of genomically-derived protein targets. We have agreed that during the three-year term of our strategic alliance, we will provide GeneFormatics with the X-ray crystallography systems and support needed to incorporate X-ray crystallography into its business. As part of this alliance, in October 2001, we invested $1 million in the Series C financing of GeneFormatics.

We also have collaborations with non-profit institutions. For example, we collaborate with the GKSS Research Center in Geesthacht, Germany and Fraunhofer Gesellschaft in Dresden, Germany for X-ray optics. In addition, we collaborate with individual experts in the X-ray field, including Professor B.C. Wang at the University of Georgia and Professor George Sheldrick at the University of Göttingen.

CUSTOMERS

We have a broad and diversified global customer base that included over 5,500 customers as of December 1, 2001. Our molecular structure customer base includes a variety of biotechnology, pharmaceutical and chemical companies, as well as various research institutes. We sell our materials research products to academic institutions as well as to a number of semiconductor, polymer, automotive and combinatorial materials design companies. Cement, steel, aluminum and related industries are large purchasers of our elemental analysis products.

Some examples of customers who have purchased multiple systems from us for use in either life sciences, materials research or elemental analysis applications include:

Life Sciences	Material Analysis	Elemental Analysis

• Astra-Zeneca	• British Petroleum	• Alcan-Pechiney
• Aventis	• Fraunhofer Gesellschaft	• Blue Circle
• BASF	• General Electric	• Ciment LaFarge
• Bayer	• IBM	• Heidelberger Cement
• GlaxoSmithKline	• ICI	• Italcementi
• Merck	• Infineon	• Veitsch-Radex
• Pfizer	• Lucent Technologies
• Samsung
• Siemens

We also sell our systems to other industrial, academic and government customers. We believe our diverse categories of customers serve to moderate the effect of economic downturns, which may occur in one or more of the markets we serve. In fiscal 2000, no single customer accounted for greater than 5% of our revenue.

SALES AND MARKETING

Marketing activities

Our primary marketing strategy is to provide our customers X-ray systems which enable them to perform their desired activities. Cultivating strong customer relationships to build future recurring sales is a key part of our marketing program. We emphasize our solutions and technology platforms, rather than simply the provision of instruments. We pursue an active marketing program through a large number of activities during the year. Our key marketing vehicles include trade shows, scientific conferences, advertising, our website, direct mail and related activities.

Direct sales channels

We have extensive sales and distribution capabilities. We generate over 85% of our revenues through our direct sales force of over 45 individuals, approximately 70% of whom have advanced degrees. During the last two years, we have committed significant resources to upgrade and expand our direct sales force and our distribution channels worldwide. We now have direct sales coverage throughout most of the European Union and North America, as well as in China and Japan.

In addition to our direct sales force, we have well-equipped application and demonstration facilities and qualified application personnel who assist customers and provide product demonstrations in specific application areas. The interaction of customers with our marketing specialists and research and development scientists at these facilities enables us to get feedback on products and customer needs directly from the customers, aiding in the effectiveness and efficiency of our product development. We maintain our primary demonstration facilities in the United States (Madison, Wisconsin), the Netherlands (Delft), Germany (Karlsruhe), the United Kingdom (Congleton) and Japan (Tsukuba). Demonstration systems and support facilities are also available in other locations.

Indirect sales channels

We have determined that for some of our smaller geographical markets it is not cost effective to have a direct sales force in place. For these countries, we use various international distributors and independent sales representatives.

SALES CYCLE

The typical sales cycle for our life science and other SCD systems is six to twelve months for most commercial sales and one to two years for most academic sales. The usual sales cycle for our XRF systems is one to two years, while the normal sales cycle for XRD products is three to twelve months. The length of our sales cycles is primarily dependent on the budgeting cycles of our customers.

MANUFACTURING

We perform high-level assembly, system integration and testing for the majority of our products in our three principal facilities located in the U.S., Germany and the Netherlands. We have considerable flexibility at our various facilities, and each facility can handle multiple product lines at the same time. Our facility in Germany also includes a machine shop for the machining of precision parts, and employees in our facility in the U.S. assemble detectors using proprietary methods. Generally, we purchase the components of our systems from third parties and maintain preferred suppliers and secondary sources for key components that we do not manufacture in-house.

INTELLECTUAL PROPERTY

Our intellectual property consists of patents, copyrights, trade secrets, know-how and trademarks. We license our patent rights where appropriate. Our patents generally relate to discrete aspects of our products and not to any product as a whole. We do not believe that any one of our patents is material to our business on an enterprise-wide basis.

Protection of our intellectual property is a strategic priority for our business, and we will enforce our patent rights against all infringers as necessary. While we believe our patent portfolio provides us with a competitive advantage, the patent positions of companies like ours involve complex legal and factual questions. As a result, we cannot predict the enforceability of our patents with certainty. In addition, we are aware of the existence of patents in certain countries which, if valid, could impair our ability to manufacture and sell our products in these countries. We recently received a letter from a third party inquiring whether or not certain of our components infringe upon certain of their patents. We do not believe we infringe upon any valid claims of these patents.

We also rely upon trade secrets, know-how, trademarks, copyright protection and licensing to develop and maintain our competitive position. We generally require the execution of confidentiality agreements by our employees, consultants and other scientific advisors. These agreements provide that all confidential information made known during the course of a relationship with us will be held in confidence and used only for our benefit. In addition, these agreements provide that we own all inventions generated during the course of the relationship.

COMPETITION

Our markets are highly competitive, and we expect the competition to increase. Currently, we have competitors for most of our product lines. We believe that the principal competitive factors in our markets are technological applications expertise, product functionality, quality after-market service and support, marketing expertise, distribution capability, proprietary patent portfolios, cost and cost effectiveness.

Our existing products and any products that we develop may compete in multiple, highly competitive markets. Other companies may offer or succeed in developing products that would render our products or those of our strategic partners obsolete or noncompetitive. In addition, some of these competitors have significantly greater experience in the life sciences market. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive, or more cost effective, than other currently marketed products. Current competitors or other companies may possess or develop technologies and products that are more effective than ours. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

EMPLOYEES

As of December 1, 2001, we employed over 460 full-time employees, with approximately 150 employees in the U.S. and more than 300 employees located primarily in Europe. Over 60 of these employees hold doctorates in biology, chemistry, physics or other scientific areas.

FACILITIES

Our three principal facilities incorporate manufacturing, research and development, application and demonstration, marketing and sales and administration functions. These are:

  •
  an owned 43,000 square foot facility in Madison, Wisconsin;

  •
  a leased 18,000 square foot facility in Delft, The Netherlands, acquired as a result of the Nonius acquisition in April 2001; and

  •
  a leased 90,000 square foot facility in Karlsruhe, Germany.

We recently entered into a lease agreement pursuant to which we will lease a 64,000 square foot facility in Delft, The Netherlands. Our current operations in Delft will be transferred to this new facility. Additionally, we have entered into an agreement to purchase our Karlsruhe facility, land and an adjacent lot. We plan to expand this facility in the near future.

We lease additional centers for sales, applications and service support in: Congleton, United Kingdom (Bruker AXS Ltd.); Paris, France (Bruker AXS SA); Salzburg, Austria (Bruker AXS GmbH); Milano, Italy (Bruker AXS S.r.L.); Johannesburg, South Africa (Bruker AXS (Pty) Ltd.); Säo Paulo, Brazil (Bruker AXS do Brasil Ltda.); Tsukuba, Japan (Nihon Bruker AXS KK.); and Beijing, People's Republic of China (Bruker AXS Representative Office).

GOVERNMENT REGULATION

We possess low-level radiation materials licenses from the Nuclear Regulatory Commission for our facility in Madison, Wisconsin, from the local radiation safety authority, Gewerbeaufsichtsamt Karlsruhe, for our facility in Karlsruhe, Germany and from the local radiation safety authority, Ministerie van Volkshuisvesting, Ruimtelijke Ordening en Miliuebeheer, for our facility in Delft, the Netherlands, as well as from various other countries in which we sell our products. The U.S. Nuclear Regulatory Commission also has regulations concerning the exposure of our employees to radiation.

Prior to introducing a product in the U.S., we provide notice to the Food and Drug Administration, or FDA, in the form of a Radiation Safety Abbreviated Report, which provides identification information and operating characteristics of the product. If the FDA finds that the report is complete, it provides us approval in the form of what is known as an accession number. We may not market a product until we have received an accession number. In addition, we submit an annual report to the FDA that includes, among other things, the radiation safety history of all products we sell in the U.S. We are required to report to the FDA incidents of accidental exposure to radiation arising from the manufacture, testing or use of any of our products. We also report to state governments products which we sell in their states. For sales in Germany, we register each system with the local authorities. In some countries where we sell systems, we use the license we obtained from the federal authorities in Germany to assist us in obtaining a license from the country in which the sale occurs. In addition, as indicated above, we are subject to various other foreign and domestic environmental, health and safety laws and regulations in connection with our operations. Apart from these areas, we are subject to the laws and regulations generally applicable to businesses in the jurisdictions in which we operate.

LEGAL PROCEEDINGS

We may, from time to time, be involved in legal proceedings in the ordinary course of business. We are not currently involved in any pending legal proceedings that, either individually or taken as a whole, could materially harm our business, prospects, results of operations or financial condition.

SCIENTIFIC ADVISORY BOARD

We have established an international Scientific Advisory Board to advise us on strategic research and development and strategic marketing issues. The members of the Board include:

  •
  George M. Sheldrick, Ph.D., Professor, University of Göttingen;

  •
  Rüdiger Bormann, Ph.D., Professor, GKSS Research Center and Technical University;

  •
  Elspeth Garman, D.Phil., Researcher, University of Oxford;

  •
  Manfred Schuster, Dr., Research Manager, Siemens AG; and

  •
  B.C. Wang, Ph.D., Professor, University of Georgia.

We provide members of our Scientific Advisory Board a fee of $6,000 per year and options at fair market value for 1,500 shares of our common stock. These options vest after three years. We also reimburse Scientific Advisory Board members for expenses reasonably incurred related to the services they provide us.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our directors and executive officers:

Name	Age	Position

Martin Haase, Ph.D. (1)	45	President, Chief Executive Officer and Director
Frank H. Laukien, Ph.D. (1)(3)	41	Chairman of the Board and Director
John B. Bourke	53	Chief Financial Officer and Treasurer
Kline Wilkins	51	Senior Vice President Operations
Richard M. Stein	50	Secretary
Lieuwe Boskma	44	Managing Director, Bruker Nonius B.V., Vice President of Crystallography Solutions
Roger Durst, Ph.D.	40	Chief Technology Officer
Rolf R. Hofmann	57	Director of Sales and Customer Support, Bruker AXS GmbH
Frank Burgäzy, Ph.D.	41	Director of Research and Development and Marketing, Bruker AXS GmbH
Bernard J. Kolodziej	35	Director of Finance and Operations, Bruker AXS GmbH
Jeremy Lea	39	Managing Director, Bruker AXS Ltd.
Brandon D. Andries (2)	37	Director
Taylor J. Crouch (2)(3)	42	Director
Daniel S. Dross	43	Director
Jay T. Flatley (2)(3)	49	Director
Tony W. Keller	64	Director
Richard D. Kniss	61	Director

(1)
Member of the executive committee
(2)
Member of the audit committee
(3)
Member of the compensation committee

Martin Haase, Ph.D.  Dr. Haase joined Bruker AXS in October 1997 and has been our President, a Director and the Managing Director of Bruker AXS GmbH since October 1997. Dr. Haase became our Chief Executive Officer in November 2000. He also served as our Treasurer from March 2000 to April 2001. Dr. Haase previously held various technical and management positions in the Siemens X-ray business. Dr. Haase has a degree in education and a Ph.D. in chemistry from the University of Göttingen.

Frank H. Laukien, Ph.D.  Dr. Laukien has been the Chairman of the board of directors of Bruker AXS since October 1997. He has also served as President and a director of Bruker BioSpin Corporation, an affiliate of Bruker AXS, since June 1997. Dr. Laukien has been the Chairman of the board of directors, President and Chief Executive Officer of Bruker Daltonics Inc., an affiliate of Bruker AXS, since February 1991. Dr. Laukien holds a B.S. degree from the Massachusetts Institute of Technology and a Ph.D. in chemical physics from Harvard University.

John B. Bourke.  Mr. Bourke joined Bruker AXS in May 2001 as our Chief Financial Officer and Treasurer. In November 2001, Mr. Bourke informed us of his intention to leave Bruker AXS but agreed to continue to serve as our Chief Financial Officer until May 2002. From November 1999 to April 2001, Mr. Bourke was the Chief Financial Officer of Onyx Capital Ventures LLC, a venture capital organization. From February 1996 to October 1999, Mr. Bourke served as the Chief Financial

Officer of Everest Healthcare Services, Inc., a provider of dialysis and other blood treatment services. Mr. Bourke has a B.S.B.A. in accounting from the University of Denver and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University. Mr. Bourke is a Certified Public Accountant.

Kline Wilkins.  Mr. Wilkins joined Bruker AXS in January 1998 as our Vice President of Operations and has been our Senior Vice President of Operations since November 2000. From 1992 to January 1998, Mr. Wilkins held various service and operations management positions with Bruker BioSpin Corporation, an affiliate of Bruker AXS. Mr. Wilkins has a B.S. from Virginia Polytechnic Institute and an M.B.A. from the University of Wisconsin.

Richard M. Stein.  Mr. Stein has been our Secretary since November 1999. He has been an attorney with Hutchins, Wheeler & Dittmar, a Boston-based law firm, since November 1992 and became a stockholder of the firm on January 1, 1993. He served as the managing stockholder of Hutchins, Wheeler & Dittmar from January 1995 until December 1997. Mr. Stein received a B.A. degree from Brandeis University in 1973 and a J.D. from Boston College Law School in 1976.

Lieuwe Boskma.  Mr. Boskma joined Bruker AXS in April 2001 as our Vice President for Crystallography Solutions and as the Managing Director, Bruker Nonius B.V. as part of the Nonius acquisition. Prior to the Nonius acquisition, from 1997 to 2001, Mr. Boskma was the managing director of the Nonius affiliates of Delft Instruments N.V. In 2000 and 2001, Mr. Boskma was also interim manager of Medical X-ray at Nucletron, a radiotherapy company. From 1984 to 1997, Mr. Boskma held various management and technical positions with Delft Electronic Products. Mr. Boskma holds a master degree in physics from the University of Groningen.

Roger Durst, Ph.D.  Dr. Durst joined Bruker AXS in October 1997 as a senior detector physicist and served as our Manager of Engineering and Research and Development from June 1999 to October 2000. In November 2000, Dr. Durst became our Vice President of Engineering and Research and Development and in November 2001, he became our Chief Technology Officer. Before joining Bruker AXS, from 1995 to 1997 Dr. Durst was a detector scientist with the Siemens X-ray business. Dr. Durst holds an S.B. from the Massachusetts Institute of Technology and a Ph.D. in physics from the University of Texas.

Rolf Hofmann.  Mr. Hofmann joined Bruker AXS in October 1997 and has been the Director of Sales and Customer Support of Bruker AXS GmbH since October 1997. Before joining Bruker AXS, from 1972 to 1997 Mr. Hofmann held various sales, marketing and management positions in businesses owned by Siemens. He has a masters degree from the University of Erlangen.

Frank Burgäzy, Ph.D.  Dr. Burgäzy joined Bruker AXS in October 1997 and has been the Director of Research and Development and Marketing of Bruker AXS GmbH since October 1997. Before joining Bruker AXS, from 1990 to 1997, Dr. Burgäzy worked for Siemens in applications, technical product marketing and product management. He has a masters degree from the University of Stuttgart and a Ph.D. in physics from Max-Planck-Institute/University of Stuttgart.

Bernard J. Kolodziej.  Mr. Kolodziej joined Bruker AXS in October 1997 and has been the Director of Finance and Operations of Bruker AXS GmbH since January 1999. Before joining Bruker AXS, from 1995 to 1997 Mr. Kolodziej held several operations and financial positions with the Siemens X-ray business. He has a masters degree in business administration/finance and production engineering from the University of Karlsruhe.

Jeremy Lea, Ph.D.  Dr. Lea joined Bruker AXS in October 1997 and has been the Managing Director of Bruker AXS Ltd. since October 1997. Before joining Bruker AXS, from 1995 to 1997 Dr. Lea worked for the Siemens X-ray business in various sales, marketing and business development positions. Dr. Lea has a B.Sc. in biochemistry from the University of Salford and a Ph.D. in physical chemistry from the University of Leicester.

Brandon D. Andries.  Mr. Andries joined our board of directors in July 2000. Mr. Andries has been an accountant with Virchow, Krause & Company, LLP, a regional accounting and consulting firm, since 1987 and has been a partner there since May 1998. He has been a Certified Public Accountant in Wisconsin since 1990. Mr. Andries holds a B.S. degree in accounting from the University of Wisconsin-Madison.

Taylor J. Crouch.  Mr. Crouch joined our board of directors in November 2000. Mr. Crouch has been the President, Chief Executive Officer and a Director of Variagenics, Inc., a pharmacogenomics company, since April 1999. From 1991 to April 1999, Mr. Crouch was Senior Vice President, Worldwide Marketing and Strategic Development for PAREXEL International Corporation, a contract pharmaceutical outsourcing organization. Mr. Crouch received his B.S. in chemical engineering from Princeton University and his M.B.A. in international finance and marketing from the University of Chicago.

Daniel S. Dross.  Mr. Dross joined our board of directors in January 2001. Mr. Dross has been a partner of Thomas Weisel Partners Group LLC since May 1999. Prior to joining Thomas Weisel Partners, Mr. Dross was a Principal at Hicks, Muse, Tate & Furst Incorporated, a Dallas-based private equity firm, from 1991 to 1999. In addition to serving on the board of Bruker AXS, Mr. Dross serves on the board of NextMedia Group, Inc., PhaseForward Incorporated, Scheduling.com, Inc. and GeoVideo Networks, Inc. Mr. Dross received his B.A. from Dartmouth College and his M.B.A. from the Wharton School at the University of Pennsylvania.

Jay T. Flatley.  Mr. Flatley joined our board of directors in November 2000. Mr. Flatley has been the President, Chief Executive Officer and a Director of Illumina, Inc., a developer of tools for large-scale analysis of genetic variation and function, since October 1999. Prior to joining Illumina, Mr. Flatley was co-founder, President, Chief Executive Officer and a Director of Molecular Dynamics, a life sciences company, from May 1994 to September 1999. Mr. Flatley holds a B.A. in Economics from Claremont McKenna College and a B.S. and M.S. in Industrial Engineering from Stanford University.

Tony W. Keller, Ph.D.  Dr. Keller joined our board of directors in October 1997. Dr. Keller has been a Managing Director of Bruker Analytik, an affiliate of Bruker AXS, since 1978 and is a director of Bruker BioSpin Corporation, an affiliate of Bruker AXS. In 1968, Dr. Keller helped establish the United States operation of Bruker BioSpin Corporation. In 1973 he became a Director of Bruker Physik AG, an affiliate of Bruker AXS. In 1989, Dr. Keller received an honorary doctorate from the Technical University of Berlin for his development of NMR Fourier transform technologies.

Richard D. Kniss.  Mr. Kniss joined our board of directors in June 2001. Mr. Kniss was the senior vice president and general manager for Agilent Technologies, Chemical Analysis Group, a producer of gas and liquid chromatographs, mass spectrometers and spectrophotometers, from August 1999 until March 2001. Prior to the spin-off of Agilent from the Hewlett Packard Company, from 1995 to 1999, Mr. Kniss was Vice President and General Manager of the Chemical Analysis Group for Hewlett Packard. Mr. Kniss holds a B.S. from Brown University and an M.B.A. from Stanford University.

BOARD COMMITTEES

The executive committee of our board of directors is comprised of Drs. Haase and Laukien. The executive committee facilitates our day-to-day management. The executive committee handles all matters deemed appropriate from time to time by the Chairman, other than matters including the approval of any asset sale, merger, sale of securities or financing in excess of $5 million or the implementation of any shareholders rights plan.

The audit committee of our board of directors is comprised of Messrs. Andries, Flatley and Crouch. The audit committee reviews, with our independent auditors, the scope and timing of the auditors' services, the auditors' report on our financial statements following completion of the audit and our internal accounting and financial control policies and procedures. In addition, the audit committee makes annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year.

The compensation committee of our board of directors is comprised of Mr. Crouch, Mr. Flatley and Dr. Laukien. The compensation committee reviews and evaluates the compensation and benefits of all of our officers, reviews general policy matters relating to compensation and employee benefits and makes recommendations concerning these matters to our board of directors. The compensation committee also administers our stock option plan. For a more detailed description of our stock option plan, please see "Benefit Plans."

ELECTION OF DIRECTORS AND OFFICERS

Our board of directors consists of eight members. Our certificate of incorporation provides for a classified board of directors divided into three classes. The Class I directors' term of office will expire at the annual meeting of stockholders to be held in 2004, the Class II directors' term of office will expire at the annual meeting of stockholders to be held in 2002 and Class III directors' term of office will expire at the annual meeting of stockholders to be held in 2003. Dr. Laukien, Dr. Keller and Mr. Kniss are serving as Class I directors; Dr. Haase and Mr. Crouch are serving as Class II directors; and Mr. Flatley, Mr. Andries and Mr. Dross and are serving as Class III directors. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. To the extent there is an increase or reduction in the number of directors, any resulting increase or decrease in directorships will be distributed among the classes so that, as nearly as possible, each class will consist of an equal number of directors.

Executive officers are elected by, and serve at the discretion of, the board.

COMPENSATION OF DIRECTORS

Messrs. Flatley and Crouch, two of our outside directors, receive $10,000 per calendar year in connection with their services as members of the board of directors. Mr. Kniss, a third outside director, receives $5,000 per calendar year in connection with his service as a member of the board of directors. As a result of their positions as directors, Messrs. Flatley, Crouch and Kniss will each receive, at the end of each twelve month period, a non-qualified stock option covering 2,500 shares of our common stock, each grant to vest in full twelve months after the date of the grant. Additionally, we have granted a non-qualified stock option to purchase 20,000 shares of our common stock to each of Messrs. Flatley, Crouch and Kniss and a non-qualified stock option to purchase 3,500 shares of our common stock to Mr. Andries, a fourth outside director. All directors are reimbursed for the expenses they incur in attending meetings of the board or board committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The compensation committee of our board of directors is comprised of Mr. Crouch, Mr. Flatley and Dr. Laukien. Dr. Laukien is also chairman of the board of directors, president and chief executive officer of Bruker Daltonics and director and president of Bruker BioSpin Corporation, each a Bruker affiliated company. See "Related party transactions."

In January 2001, we sold 4,250,000 shares, out of a total of 5,625,000 shares, of Series A convertible preferred stock to affiliates of Thomas Weisel Capital Partners LLC for aggregate consideration of approximately $17.0 million. Mr. Dross is a partner of Thomas Weisel Partners Group LLC, the parent of Thomas Weisel Capital Partners LLC and Thomas Weisel Partners LLC. Thomas Weisel

Partners LLC is an underwriter in this offering, whose affiliates hold, in the aggregate, 9.56% of our outstanding common stock prior to this offering.

In connection with the sale of the preferred stock, the affiliates of Thomas Weisel Capital Partners LLC, along with other investors, were granted registration rights, and as a result, we may become obligated to effect a registration under the Securities Act of 1933 of shares of common stock held by these investors upon the conversion of the preferred stock. See "Description of Capital Stock" for a more complete explanation of these registration rights.

We have also granted to each of two members of our compensation committee options to purchase up to 20,000 shares of common stock at exercise prices of $4.50 per share under our stock option plan.

EXECUTIVE COMPENSATION

The following table sets forth the compensation earned by our Chief Executive Officer and each of our other executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 2000 (collectively, the "Named Executive Officers"):

Summary compensation table
	Annual Compensation Salary ($)
			Long Term Compensation Securities Underlying Options
Name and Principal Position				All Other Compensation ($)(3)
	Salary ($)	Bonus ($)(2)

Martin Haase Chief Executive Officer and President	$86,954	$43,894	50,000	—
Frank Laukien Chief Executive Officer (1)	—	—	50,000	—
Kline Wilkins Senior Vice President of Operations	$155,366	—	12,500	$4,661
Roger Durst Chief Technology Officer	$102,689	$10,000	12,500	$3,076

(1)
Frank Laukien served as our Chief Executive Officer until March 31, 2000. Martin Haase became our Chief Executive Officer in November 2000.
(2)
Includes commissions paid.
(3)
Amounts represent employer contributions under our 401(k) plan.

Options

The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 2000 to each Named Executive Officer.

Option grants in last fiscal year
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
	Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price ($/Sh)
				Expiration Date	5%	10%

Martin Haase	50,000	7.7%	$1.76	April 28, 2010	441,391	754,966
Frank Laukien	50,000	7.7%	$1.76	April 28, 2010	441,391	754,966
Kline Wilkins	12,500	2.0%	$1.76	April 28, 2010	110,348	188,742
Roger Durst	12,500	2.0%	$1.76	April 28, 2010	110,348	188,742

(1)
The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option terms. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date based on the initial public offering price. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

The following table sets forth information regarding unexercised options held as of December 31, 2000 by each Named Executive Officer. No options were exercisable during fiscal year 2000.

Aggregated option exercises in last fiscal year and fiscal year-end option values
			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End (1)
	Number of Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable

Martin Haase	0	$0	0	50,000	$0	$237,000
Frank Laukien	0	0	0	50,000	0	237,000
Kline Wilkins	0	0	0	12,500	0	59,250
Roger Durst	0	0	0	12,500	0	59,250

(1)
The value of unexercised in-the-money options has been calculated on the basis of the initial public offering price of $6.50 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

Defined benefit plan

Our subsidiary, Bruker AXS GmbH, sponsors a defined benefit pension plan. For each participant in the plan, benefits are based on the sum of the amount annually determined as a percentage of his or her salary, plus accrued interest at 6% per annum and are payable in four annual installments. The percentage is determined each year based on company performance, and may range from 2.5% to 7.5% for management employees and from 1.375% to 4.125% for other employees. Currently, Martin Haase is the only Named Executive Officer with any accrued benefit under this plan. The estimated amount of each annual installment payable to Dr. Haase under this plan upon retirement at age 60 is $83,250.

EMPLOYEE BENEFIT PLANS

2000 Stock Option Plan

The 2000 Stock Option Plan, or the 2000 Plan, provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to our employees and non-qualified options to our employees, directors, advisors and consultants. The 2000 Plan was adopted and approved by our directors and stockholders in April 2000. The 2000 Plan is, at the discretion of our board of directors, administered by our board of directors or by our compensation committee. Either of the board or the compensation committee has the authority to interpret and apply the 2000 Plan and to determine the eligibility of an individual to participate in the 2000 Plan.

Stock options are granted under stock option agreements which contain the vesting schedules of the stock options. Non-qualified stock options are granted with an exercise price of at least 50% of the fair market value of the common stock on the date of grant, and incentive stock options are granted with an exercise price of at least 100% of the stock's fair market value on the date of grant. No incentive stock options may be granted to an employee who, at the time of the grant, owns more than 10% of the voting power or greater than 10% of a class of our outstanding stock, unless the purchase price of the stock is not less than 110% of the stock's fair market value on the date of the grant in which case, the option, by its terms, is not exercisable more than five years from the date of grant.

Vested options may be exercised in full at one time or in part from time to time in amounts of 50 shares or more. The payment of the exercise price may be made in a manner as determined by the board or committee and set forth in the option agreement, or by delivery of cash or a check. We may delay the issuance of shares covered by the exercise of an option until the shares for which the option has been exercised have been registered or qualified under applicable Federal or state securities laws, or until our legal counsel has opined that the shares are exempt from the registration requirements of applicable Federal or state securities laws.

The term of options granted under the 2000 Plan is generally limited to ten years from the date of grant. Generally, upon the termination of an option holder's employment with us, his or her options will terminate no more than 90 days after that option holder leaves our employ. Options granted under the 2000 Plan are not transferable other than by will or the laws of descent and distribution. The 2000 Plan may be amended by our board of directors, but the board may not increase the number of shares reserved or change the designation of the class of persons eligible to receive options under the 2000 Plan without the consent of our stockholders.

The compensation committee may grant up to 20% of the shares reserved for option grants as restricted stock subject to repurchase rights rather than as stock options.

The number of shares reserved for issuance upon the exercise of options under the 2000 Plan is 1,937,625. As of December 1, 2001, options covering 1,583,250 shares were outstanding under the 2000 Plan. Options granted vested over a term established by the board of directors at the date of grant. 14,790 of these options vested on November 10, 2001. Additionally, the board has the right under the 2000 Plan to accelerate the exercise of any options upon a sale, conveyance or change of control of us (as defined in the 2000 Plan). The outstanding options have exercise prices that range between $1.76 and $7.00 per share.

Employment Contracts with Named Executive Officers

We have entered into a Managing Director Contract ("Geschäftsführer-Vertrag") with Martin Haase, our President and Chief Executive Officer, effective July 1, 2000. The agreement with Dr. Haase provides for an unlimited employment term, an agreed-upon annual base salary, and eligibility for an annual cash bonus that is tied to business performance. The agreement provides that, for twelve months following termination of his employment, Dr. Haase will not compete with us in the analytical X-ray field. On August 6, 2001, our compensation committee agreed to modify the provisions of this agreement relating to Dr. Haase's annual base salary by increasing the salary to 250,000 DM, or $114,000 at the current exchange rate, per year effective September 1, 2001. Additionally, in connection with the modification of this agreement, Dr. Haase was granted an option to purchase 50,000 shares of our common stock pursuant to our stock option plan, such grant to be effective upon the consummation of this offering. Our Chief Financial Officer, John Bourke, was granted an option to purchase 25,000 shares of our common stock, such grant also to be effective upon the consummation of this offering. Both of these options will have a per share exercise price equal to the per share price in this initial public offering.

As of December 1, 2001, we had no employment contracts with any other Named Executive Officer.

Chief Financial Officer

In November 2001, our chief financial officer informed us of his intention to leave Bruker AXS for personal reasons. He has agreed to remain with us until May 2002, and we intend to conduct a search for a new chief financial officer in a timely manner. In connection with his departure and as an incentive for him to remain with us until May 2002, he will receive $150,000, payable in three quarterly installments of $50,000 each, beginning on July 1, 2002 as well as accelerated vesting of options to purchase 50,000 shares of our common stock. These options will vest on May 8, 2002.

Limitation of Liability; Indemnification of Directors and Officers

As permitted by Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, other than breaches of their duty of loyalty, actions not in good faith or which involve intentional misconduct, or transactions from which they derive improper personal benefit. In addition, our by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. In addition, we have entered into an indemnification agreement with each our directors pursuant to which we have agreed to indemnify each of them against personal liability arising in connection with his directorship. At present, we are not aware of any pending or threatened litigation or proceeding involving our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our certificate of incorporation and by-law provisions are necessary to attract and retain qualified persons as directors and officers.

Related party transactions

AFFILIATION AND STOCKHOLDERS

We are affiliated with Bruker Physik AG, Bruker BioSpin Corporation, Bruker Analytik GmbH, Bruker Optics Inc., Bruker Daltonics Inc., Rhena Invest AG, Techneon AG, Bruker BioSpin Inc. and their respective subsidiaries, collectively referred to as the Bruker affiliated companies, through common control at the stockholder level, as our five largest current stockholders, Dirk D. Laukien, Frank H. Laukien, Isolde Laukien, Joerg Laukien and Marc Laukien, also control these entities. Isolde Laukien is the mother of Dirk and Marc Laukien. Dirk, Frank, Joerg and Marc are brothers or half-brothers.

Bruker BioSpin Corporation previously held all of the shares of Bruker AXS Inc. In June 1999, Isolde Laukien purchased 15,501,000 shares of Bruker AXS Inc. from Bruker BioSpin for $829,516, and Frank Laukien, Dirk Laukien and Marc Laukien each purchased 7,750,500 shares from Bruker BioSpin for $414,758. In November 1999, Joerg Laukien purchased 7,750,500 shares from Isolde Laukien for $414,758, as a result of which, the five Laukiens became equal shareholders of the Company. The share numbers set forth above have all been restated to reflect the stock split in March 2000. At the time of these sales, Bruker BioSpin Corporation was indirectly owned by the estate of Gunther Laukien; the beneficiaries of the estate were the five Laukiens.

Frank H. Laukien, Ph.D., Chairman of our board of directors, is also Chairman of the board of directors, President and Chief Executive Officer of Bruker Daltonics and director and President of Bruker BioSpin Corporation, each a Bruker affiliated company. Dr. Laukien is also a director of various Bruker affiliated companies in Canada, Belgium and the Netherlands. Additionally, Dr. Laukien beneficially owns directly or indirectly more than 10% of the stock of each of the Bruker affiliated companies. Until March 31, 2000, he was also the Chief Executive Officer of Bruker AXS.

Tony W. Keller, Ph.D., a director of Bruker AXS, is also a managing director of Bruker Analytik GmbH and Bruker Elektronik GmbH as well as a director of Bruker BioSpin Corporation, Bruker Physik and Bruker BioSpin Australia, Canada, France, Israel and Italy, all of which are Bruker affiliated companies.

SHARING AGREEMENT

We have entered into a sharing agreement with thirteen of the Bruker affiliated companies, dated as of February 28, 2000. The sharing agreement provides for the sharing of specified intellectual property rights, services, facilities and other related items among the parties to the agreement. The following description of the sharing agreement is a summary and is qualified in its entirety by the provisions of the sharing agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

Name

Pursuant to the terms of the sharing agreement, Bruker Analytik and Bruker Physik have granted to the other parties to the sharing agreement a perpetual, irrevocable, non-exclusive, royalty-free, non-transferable right and license to use the name "Bruker" in connection with the conduct and operation of their respective businesses, provided that the parties do not materially interfere with any other party's use of the name, do not take any action which would materially detract from the goodwill associated with the name and do not take any action which would cause a lien to be placed on the name or the parties' license rights. Until February 28, 2010, this license may become null and void with respect to a party if that party files, or has filed against it, a petition in bankruptcy, fails to comply with the relevant terms of the sharing agreement, suffers a major loss of its reputation in its industry or the marketplace or undergoes a change of control. However, once a party to the sharing agreement becomes a public company and issues stock of at least $25 million to the public pursuant to a public offering on a well-established public stock market, it will not lose its license to the Bruker name in a subsequent change of control.

Intellectual property

The parties to the sharing agreement also may share technology and other intellectual property rights, as they existed on or prior to February 28, 2000, subject to the terms of the sharing agreement. In addition, under the sharing agreement each party, including us, has agreed to negotiate with any other party who wishes to obtain an agreement permitting such party to make a broader use of the first party's intellectual property that was in effect on or prior to February 28, 2000. However, no party has any obligation to enter into these agreements. We do not currently share any intellectual property pursuant to the sharing agreement or any sub-sharing agreements.

Distribution

In various countries, including Belgium, Netherlands, Russia, Singapore, Spain and Thailand, we share in the worldwide distribution network of Bruker affiliated companies. In 2001, we believe that less than 10% of our sales will be booked through affiliated international Bruker sales offices. The sharing agreement provides for the use of common distribution channels by the parties to the agreement. The terms and conditions of sale and the transfer pricing for any shared distribution will be on an arm's length basis as would be utilized in typical transaction with a person or entity not a party to the agreement. The sharing agreement also states that no common sales channel may have any exclusivity in any country or geographic area and that any party may establish its own sales channel in any country or geographic area upon notice to the other parties.

Services

We also share various general and administrative expenses for items including umbrella insurance policies, accounting services and leases with various affiliates. These services are charged among us and the Bruker affiliated entities at arm's length conditions and pricing, according to individual Sub-Sharing Agreements.

For the years ended September 30, 1998 and 1999, the three month period ended December 31, 1999 and the year ended December 31, 2000, Bruker BioSpin Corporation provided personnel, administrative and other services to us at a cost of $80,000, $20,000, $0 and $0, respectively.

Purchases and sales

We have entered into a research and development supply agreement with Bruker S.A. in France regarding the development and supply of a low temperature attachment for the SMART line of products. It is anticipated that Bruker S.A. will supply the jointly developed product to us for worldwide distribution. This is the only product supplied to us by Bruker affiliated companies. We may, from time to time, distribute the products of other Bruker affiliated companies as part of customer orders.

We supply a variety of our products to Bruker affiliated companies for resale at commercially reasonable arm's length conditions and pricing. For the years ended September 30, 1998 and 1999, the three month period ended December 31, 1999 and the year ended December 31, 2000, we sold to our affiliates products in the amounts of $8.3 million, $7.7 million, $2.5 million and $14.9 million, respectively. However, these sales were primarily for resale of our products by our affiliates as described above in the distribution paragraph. We believe that less than 10% of our future sales will be through our affiliates.

Indebtedness

As of September 30, 2001, we owed subordinated indebtedness to Bruker BioSpin Corporation in the amount of $4.0 million. We are repaying this term loan in quarterly installments of $108,000 and pay interest on this loan at the 90-day LIBOR rate. The maturity date of this loan is 2010. We intend to use a portion of the proceeds of this offering to repay this loan in full at the completion of the offering. In August 2000, we received a $500,000 short term loan from Bruker BioSpin Corporation, which we paid in full January 2001.

As of September 30, 2001, Bruker AXS GmbH owed subordinated indebtedness to Bruker Physik AG, an affiliated company, in the amount of approximately $3.9 million. Bruker AXS GmbH is repaying this term loan in quarterly installments of approximately $59,000. Interest on the loan is 2.25% through June 30, 2002 and 4.5% after June 30, 2002. The maturity date of this loan is in 2017. We intend to use a portion of the proceeds of this offering to repay this loan in full at the completion of the offering.

SALES OF PREFERRED STOCK

Daniel S. Dross, a director of Bruker AXS, is a partner of Thomas Weisel Partners Group LLC, of which Thomas Weisel Capital Partners LLC and Thomas Weisel Partners LLC are each wholly owned subsidiaries. Thomas Weisel Capital Partners LLC is the general partner of Thomas Weisel Capital Partners, L.P.; TWP CEO Founders' Circle (AI), L.P.; TWP CEP Founders' Circle (QP), L.P.; Thomas Weisel Capital Partners Employees Fund, L.P. and TWP 2000 Co-Investment Fund, L.P., and the managing member of Thomas Weisel Capital Partners (Dutch) LLC, which is the general partner of Thomas Weisel Capital Partners (Dutch), L.P. and Thomas Weisel Capital Partners (Dutch II), L.P. Additionally, an officer of Thomas Weisel Capital Partners LLC is the managing partner of TWP Bruker Investors. These entities purchased, in the aggregate, 4,250,000 shares of the 5,625,000 shares of Series A convertible preferred stock we sold on January 16, 2001. Mr. Dross disclaims beneficial ownership of the shares held by the entities affiliated with Thomas Weisel Capital Partners LLC except to the extent of his proportionate interest in Thomas Weisel Partners Group LLC.

In connection with the sale of the preferred stock, the investors were granted registration rights, and we may therefore become obligated to effect a registration under the Securities Act of 1933 of shares of common stock held by these investors upon the conversion of the preferred stock. See "Description of capital stock" for a more complete description of these registration rights.

Principal stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of December 1, 2001 and as adjusted to reflect the sale of the common stock offered hereby by:

  •
  each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

  •
  each of our directors who own our common stock;

  •
  each of our executive officers listed in the "Summary Compensation Table" who own our common stock; and

  •
  all directors and executive officers as a group.

Percentage of beneficial ownership is based on 45,830,338 shares of common stock outstanding as of December 1, 2001 (assuming the conversion of the outstanding convertible preferred stock), and 54,830,338 shares of common stock outstanding after completion of the offering.

		Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before the Offering	After the Offering

Named Executive Officers and Directors
Frank H. Laukien c/o Bruker Daltonics Inc. 44 Manning Park Billerica, MA 01821	7,750,500	16.9%	14.1%
Daniel S. Dross (1)(2) c/o Thomas Weisel Capital Partners LLC One Montgomery Street, Suite 3700 San Francisco, CA 94104	5,230,769	11.4%	9.5%
All Directors and Executive Officers as a Group (3)(4) (including the two individuals named above)	12,996,059	28.4%	23.7%
Five percent stockholders
Dirk D. Laukien (5) 2634 Crescent Ridge Drive The Woodlands, TX 77381	7,750,500	16.9%	14.1%
Isolde Laukien 8 Brigham Road Lexington, MA 02713	7,750,500	16.9%	14.1%
Joerg C. Laukien Uhlandstrasse 10 D-76275 Ettlingen-Bruchhausen, Germany	7,750,500	16.9%	14.1%
Marc M. Laukien 8 Crest View Road Bedford, MA 01730	7,750,500	16.9%	14.1%
Entities affiliated with Thomas Weisel Capital Partners LLC (2) One Montgomery Street, Suite 3700 San Francisco, CA 94104	5,230,769	11.4%	9.5%

Except as indicated in the footnotes below and except as subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Beneficial ownership and percentage of ownership are calculated in accordance with the rules of the Securities and Exchange Commission, or SEC.

(1)
Mr. Dross, one of our directors, is a partner in Thomas Weisel Partners Group LLC, of which Thomas Weisel Capital Partners LLC and Thomas Weisel Partners LLC are each wholly owned subsidiaries. Mr. Dross disclaims beneficial ownership of the shares held by the entities affiliated with Thomas Weisel Capital Partners LLC except to the extent of his proportionate interest in Thomas Weisel Partners Group LLC.

(2)
Includes 4,423,796 shares held by Thomas Weisel Capital Partners, L.P., 373,415 shares held by TWP CEO Founders' Circle (QP), L.P., 102,207 shares held by TWP CEO Founders' Circle (AI), L.P., 103,495 shares held by Thomas Weisel Capital Partners (Dutch), L.P., 103,495 shares held by Thomas Weisel Capital Partners (Dutch II), L.P., 40,257 shares held by Thomas Weisel Capital Partners Employee Fund, L.P., 66,873 shares held by TWP 2000 Co-Investment Fund, L.P. and 17,231 shares held by TWP Bruker Investors. Thomas Weisel Capital Partners LLC is the general partner or the managing member of the general partner of each of these entities, except TWP Bruker Investors. An officer of Thomas Weisel Capital Partners LLC is the managing partner of TWP Bruker Investors. As such, Thomas Weisel Capital Partners LLC may be deemed to exercise voting and investment power over the shares held by all of these entities.

(3)
As of December 1, 2001, Martin Haase, John B. Bourke, Kline Wilkins, Richard M. Stein, Lieuwe Boskma, Roger Durst, Rolf R. Hofmann, Frank Burgäzy, Bernard J. Kolodziej, Jeremy Lea, Tony W. Keller and Richard D. Kniss were not beneficial owners of our common stock.

(4)
Includes 14,790 shares of common stock issuable to three additional directors upon exercise of options exercisable within 60 days of December 1, 2001.

(5)
Includes 10,000 shares held by Dirk D. Laukien Trust for Leah Laukien, dated June 1, 2000.

Description of capital stock

GENERAL

Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value per share, of which 54,830,338 shares will be outstanding, assuming no exercise of the Underwriters' over-allotment option, and 5,000,000 shares of preferred stock, $0.01 par value per share, none of which will be outstanding. The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws is a summary and is qualified in its entirety by the provisions of the amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. The amended and restated certificate of incorporation will be adopted prior to the consummation of the offering. The following summary assumes the filing of the amended and restated certificate of incorporation.

COMMON STOCK

As of December 1, 2001, assuming conversion of all outstanding shares of Series A convertible preferred stock, there were 45,830,338 shares of common stock outstanding that were held of record by 18 stockholders. After giving effect to the sale of common stock offered in this offering, there will be 54,830,338 shares of common stock outstanding (56,180,338 shares if the Underwriters' over-allotment is exercised in full), assuming no exercise of stock options. As of December 1, 2001, there were outstanding options to purchase a total of 1,583,250 shares of common stock at a weighted average exercise price of $3.35 per share.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available and are entitled to receive, pro rata, all of our assets available for distribution to such holders upon liquidation. Holders of our common stock have no preemptive, subscription or redemption rights.

PREFERRED STOCK

Upon completion of this offering, all outstanding shares of preferred stock will be converted into 6,923,077 shares of common stock. See Notes 8 and 11 of "Notes to condensed financial statements." Thereafter, pursuant to our certificate of incorporation, our board of directors is authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.

REGISTRATION RIGHTS

After the completion of this offering, the holders of approximately 6,923,077 shares of common stock, or their permitted transferees, will be entitled to certain rights with respect to registration of their shares, or "registrable securities," under the Securities Act pursuant to an investor rights agreement among those holders and us dated January 16, 2001.

Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders of these shares are entitled to notice of the registration and to include their shares of common stock in the registration at our expense. Additionally, the holders of these shares are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. Further, the holders of these shares may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in such registration. These registration rights terminate five years after the closing of this offering. Holders of these registration rights have entered into lock-up agreements and waived their registration rights until 180 days following the closing of this offering.

If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

VARIOUS CERTIFICATE OF INCORPORATION, BY-LAW AND STATUTORY ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS

Classified board.

Our board of directors is divided into three classes. Initially, Class II will serve until the annual meeting of stockholders in 2002 and Class III will serve until the annual meeting of stockholders in 2003. Following this initial transition period, each class will serve for three years, with one class being elected each year. Class I initially served until the annual meeting of stockholders in 2001, when the Class was reelected to serve until the annual meeting of stockholders in 2004. Removal of a member of the board of directors with or without cause requires a majority vote of the board of directors or of the stockholders. A majority of the remaining directors then in office, though less than a quorum, and the stockholders, are empowered to fill any vacancy on the board of directors. A majority vote of the stockholders is required to alter, amend or repeal the foregoing provisions.

Directors' liability.

The certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, the certificate of incorporation shall not eliminate the liability of a director for (a) any breach of the director's duty of loyalty to us or our stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (d) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate our rights and those of our stockholders (through stockholders' derivative suits against us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. The limitations summarized above, however, do not affect our ability or the ability of our stockholders to seek non-monetary-based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws. Our by-laws provide that we shall, to the extent permitted by Delaware law, indemnify and advance expenses to our currently acting and former directors, officers, employees and agents or those of another corporation, partnership, joint venture, trust or other enterprise if serving at our request arising in connection with their acting in such capacities.

Various provisions described above may also have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to our board of directors. As such, the provisions could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires to undertake a business combination with us or elect a new director to our board.

STATUTORY BUSINESS COMBINATION PROVISION

Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

  •
  before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

  •
  upon the closing of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

  •
  following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. We have elected to "opt" out of Section 203 in our certificate of incorporation. Therefore any transaction between us and an interested stockholder is not subject to the requirements of Section 203.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Tax Matters

Material United States federal income and estate tax considerations for non-United States holders

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our stock pursuant to this offering. A "non-U.S. holder" is a beneficial owner of our stock that, for U.S. federal income tax purposes, is (a) an individual who is not a citizen or resident of the U.S., (b) a corporation or other entity taxed as a corporation organized or created under non-U.S. law, or (c) an estate that is not taxable in the U.S. on its worldwide income or a trust that is either not subject to primary supervision over its administration by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions. Partnerships organized outside of the U.S. and their partners should consult their own tax advisors about the consequences of holding our common stock, as the tax treatment with respect to foreign partnerships and their partners is complex.

Individuals may, in certain cases, be treated as residents of the U.S. in any calendar year for U.S. federal income tax purposes, as opposed to non-resident aliens, by virtue of being present in the U.S. on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting, for such purposes, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens.

This discussion does not consider:

  (a)
  U.S. state and local and non-U.S. tax consequences;

  (b)
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax opinion, including the fact that, if the non-U.S. holder is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  (c)
  the tax consequences for the shareholders, partners, owners or beneficiaries of a non-U.S. holder;

  (d)
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, certain former citizens or former long-term residents of the U.S., broker-dealers, and traders in securities; or

  (e)
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment or risk reduction transaction.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final and temporary U.S. Treasury regulations promulgated thereunder, and published administrative and reported judicial interpretations thereof, all as now existing and currently applicable and all of which are subject to change, possibly with retroactive effect.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT BASED ON AN OPINION OF COUNSEL. IT IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR NON-U.S. HOLDER. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends.  As described under "Dividend Policy" above, we do not currently anticipate making distributions on shares of our common stock in the foreseeable future. In the event, however, that dividends are paid on shares of our common stock, we will have to withhold U.S. federal income tax at a 30% rate, unless an applicable income tax treaty provides for a lower withholding rate. In general, under applicable U.S. Treasury regulations:

  (a)
  a non-U.S. holder of our common stock seeking to claim the benefit of an applicable income tax treaty rate generally will have to satisfy certain certification and other requirements;

  (b)
  if a foreign partnership holds our common stock, the certification requirement will generally be applied to the partners of the partnership and the partnership will have to provide certain information;

  (c)
  if a foreign trust holds our common stock, the certification requirement will generally be applied to the trust if it is a "foreign complex trust," as defined in the U.S. Treasury regulations, and look-through rules will apply if a "foreign simple trust" or "foreign grantor trust" as so defined holds our common stock.

All non-U.S. holders should consult their tax advisor regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is a foreign partnership or a foreign trust is a urged to consult its own tax advisor regarding both its status under U.S. Treasury regulations and the certification requirements applicable to it.

The 30% withholding tax does not apply to dividends paid to a non-U.S. holder that provides an Internal Revenue Service ("IRS") Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the U.S. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. If the non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and the holder's country of residence, any effectively connected income will be subject to U.S. federal income tax only if it is attributable to a permanent establishment in the U.S. maintained by the holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

A non-U.S. holder may obtain a refund of any excess amounts withheld by filing with the IRS an appropriate claim for refund along with the required information.

Gain on disposition of common stock.  A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding tax in respect of gain realized on a disposition of common stock unless:

  (a)
  the gain is effectively connected with the conduct of a trade or business within the U.S. of the non-U.S. holder or of a partnership, trust or estate in which the non-U.S. holder is a partner or beneficiary but, if certain tax treaties apply, only if the gain is attributable to a permanent establishment of the non-U.S. holder within the U.S.;

  (b)
  the non-U.S. holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code is present in the U.S. for 183 or more days in the taxable year of the disposition and meets certain other tax law requirements;

  (c)
  we are or have been a "U.S. real property holding corporation" ("USRPHC") for federal income tax purposes at any time during the shorter of the five-year period preceding such disposition or the period that the non-U.S. holder holds our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code, however, only a non-U.S. holder holding, directly or indirectly, more than 5% of our regularly traded common stock at some time during the shorter of the five-year period ending on the date of the disposition of the common stock or the period the non-U.S. holder held the common stock, if we were a USRPHC during such period, will generally be subject to U.S. federal income tax on the non-U.S. holder's net gain derived from the disposition of our common stock at regular graduated rates.

A non-U.S. holder who is an individual and who is described in clause (a) or (c) above generally will be required to pay tax on the net gain derived from a sale of our common stock at regular graduated U.S. federal income tax rates. Further, a non-U.S. holder who is an individual and who is described in clause (b) above generally will be subject to a flat 30% tax on the gain derived from a sale. A non-U.S. holder that is a corporation and that is described in clause (a) above generally will be required to pay tax on its net gain at regular graduated U.S. federal income tax rates. Such non-U.S. holder may also have to pay a branch profits tax.

Federal estate tax.  For U.S. federal estate tax purposes, an individual's gross estate will include our common stock owned, or treated as owned, by the individual. Generally, this will be the case regardless of whether or not that individual was a U.S. citizen or a U.S. resident. This general rule of inclusion may be limited by an applicable estate tax or other treaty. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of off-setting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information reporting and backup withholding.  We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on some payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate.

The payment of the proceeds from the sale or other disposition of common stock by a non-U.S. holder to or through a U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder. The payment of the proceeds from the sale or other disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the U.S. In general, the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that has certain enumerated connections with the U.S. will be reported to the IRS and may be reduced by backup withholding unless the broker either receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

Shares eligible for future sale

Upon completion of this offering, we will have outstanding 54,830,338 shares of common stock. Of these shares, the 9,000,000 shares offered hereby (10,350,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 described below. The remaining 45,830,338 shares of common stock outstanding upon closing of the offering are "restricted securities" as that term is defined in Rule 144.

In general, under Rule 144, as amended, a person who has beneficially owned shares for at least one year is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (a) one percent of the number of shares of common stock then outstanding, approximately 548,303 shares immediately after the completion of this offering (561,803 shares if the Underwriters' over-allotment option is exercised in full), or (b) generally, the average weekly trading volume in our common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about us. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144. 46,590 shares issuable upon the exercise of vested options will be saleable 180 days after the commencement of this offering, subject to the provisions of Rule 144.

Each of our stockholders has agreed to certain restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of UBS Warburg. All 45,830,338 of our outstanding shares, not including the 9,000,000 offered hereby, are subject to 180-day lock-up agreements and 45,675,577 of these shares will be eligible for sale 180 days after the commencement of this offering, subject to volume limitations of Rule 144.

None of our 45,830,338 "restricted" shares will be eligible for sale in the public market prior to 90 days after the completion of this offering. Beginning on the 90th day after the completion of this offering, 45,675,577 of these shares will become so eligible, subject to the volume and manner of sale restrictions of Rule 144 and subject to the lock-up agreements described above.

See "Description of capital stock—Registration Rights."

Prior to this offering, there has not been any public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices and impair our ability to raise capital through the sale of equity securities.

Underwriting

We and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, Thomas Weisel Partners LLC, CIBC World Markets Corp., SG Cowen Securities Corp. and Robert W. Baird & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares

UBS Warburg LLC	3,580,000
Thomas Weisel Partners LLC	1,790,000
CIBC World Markets Corp.	1,566,250
SG Cowen Securities Corp	1,566,250
Robert W. Baird & Co. Incorporated	447,500
RBC Dain Rauscher Inc.	50,000

Total	9,000,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to 1,350,000 additional shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 1,350,000 additional shares.

	No Exercise	Full Exercise

Per share	$0.455	$0.455
Total	$4,095,000	$4,709,250

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,500,000.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.275 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

We, our directors, officers and certain of our stockholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus offering, subject to certain exceptions, without the prior written consent of UBS Warburg LLC. UBS Warburg LLC is likely to release shares from the operation of the lock-up agreements only if it determines, after considering factors such as the number of shares to be released, the circumstances of the proposed sale and prevailing market conditions, that releasing the shares would not adversely affect the market for the common stock. The determination of whether to release the shares is within the sole discretion of UBS Warburg LLC and may be made for any of the foregoing or other reasons.

The underwriters have reserved for sale, at the initial public offering price, up to 450,000 shares of our common stock being offered for sale to our employees, customers, suppliers and other persons having a relationship with us. All participants who invest $100,000 or more in this directed share program will be required to sign the underwriters' lock-up agreement. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  the history and the prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  our prospects for future earnings, the present state of our development, and our current financial position;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consists of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 161 completed transactions, and has acted as a syndicate member in an additional 145 public offerings of equity securities.

Entities affiliated with Thomas Weisel Capital Partners LLC, an affiliate of Thomas Weisel Partners LLC, purchased 4,250,000 shares of our Series A convertible preferred stock in January 2001 at $4.00 per share for an aggregate consideration of $17.0 million. This preferred stock will convert into common stock upon the closing of this offering.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for Bruker AXS by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Richard M. Stein, a stockholder of Hutchins, Wheeler & Dittmar, is our Secretary. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

The accompanying consolidated balance sheets at December 31, 1999 and 2000 and the related combined/consolidated statements of operations, of stockholders' equity and comprehensive income and of cash flows for the years ended September 30, 1998 and 1999 for the three month period ended December 31, 1999 and for the year ended December 31, 2000 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein, and the combined balance sheet of Nonius Group at December 31, 2000 and the related combined statement of income and comprehensive loss, of group deficit and of cash flows for the year ended December 31, 2000 have been audited by PricewaterhouseCoopers N.V., independent accountants, as stated in their report appearing herein. We have included our financial statements and those of the Nonius Group in this prospectus in reliance on PricewaterhouseCoopers LLP's and PricewaterhouseCoopers N.V.'s reports given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for the common stock we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, we make reference to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is http://www.sec.gov. Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports, proxy statements and other information with the SEC.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

Bruker AXS Inc.

INDEX TO FINANCIAL STATEMENTS

BRUKER AXS INC.
Report of Independent Accountants	F-2
Consolidated Balance Sheets at December 31, 1999 and 2000	F-3
Combined/Consolidated Statements of Operations for each of the years ended September 30, 1998 and 1999, the three month period ended December 31, 1999 and for the year ended December 31, 2000	F-4
Combined/Consolidated Statements of Stockholders' Equity and Comprehensive Income for each of the years ended September 30, 1998 and 1999, the three month period ended December 31, 1999 and for the year ended December 31, 2000	F-5
Combined/Consolidated Statements of Cash Flows for each of the years ended September 30, 1998 and 1999, the three month period ended December 31, 1999 and for the year ended December 31, 2000	F-6
Notes to Financial Statements	F-7
Valuation and Qualifying Accounts Schedule	F-23
Condensed Consolidated Balance Sheets at December 31, 2000 and September 30, 2001	F-24
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2000 and 2001	F-25
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2000 and 2001	F-26
Notes to Condensed Financial Statements	F-27
NONIUS GROUP
Report of Independent Accountants	F-35
Combined Balance Sheet at December 31, 2000	F-36
Combined Statement of Income and Comprehensive Loss for the year ended December 31, 2000	F-37
Combined Statement of Group Deficit for the year ended December 31, 2000	F-38
Combined Statement of Cash Flows for the year ended December 31, 2000	F-39
Notes to the Combined Financial Statements	F-40
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Statement of Operations for the nine months ended September 30, 2001	F-49
Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2000	F-50
Notes to Unaudited Pro Forma Combined Financial Statements	F-51

All financial data schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted, except for the Valuation and Qualifying Accounts Schedule as referenced in this index.

F–1

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
  Bruker AXS Inc.:

In our opinion, the accompanying consolidated balance sheets and the related combined/consolidated statements of operations, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Bruker AXS Inc. and its subsidiaries (the "Company") at December 31, 1999 and 2000, and the results of their operations and their cash flows for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Milwaukee, Wisconsin
May 8, 2001

F–2

BRUKER AXS INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 1999	December 31, 2000

ASSETS
Current assets:
Cash and cash equivalents	$1,841,643	$2,460,457
Restricted cash	1,257,043	—
Accounts receivable, net	8,965,235	12,007,061
Inventories	20,414,330	20,141,275
Prepaid expenses	63,866	345,943
Other assets	627,541	496,243
Deferred income taxes	363,967	318,612

Total current assets	33,533,625	35,769,591
Property and equipment, net	5,700,430	6,715,761
Other	130,708	121,304
Deferred income taxes	604,619	365,592

Total assets	$39,969,382	$42,972,248

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Lines of credit	$2,349,585	$2,983,438
Current portion of related party debt	681,331	1,385,843
Accounts payable	6,660,143	5,327,842
Other current liabilities	11,194,869	14,356,818

Total current liabilities	20,885,928	24,053,941

Long-term debt	5,275,977	5,054,543
Related party debt	8,288,755	7,792,330
Accrued pension	3,035,588	3,070,774
Commitments and contingencies (Note 16)
Stockholders' equity:
Common stock, $.01 par value, 60,000,000 shares authorized, 38,752,500 shares issued and outstanding at December 31, 1999 and 2000	387,525	387,525
Additional paid-in capital	3,142,923	3,160,071
Accumulated deficit	(927,592)	(198,059)
Accumulated other comprehensive loss	(119,722)	(348,877)

Total stockholders' equity	2,483,134	3,000,660

Total liabilities and stockholders' equity	$39,969,382	$42,972,248

The accompanying notes are an integral part of these financial statements.

F–3

BRUKER AXS INC.

COMBINED/CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
			Three Months Ended December 31, 1999	Year Ended December 31, 2000
	September 30, 1998	September 30, 1999

	Combined	Combined	Consolidated	Consolidated
Net sales	$57,261,319	$61,893,929	$12,792,155	$68,104,607
Cost of sales	35,046,853	39,461,799	7,872,969	43,251,673

Gross profit	22,214,466	22,432,130	4,919,186	24,852,934
Operating expenses:
Research and development	5,625,485	6,836,515	1,364,537	5,916,256
General and administrative	3,189,616	3,009,141	463,773	2,722,805
Marketing and selling	13,597,679	12,664,403	2,877,024	14,110,512

Total operating expenses	22,412,780	22,510,059	4,705,334	22,749,573

Operating (loss) income	(198,314)	(77,929)	213,852	2,103,361
Other expense (income):
Interest expense — third party	224,489	197,420	151,309	511,600
Interest expense — related party	712,723	333,639	67,310	404,648
Other expense (income)	192,135	(330,814)	(67,000)	(58,167)

(Loss) income before income taxes	(1,327,661)	(278,174)	62,233	1,245,280
Income tax (benefit) expense	(610,038)	(302,166)	191,387	515,747

Net (loss) income	$(717,623)	$23,992	$(129,154)	$729,533

Net (loss) income per share:
Basic	$(0.57)	$0.00	$0.00	$0.02
Diluted	(0.57)	0.00	0.00	0.02

The accompanying notes are an integral part of these financial statements.

F–4

BRUKER AXS INC.

COMBINED/CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock
	Bruker AXS GmbH Shares	Bruker AXS Inc. Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Comprehensive (Loss) Income	Total Stockholders' Equity

Balance at October 1, 1997	1	1,252,500	$125,807	$2,073,528	$(104,807)	$—	$2,094,528
Net loss	—	—	—	—	(717,623)	—	(717,623)
Foreign currency translation adjustments	—	—	—	—	—	82,195	82,195

Net comprehensive loss							(635,428)

Balance at September 30, 1998	1	1,252,500	125,807	2,073,528	(822,430)	82,195	1,459,100
Issuance of common stock	—	37,500,000	375,000	1,125,000	—	—	1,500,000
Reorganization	(1)	—	(113,282)	(55,605)	—	—	(168,887)
Net income	—	—	—	—	23,992	—	23,992
Foreign currency translation adjustments	—	—	—	—	—	(34,499)	(34,499)

Net comprehensive loss							(10,507)

Balance at September 30, 1999	—	38,752,500	387,525	3,142,923	(798,438)	47,696	2,779,706
Net loss	—	—	—	—	(129,154)	—	(129,154)
Foreign currency translation adjustments	—	—	—	—	—	(167,418)	(167,418)

Net comprehensive loss							(296,572)

Balance at December 31, 1999	—	38,752,500	387,525	3,142,923	(927,592)	(119,722)	2,483,134
Stock options issued to non-employees	—	—	—	17,148	—	—	17,148
Net income	—	—	—	—	729,533	—	729,533
Foreign currency translation adjustments	—	—	—	—	—	(229,155)	(229,155)

Net comprehensive income							500,378

Balance at December 31, 2000	—	38,752,500	$387,525	$3,160,071	$(198,059)	$(348,877)	$3,000,660

The accompanying notes are an integral part of these financial statements.

F–5

BRUKER AXS INC.

COMBINED/CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended
			Three Months Ended December 31, 1999	Year Ended December 31, 2000
	September 30, 1998	September 30, 1999

	Combined	Combined	Consolidated	Consolidated
Cash flows from operating activities:
Net (loss) income	$(717,623)	$23,992	$(129,154)	$729,533
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Depreciation and amortization	1,987,143	1,057,636	431,839	1,726,145
Deferred income taxes	(914,358)	(286,779)	161,049	240,603
Provision for doubtful accounts	235,337	77,431	—	146,336
Changes in operating assets and liabilities:
Restricted cash	—	—	(1,257,043)	1,257,043
Accounts receivable	(3,547,536)	861,525	2,637,989	(3,571,121)
Inventories	(5,147,619)	(1,344,485)	(2,407,806)	(1,268,019)
Other assets and prepaid expenses	112,198	(336,772)	(162,657)	(179,016)
Accounts payable	(6,252,995)	1,032,697	179,565	(2,230,045)
Accrued pension	465,503	(236,815)	89,270	253,385
Other current liabilities	3,540,465	(1,049,314)	1,959,502	4,548,364

Net cash (used in) provided by operating activities	(10,239,485)	(200,884)	1,502,554	1,653,208

Cash flows from investing activities:
Cash paid to affiliate for reorganization	—	(168,887)	—	—
Purchases of property and equipment	(1,070,449)	(3,105,873)	(1,913,728)	(2,003,268)

Net cash used in investing activities	(1,070,449)	(3,274,760)	(1,913,728)	(2,003,268)

Cash flows from financing activities:
(Repayment of)/proceeds from line of credit	3,452,630	(355,336)	(309,561)	633,678
Repayment of related party debt	(7,855,870)	(1,387,617)	(66,062)	(451,815)
Issuance of related party debt	13,610,000	2,250,000	—	1,000,000
Issuance of long-term debt	3,580,166	2,200,000	—	—
Proceeds from issuance of common stock	—	1,500,000	—	—

Net cash provided by (used in) financing activities	12,786,926	4,207,047	(375,623)	1,181,863

Effect of exchange rate changes on cash	82,196	(34,503)	(136,550)	(212,989)

Net increase (decrease) in cash and cash equivalents	1,559,188	696,900	(923,347)	618,814
Cash and cash equivalents at beginning of year	508,902	2,068,090	2,764,990	1,841,643

Cash and cash equivalents at end of year	$2,068,090	$2,764,990	$1,841,643	$2,460,457

Supplemental disclosure of cash flow information:
Cash paid for interest	$892,700	$582,744	$204,277	$750,248
Cash paid for income taxes	303,225	139,659	—	236,753

The accompanying notes are an integral part of these financial statements.

F–6

BRUKER AXS INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Bruker AXS Inc. (the "Company") designs, manufactures, distributes and services systems and complete solutions in X-ray instrumentation used in non-destructive elemental and structural analysis of material samples in academic, research and industrial applications.

Prior to September 1997, the Company did not engage in any significant business operations. In October 1997, Bruker BioSpin Corporation, formerly Bruker Instruments, Inc and Bruker Physik, both affiliates of the Company, purchased the analytical X-ray business of Siemens AG. Bruker BioSpin Corporation purchased the assets and assumed net liabilities of Siemens' US business for $3.9 million, which then became Bruker AXS Inc. Bruker Physik purchased the stock of Siemens' German business for $7.2 million, which then became Bruker AXS GmbH. The acquisition was accounted for as a purchase of which the fair value of the net tangible and identifiable intangible assets acquired approximated the purchase price of both acquisitions. These acquisitions were financed by third party loans.

Prior to June of 1999, the financial statements reflect the combined accounts of Bruker AXS Inc., a wholly-owned subsidiary of Bruker BioSpin Corporation, of Billerica, Massachusetts (USA) and Bruker AXS GmbH, a wholly-owned subsidiary of Bruker Physik AG, of Karlsruhe (Germany).

Effective June 8, 1999 all of the shares of Bruker AXS Inc. were transferred from Bruker BioSpin Corporation to the current stockholders of Bruker AXS Inc. who are members of the controlling family of all of the Bruker companies. Effective June 23, 1999, Bruker AXS Inc. acquired all of the shares of Bruker AXS GmbH from Bruker Physik AG, Karlsruhe (Germany) for $168,887. Bruker Physik AG and Bruker BioSpin Corporation are considered commonly controlled entities. Therefore, the transactions represented an exchange between entities under common control and, accordingly, the assets acquired and liabilities assumed in both transactions have been accounted for at historical cost in a manner similar to a pooling-of-interests. Subsequent to these transactions, the financial statements include the consolidated accounts of Bruker AXS Inc. and its wholly owned subsidiaries including Bruker AXS GmbH. All significant intercompany transactions and balances have been eliminated.

The Company changed its year-end from a fiscal year ending on September 30 to a calendar year ending on December 31, effective for the three months ended December 31, 1999.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Revenue recognition

Revenue is recognized from system sales when a product is accepted by the customer, except when sold through a non-consolidated Bruker affiliate that assumes responsibility for installation, in which case the system sale is recognized upon shipment. Revenue from accessories and parts is recognized upon shipment, and revenue from services is recognized when performed. The Securities and Exchange

F–7

Commission ("SEC") staff issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition," which became effective during the fourth quarter of fiscal 2000 for the Company. There was no material effect on the financial statements as the Company's revenue recognition policy complies with the provisions of SAB 101.

Revenue recognized from software package sales represents less than 2% of total revenue and is recognized in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition."

Shipping and handling fees and costs

During the fourth quarter of fiscal 2000, the Company adopted the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs." In accordance with the provisions of EITF 00-10, shipping and handling fees are to be reflected in net sales and shipping and handling costs are to be reflected in cost of goods sold. The adoption of this statement did not have a material effect on the financial statements.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair market value.

Restricted cash

Certain customers require the Company to provide a bank guarantee on customer advances. Generally, the lines of credit facilitate this requirement, however, to the extent the required guarantee exceeds the local line of credit availability, the Company maintains restricted cash balances. As of December 31, 1999 and 2000, $1,257,043 and $0, respectively, was restricted.

Inventories

Inventories are valued at standards which approximate the lower of cost, determined on a first-in, first-out basis, or market.

Inventories include demonstration equipment which the Company provides to current and potential customers and is considered available for sale. As of December 31, 1999 and 2000, demonstration equipment in inventory was $2,223,435 and $1,824,147, respectively. The Company amortizes its demonstration equipment over a three year period. Amortization expense for demonstration equipment was $1,357,068, $490,893, $253,179 and $926,932 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Building	39 years
Machinery and equipment	5-10 years
Computer equipment	3 years
Furniture and fixtures	5-10 years
Leasehold improvements	Lesser of 15 years or the remaining lease term

F–8

Expenditures which substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged against income as incurred. Gains and losses recognized on disposals are included in other expense (income) in the Combined/Consolidated Statements of Operations. Depreciation and amortization expense was $630,077, $561,130, $176,566 and $799,213 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

The Company reviews long-lived assets for impairment, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are written-down to fair value when the carrying costs exceed this amount. Any impairment losses are determined based upon estimated future cash flows and fair values. To date, no such indicators of impairment have been identified.

Customer advances

Under the terms and conditions of contracts with certain customers, the Company requires an advance deposit. These deposits are recorded as a liability until revenue is recognized on the specific contract.

Warranty costs and deferred revenue

The Company provides a one year parts and labor warranty with the purchase of equipment. The anticipated cost for this one year warranty is accrued upon recognition of the sale and is included as a current liability. The Company also offers to its customers extended warranty and service agreements extending beyond the initial year of warranty for a fee. These fees are recorded as deferred revenue and amortized into income over the life of the extended warranty contract.

Income taxes

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive income

During the year ended September 30, 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." The provisions of this statement require disclosure of total comprehensive income. Total comprehensive income includes net income and foreign currency translation adjustments. All prior periods presented have been restated accordingly.

Foreign currency translation

Assets and liabilities of foreign subsidiaries are translated into United States dollars at year-end exchange rates. Revenues, costs and expenses of foreign subsidiaries are translated at average exchange rates for each year. The effects of these translation adjustments are reported as a component of accumulated other comprehensive income.

Exchange losses (gains) on foreign currency transactions aggregating $192,135, ($188,914), ($48,764) and ($205,136), for the years ended September 30, 1998 and 1999, for the three month period ended

F–9

December 31, 1999 and for the year ended December 31, 2000, respectively, are included in other expense (income) in the Combined/Consolidated Statements of Operations.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $736,618, $570,154, $77,473 and $387,201 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

Research and development

Research and development costs are expensed as incurred.

During 1998, Bruker AXS Inc. entered into a $1 million contract for research and development activities. Payments were made upon a negotiated timeline. The Company recognized expense of $100,000 and $900,000 during the years ended September 30, 1998 and 1999, respectively.

Software development costs

The Company has developed proprietary software that is a component of its products. It is the Company's policy to charge all software development costs to research and development expense until the establishment of technological feasibility of a particular application, which the Company defines as completion of a working model of one of its products. Upon such establishment of technological feasibility, all further software development costs on the same application would be capitalized. Software development costs eligible for capitalization have been insignificant and therefore have been charged to research and development expense as incurred.

Financial instruments

The Company has from time to time engaged in derivative instruments. Certain derivative instruments are not effective hedges and are therefore considered speculative and are marked-to-market. The appreciation/depreciation of such instruments is included in other expense (income) in the Combined/Consolidated Statements of Operations.

Accounting pronouncements

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which was originally effective for fiscal quarters of fiscal years beginning after June 15, 1999. The statement, as amended by SFAS No. 137 and 138, will be effective January 1, 2001 for the Company. Due to the Company's current limited use of derivative instruments, the adoption of this statement will not materially effect the Company's financial condition or results of operations.

Reclassifications

Certain reclassifications have been made to the financial statements of the prior periods to conform to the current year presentation.

F–10

3. Accounts Receivable

Accounts receivable were comprised as follows:

	December 31, 1999	December 31, 2000

Accounts receivable	$9,458,565	$12,617,449
Less allowance for doubtful accounts	(493,330)	(610,388)

Accounts receivable, net	$8,965,235	$12,007,061

4. Inventories

Inventories consisted of the following:

	December 31, 1999	December 31, 2000

Raw materials	$8,079,136	$7,091,292
Work-in-process	4,178,596	5,908,136
Finished goods	5,588,377	4,314,839
Service parts	2,568,221	2,827,008

Total	$20,414,330	$20,141,275

5. Property and Equipment

Property and equipment consisted of the following:

	December 31, 1999	December 31, 2000

Land	$493,440	$980,090
Building and leasehold improvements	2,960,142	3,012,874
Machinery and equipment	937,952	2,099,120
Computer equipment	1,164,197	1,872,170
Furniture and fixtures	2,535,270	1,728,763

	8,091,001	9,693,017
Less accumulated depreciation and amortization	(2,390,571)	(2,977,256)

Property and equipment, net	$5,700,430	$6,715,761

F–11

6. Other Current Liabilities

Other current liabilities were comprised of the following:

	December 31, 1999	December 31, 2000

Customer advances	$5,078,471	$4,808,452
Accrued compensation	2,282,025	3,070,341
Accrued warranty	964,017	1,877,618
Deferred revenue	2,267,974	2,563,597
Other	602,382	2,036,810

	$11,194,869	$14,356,818

7. Other Expense (Income)

Other expense (income) was comprised of the following:

	Year Ended
			Three Months Ended December 31, 1999	Year Ended December 31, 2000
	September 30, 1998	September 30, 1999

Exchange losses (gains) on foreign currency transactions	$192,135	$(188,914)	$(48,764)	$(205,136)
(Appreciation) depreciation of the fair value of financial instruments	—	(141,900)	(18,236)	146,969

	$192,135	$(330,814)	$(67,000)	$(58,167)

8. Leases

Certain vehicles, office equipment, and buildings are leased under agreements that are accounted for as operating leases. Total rental expense under operating leases was $1,210,920, $1,443,951, $387,975 and $1,085,894 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 2000 were as follows:

2001	$1,051,353
2002	829,590
2003	237,719
2004	142,388
2005	20,361

Total minimum lease payments	$2,281,411

F–12

9. Debt

The Company's non-related party debt obligations consisted of the following:

	December 31, 1999	December 31, 2000

Landeskreditbank Baden Wurttemberg Forderungsanstalt (LAKRA) note payable	$3,075,977	$2,854,543
State of Wisconsin industrial revenue bonds	2,200,000	2,200,000

Long-term non-related party debt	$5,275,977	$5,054,543

The note payable to Landeskreditbank Baden Wurttemberg Forderungsanstalt (LAKRA) in connection with Deutsche Bank AG and Dresdner Bank AG is required to be repaid on January 31, 2002. The interest rate is 5.13% and is paid quarterly.

The industrial revenue bonds ("IRB") were entered into with the State of Wisconsin in 1999 and are collateralized by the related building in Madison, Wisconsin. The bonds require payments of varying amounts commencing in 2004. The interest rate is variable based on the Bond Market Association Municipal Swap Index (5.2% at December 31, 2000) and is paid monthly. The Company has an interest rate swap which has been designated as a hedge. The Company pays a 4.6% fixed rate of interest and receives a variable rate of interest based on the Bond Market Association Municipal Swap Index. The contract has a $2.2 million notional value which decreases in conjunction with the IRB payment schedule until the swap and IRB agreements terminate in December 2013. The fair value of the swap, obtained from dealer quotes, is an unrealized loss of $34,157 at December 31, 2000. Interest payments (receivable and payable) under the terms of the swap are accrued over the period and are treated as an adjustment to interest expense.

Annual maturities of long-term non-related party debt are as follows:

2001	$—
2002	2,854,543
2003	—
2004	170,000
2005	180,000
Thereafter	1,850,000

$5,054,543

The Company maintained lines of credit at financial institutions in the United States and Germany with an aggregate maximum credit amount of approximately $5.6 million and $7.4 million at December 31, 1999 and 2000, respectively. At December 31, 1999 and 2000, the Company had unused borrowings under these facilities of approximately $3.2 million and $4.4 million, respectively. Interest is paid monthly on outstanding borrowings based on the prime rate which was 9.5% at December 31, 2000 for the line of credit maintained in the United States. Interest is paid based on the London Interbank Offered Rate for three-month deposits (LIBOR) plus 1% (7.4% at December 31, 2000) for the lines of credit maintained in Germany. The United States line of credit extends to May 17, 2001 (approximately $3.5 million at December 31, 2000) and the German line of credit has no maturity date (approximately $3.9 million at December 31, 2000). The weighted average interest rate on amounts outstanding at December 31, 1999 and 2000 were 9.16% and 9.29%, respectively, for United States debt and 6.75% and 7.25%, respectively, for German debt.

F–13

The lines of credit are collateralized by accounts receivable, inventories and equipment of the Company. Additionally, the agreements contain various financial and other covenants. The most restrictive covenants are a maximum debt to equity ratio and a maximum interest coverage ratio.

10. Financial Instruments

The fair values of cash and cash equivalents and short-term debt approximate their carrying values. The fair value of long-term and related party debt, which was approximately $13,346,000 and $13,828,000 at December 31, 1999 and 2000, respectively, was determined using market interest rates and discounted future cash flows. The fair values of derivative instruments, discussed below, were obtained from dealer quotes.

The Company entered into three financial instruments during the fiscal year ending September 30, 1999, an interest rate cap, an interest rate swap and a cross currency interest rate swap, which are currently not designated as hedges. The notional amount of the instruments ranged from approximately $5,125,000 and $7,620,000 at December 31, 1999 and 2000, respectively. Until the instruments become an effective hedge, the instruments are considered speculative and are marked-to-market. The fair value of the instruments appreciated (depreciated) $141,900, $18,236 and ($146,969) for the year ended September 30, 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively. The fair value of the instruments was $215,748 and $68,779 as of December 31, 1999 and 2000, respectively. By entering into these speculative contracts the Company obtained the right to borrow money at low rates of interest. The Company continues to hold these speculative contracts until it elects to exercise the options to borrow the money.

11. Income Taxes

Significant components of the provision for income taxes were as follows:

	Year Ended
			Three Months Ended December 31, 1999	Year Ended December 31, 2000
	September 30, 1998	September 30, 1999

Current:
Federal	$216,794	$(11,800)	$75,439	$112,698
State	81,000	(10,576)	6,686	9,656
Foreign	6,526	6,989	(51,787)	152,790

	304,320	(15,387)	30,338	275,144

Deferred:
Federal	(288,009)	(41,623)	(101,901)	13,984
State	(75,725)	(15,734)	(16,135)	(23,944)
Foreign	(550,624)	(229,422)	279,085	250,563

	(914,358)	(286,779)	161,049	240,603

Income tax (benefit) expense	$(610,038)	$(302,166)	$191,387	$515,747

F–14

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities consisted of the following:

	December 31,
	1999	2000

Accounts receivable	$(42,636)	$15,116
Warranty reserve	102,600	190,000
Tax credits	202,039	203,581
Inventories	181,467	103,425
Accrued pension	280,206	256,346
Other	(86,473)	(84,264)
Net operating loss carryforwards	331,383	—

Net deferred tax asset	$968,586	$684,204

The net deferred tax asset represents management's best estimate of the tax benefits that will more likely than not be realized in future years.

A reconciliation between the reported income tax (benefit) expense and the federal statutory rate follows:

	Year Ended September 30,
			Three Months Ended December 31, 1999	Year Ended December 31, 2000
	1998	1999

Federal statutory rate	$(464,681)	$(97,361)	$21,782	$409,635
State income taxes, net of federal benefit	1,435	(10,300)	2,967	2,970
Foreign tax expense at different rates and foreign losses without tax benefits	(47,660)	(43,189)	203,609	191,110
Research and development tax credits	(139,913)	(194,913)	(83,271)	(132,300)
Meals and entertainment	40,781	39,616	13,387	40,629
Other	—	3,981	32,913	3,703

	$(610,038)	$(302,166)	$191,387	$515,747

There was a statutory rate reduction in Germany which was enacted in October 2000. As a result, the Company reduced its deferred taxes in the fourth quarter by $71,303.

As a result of a German regulatory audit the Company reduced its deferred tax asset by $122,375 related to its net operating loss carryforwards for the three month period ended December 31, 1999.

Consolidated domestic pre-tax income (loss) was $19,009, $277,189, ($92,993) and $567,371 for the years ended September 30, 1998 and 1999, for the three month period December 31, 1999 and for the year ended December 31, 2000, respectively. The pre-tax (loss) income for foreign operations was ($1,346,670), ($555,363), $155,226 and $677,909 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

As of December 31, 2000, the Company had approximately $204,000 of research and development tax credits available to reduce future federal and state tax liabilities. These credits expire at various dates through the year 2020.

F–15

Undistributed losses of foreign subsidiaries aggregated approximately $900,000 at December 31, 2000 which, under existing law, will not be subject to United States tax until distributed as dividends. Any earnings are intended to be indefinitely reinvested in foreign operations and, as such, no provision or benefit has been made for United States income taxes that may be applicable thereto.

12. Related Parties

The Company is affiliated, through common stockholders, with several other entities which use the Bruker name. The Company and its affiliates have entered into a sharing agreement which provides for the sharing of specified intellectual property rights, services, facilities and other related items.

Related party debt consisted of the following:

	December 31, 1999	December 31, 2000

Bruker BioSpin Corporation	$4,250,000	$5,035,756
Bruker Physik AG	4,720,086	4,142,417

	8,970,086	9,178,173
Less current portion	(681,331)	(1,385,843)

Long-term related party debt	$8,288,755	$7,792,330

Loans outstanding with Bruker BioSpin Corporation ("BBC") require quarterly interest payments beginning January 1, 2000 at a rate equal to the three month LIBOR rate (6.4% at December 31, 2000). Principal payments of $107,994 are also required quarterly. The loan will mature in 2010.

As of December 31, 2000, the Company had not made principal payments to BBC of $715,988. The amounts due in fiscal 2000 and not paid as of December 31, 2000, were paid in full during the first quarter of fiscal 2001.

Loans outstanding with Bruker Physik AG require quarterly interest payments at 2.25% as of December 31, 2000 and through June 30, 2002. After June 30, 2002, the interest rate on the loan will be 4.5%. Principal payments of $59,470 are also required quarterly. The loan will mature in 2017.

The loans are subordinate to any bank debt.

Future annual maturities of all related party debt are as follows:

2001	$1,385,843
2002	670,936
2003	670,936
2004	670,936
2005	670,936
Thereafter	5,108,586

$9,178,173

For the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, the Company had related party interest expense of $712,723, $333,639, $67,310 and $404,648, respectively.

As of December 31, 1999 and 2000, the Company has payables to related parties included within its accounts payable balance of $14,571 and $505,998, respectively. The Company has receivables from

F–16

related parties included within its accounts receivable balance of $3,402,445 and $3,900,273, as of December 31, 1999 and 2000, respectively. Payment terms of accounts receivable balances with related parties are the same as those with third party customers.

Sales to related parties which are not subsidiaries of Bruker AXS Inc. are included in the combined/consolidated financial statements. Such related parties are affiliated sales offices in countries in which the Company does not have its own distribution network. As such, these sales were primarily for resale of our products only. These sales amounted to $8,335,229, $7,667,823, $2,471,153 and $14,946,976 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

Bruker BioSpin Corporation charged Bruker AXS Inc. a management fee of $80,000, $20,000, $0 and $0 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

13. Employee Benefit Plans

Substantially all of the Bruker AXS GmbH employees, who were employed by the Company on September 30, 1997, participate in a defined benefit pension plan. The plan provides pension benefits based upon final average salary and years of service. Benefits to other employees are based on a fixed amount for each year of service. The Company has elected to recognize the impact on the projected benefit obligation when actual experience differs from actuarial assumptions on an immediate basis. The Company recognized actuarial gains of approximately $37,000, $332,000, $0 and $75,000 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

The following provides a reconciliation of the funded status of the plan:

	Three Months Ended December 31, 1999	Year Ended December 31, 2000

Change in benefit obligation
Benefit obligation at beginning of year	$3,005,963	$2,915,490
Service cost	47,985	169,925
Interest cost	45,518	164,025
Benefits paid	(1,025)	(3,258)
Recognized actuarial gain	—	(74,957)
Currency translation adjustment	(182,951)	(209,046)

Benefit obligation at end of year	$2,915,490	$2,962,179

Change in plan assets
Fair value of plan assets at beginning of year	$—	$—
Employer contribution	1,025	3,258
Benefits paid	(1,025)	(3,258)

Fair value of plan assets at end of year	$—	$—

Funded status	$(2,915,490)	$(2,962,179)
Unrecognized amendment gain	(120,098)	(108,595)

Accrued benefit cost	$(3,035,588)	$(3,070,774)

F–17

	Year Ended
			Three Months Ended December 31, 1999	Year Ended December 31, 2000
	September 30, 1998	September 30, 1999

Components of net periodic benefit cost
Service cost	$179,879	$180,712	$47,985	$169,925
Interest cost	183,850	193,326	45,518	164,025
Recognized actuarial gain	(36,886)	(331,899)	—	(74,957)
Amortization	—	—	(3,175)	(2,854)

Net periodic benefit cost	$326,843	$42,139	$90,328	$256,139

	Year Ended
			Three Months Period Ended December 31, 1999	Year Ended December 31, 2000
	September 30, 1998	September 30, 1999

Assumptions
Discount rate	6.00%	6.25%	6.25%	6.25%
Expected return on assets	0%	0%	0%	0%
Rate of compensation increase	1.50%	1.50%	3.00%	3.00%

The Company maintains or sponsors various defined contribution retirement plans that cover domestic and foreign employees. The Company may make contributions to these plans at its discretion. Retirement benefits earned are generally based on years of service and compensation during active employment. Eligibility is generally determined in accordance with local statutory requirements. However, the level of benefits and terms of vesting may vary among plans. The Company contributed $112,478, $190,533, $57,085 and $379,615 for the years ended September 30, 1998 and 1999, for the three month period ended December 31, 1999 and for the year ended December 31, 2000, respectively.

14. Stockholders' Equity

Stock Options

During April 2000, the 2000 Stock Option Plan was adopted by the Company as approved by the Board of Directors (the "2000 Plan"). The 2000 Plan authorizes the granting of options to employees, consultants, officers and directors to purchase, receive awards or make direct purchases of up to 1,937,625 shares of the Company's common stock. The 2000 Plan provides that options generally vest over a period of three to five years.

Options granted under the Plan may be "Incentive Stock Options" or "Nonqualified Options" under the applicable provisions of the Internal Revenue Code. Incentive Stock Options are granted at the fair market value of the Company's common stock at the date of the grant as determined by the Board of Directors. Incentive Stock Options granted to employees who own more than 10% of the voting power of all classes of stock will be granted at 110% of the fair market value of the Company's common stock at the date of the grant. Nonqualified options may be granted at amounts not less than 50% of the fair market value of the Company's common stock on the date of the grant, as determined by the Board of Directors.

F–18

Following is a summary of activity in the stock option plan for 2000:

	Shares Subject to Option	Weighted Average Option Price

Outstanding, January 1, 2000	—	$—
Granted	739,500	1.92
Exercised	—	—
Cancelled	(35,500)	(1.76)

Outstanding, December 31, 2000	704,000	1.94

Exercisable, December 31, 2000	—	$—

Options Outstanding
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$1.76	660,500	9.26	$1.76
4.50	43,500	9.83	4.50

	704,000

The Company accounts for stock-based compensation to non-employees using the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Accordingly, compensation cost for the stock options granted to non-employees is measured at the fair value of the option at the date of grant and re-measured as the underlying options vest.

The Company accounts for stock-based compensation to employees, including outside directors, using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock-based compensation to employees. Accordingly, no compensation cost has been recognized for options granted to employees under the 2000 stock option plan. Had compensation cost been determined based on the fair value at the grant date for all awards in 2000 consistent with the provisions of SFAS No. 123, the Company's pro forma net income and earnings per share would have been as presented below:

Year Ended December 31, 2000

Net income	$695,118
Basic net income per share	$0.02
Diluted net income per share	$0.02

F–19

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000:

Year Ended December 31, 2000

Dividend yield	—
Expected stock price volatility	15.10%
Risk-free interest rate	5.11%
Expected life of option-years	3.0–5.0

The weighted average grant date fair value of options granted during 2000 was $0.65.

Stock issuance and stock split

In November 1998, the Company issued and sold 1,500,000 shares of common stock at a price of $1.00 per share resulting in gross proceeds of $1,500,000.

On March 31, 2000, the Board of Directors of the Company authorized a twenty-five-for-one stock split in the form of a stock dividend. Stockholders of record received twenty-four additional shares of common stock for every share they owned. As such, subsequent to the stock split, the stock issuance was adjusted to 37,500,000 shares of common stock.

All common shares and per share data in the accompanying financial statements have been restated to reflect the stock split.

15. Earnings Per Share

Basic net income (loss) per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income by the weighted average number of common shares and, if applicable, common stock equivalents which would arise from the exercise of stock options. A reconciliation of the shares used in the computation follows:

	Year Ended
			Three Months Ended December 31, 1999	Year Ended December 31, 2000
	September 30, 1998	September 30, 1999

Basic shares	1,252,501	32,502,501	38,752,500	38,752,500
Effect of options	—	—	—	61,560

Diluted shares	1,252,501	32,502,501	38,752,500	38,814,060

16. Commitments and Contingencies

The Company and its subsidiaries are subject to lawsuits, claims and proceedings of a nature considered normal to its businesses. The Company believes, based on discussions with legal counsel, that the outcome of these proceedings will not have a material impact on the Company's financial position or results of operations.

F–20

17. Segment Information

The Company operates in one industry segment as a producer of service systems and complete solutions in X-ray instrumentation. The Company operates primarily from two plants, Madison, Wisconsin and Karlsruhe, Germany. The Company supplies product to a broad range of end user markets, including academics, government, and scientific research.

Net sales are attributed to geographic segments based on the location of the customer.

The following represents the Company's geographic segments:

	Year Ended
			Three Months Ended December 31, 1999	Year Ended December 31, 2000
	September 30, 1998	September 30, 1999

Net Sales:
North America	$15,116,514	$19,835,152	$3,675,555	$20,579,941
Germany	12,899,338	12,797,470	3,091,981	12,069,566
Other Europe	17,258,380	19,331,736	3,458,408	20,000,299
Other foreign	11,987,087	9,929,571	2,566,211	15,454,801

Total	$57,261,319	$61,893,929	$12,792,155	$68,104,607

Long-Lived Assets (Year-End):
North America	$265,287	$2,957,599	$4,496,671	$5,181,563
Germany	1,057,033	900,364	1,011,603	1,235,603
Other Europe	77,958	167,885	192,156	274,313
Other foreign	—	—	—	24,282

Total	$1,400,278	$4,025,848	$5,700,430	$6,715,761

Other Europe primarily includes the United Kingdom, France, Italy, Spain, Belgium, The Netherlands, Scandinavia, Poland, Russia, Hungary, Slovenia, Switzerland and Austria. Other Foreign includes all other countries not included within North America, Germany or Other Europe.

18. Transition Period Comparative Data

The following table presents certain financial information for the three months ended December 31, 1998 and 1999, respectively:

	Three Months Ended December 31,
	1998	1999

	(Unaudited)
Net sales	$14,526,422	$12,792,155

Gross profit	$4,508,913	$4,919,186

(Loss) income before income taxes	$(1,105,391)	$62,233
Income tax (benefit) expense	(437,073)	191,387

Net loss	$(668,318)	$(129,154)

Net loss per common share (basic and diluted)	$(0.05)	$0.00

Weighted average common shares outstanding	13,752,501	38,752,500

F–21

19. Subsequent Events

On January 16, 2001, the Company authorized and sold 5,625,000 shares of Series A Convertible Preferred Stock, $0.01 par value per share at a price of $4.00 per share. Gross proceeds received totaled $22,500,000. The Company has authorized and reserved, free of any pre-emptive rights or encumbrances, a sufficient number of its authorized but previously unissued shares of common stock, $0.01 par value per share to satisfy the rights of conversion of the holders of the Preferred Stock. The preferred shares can be generally converted into common stock at a ratio of 1 to 1 at the option of the holder and must be converted upon the closing of a qualified public offering ("IPO") or the vote of two-thirds of the shares of the Series A preferred stockholders. A beneficial conversion feature exists if the IPO closing price is between $6.00 and $8.00 or if the Company issues or sells shares of its common stock without consideration or at a price per share less than $4.00. If requested by 66 2/3 of the preferred stockholders, the Company shall redeem the preferred stock any time on or after January 16, 2009 at the greater of $4.00 per share or the fair value at the date of redemption. The Company utilized these proceeds to pay down their related party debt in accordance with their payment schedules and to pay down their third party lines of credit in full.

On April 10, 2001, the Company completed the acquisition of Nonius, a developer and manufacturer of single crystal X-ray diffraction equipment, for approximately $6.6 million in cash, plus the assumption of approximately $1.8 million of debt plus additional liabilities of $4.3 million. The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of the net assets was recorded as goodwill.

F–22

VALUATION AND QUALIFYING ACCOUNTS SCHEDULE

Classifications	Balance at Beginning of Period	Additions Charged to Expense	Deductions (1)	Currency Translation Effects	Balance at End of Period

Allowance Deducted in Balance Sheet from Accounts Receivable:
For the year ended September 30, 1998
Allowance for doubtful accounts	$206,600	$740,500	$(511,600)	$6,400	$441,900

For the year ended September 30, 1999
Allowance for doubtful accounts	$441,900	$569,400	$(449,100)	$(42,900)	$519,300

For the three month period ended December 31, 1999
Allowance for doubtful accounts	$519,300	$476,500	$(477,000)	$(25,500)	$493,300

For the year ended December 31, 2000
Allowance for doubtful accounts	$493,300	$715,300	$(562,300)	$(35,900)	$610,400

(1)
Represents write-off bad debts, net of recoveries.

F–23

BRUKER AXS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

December 31, 2000 and September 30, 2001

	December 31, 2000	September 30, 2001	September 30, 2001 Pro Forma (Note 11)

		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,460,457	$5,904,063
Accounts receivable, net	12,007,061	18,091,090
Inventories	20,141,275	26,545,537
Prepaid expenses	345,943	900,181
Other assets	496,243	1,680,808
Deferred income taxes	318,612	637,705

Total current assets	35,769,591	53,759,384
Property and equipment, net	6,715,761	7,227,462
Other	121,304	114,251
Intangible—trademarks and tradenames	—	253,500
Goodwill	—	2,967,357
Equity investment	—	1,000,000
Deferred income taxes	365,592	1,801,231

Total assets	$42,972,248	$67,123,185

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Lines of credit	$2,983,438	$787,074
Current portion of long-term debt	—	2,813,128
Current portion of related party debt	1,385,843	666,403
Accounts payable	5,327,842	5,278,888
Other current liabilities	14,356,818	20,246,050

Total current liabilities	24,053,941	29,791,543

Long-term debt	5,054,543	2,200,000
Related party debt	7,792,330	7,235,879
Accrued pension	3,070,774	3,506,835
Convertible preferred stock, $.01 par value, 5,625,000 shares authorized, 0, 5,625,000 and 0 shares issued and outstanding at December 31, 2000, September 30, 2001 and pro forma September 30, 2001, respectively	—	22,767,688	—
Stockholders' equity:
Common stock, $.01 par value, 60,000,000 shares authorized, 38,752,500, 38,835,833 and 45,758,910 shares issued and outstanding at December 31, 2000, September 30, 2001 and pro forma September 30, 2001, respectively	387,525	388,358	457,589
Additional paid-in capital	3,160,071	3,320,854	31,211,619
Accumulated deficit	(198,059)	(1,730,540)	(6,922,848)
Accumulated other comprehensive loss	(348,877)	(357,432)	(357,432)

Total stockholders' equity	3,000,660	1,621,240	24,388,928

Total liabilities and stockholders' equity	$42,972,248	$67,123,185

The accompanying notes are an integral part of these financial statements.

F–24

BRUKER AXS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2000 and 2001

	Nine Months Ended September 30,
	2000	2001

	(Unaudited)
Net sales	$51,116,634	$60,245,584
Cost of sales	33,739,118	37,646,033

Gross profit	17,377,516	22,599,551

Operating expenses:
Research and development	4,237,686	9,029,850
General and administrative	1,805,718	3,721,613
Marketing and selling	10,068,315	12,404,008

Total operating expenses	16,111,719	25,155,471

Operating income (loss)	1,265,797	(2,555,920)

Other expense (income):
Interest income	(47,005)	(381,869)
Interest expense — third party	436,983	270,506
Interest expense — related party	296,810	192,985
Other income	(71,935)	(82,012)

Income (loss) before income taxes	650,944	(2,555,530)
Income tax expense (benefit)	344,504	(1,023,052)

Net income (loss)	306,440	(1,532,478)
Preferred stock accretion	—	473,282

Net income (loss) available to common stockholders	$306,440	$(2,005,760)

Earnings per share:
Basic	$0.01	$(0.05)
Diluted	$0.01	$(0.05)
Pro forma earnings per share (Note 11):
Basic	$0.01	$(0.03)
Diluted	$0.01	$(0.03)

The accompanying notes are an integral part of these financial statements.

F–25

BRUKER AXS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2000 and 2001

	Nine Months Ended September 30,
	2000	2001

	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$306,440	$(1,532,478)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	1,375,286	1,949,392
Deferred income taxes	175,826	(1,758,332)
Provision for doubtful accounts	30,355	(40,108)
Write off of acquired in-process research and development	—	3,590,000
Changes in operating assets and liabilities:
Restricted cash	1,257,043	—
Accounts receivable	(2,355,852)	(5,806,180)
Inventories	(2,371,464)	(2,472,898)
Other assets and prepaid expenses	(380,516)	(1,325,085)
Accounts payable	690,439	(684,562)
Accrued pension	248,240	466,899
Other current liabilities	3,788,996	2,302,366

Net cash provided by (used in) operating activities	2,764,793	(5,310,986)

Cash flows from investing activities:
Purchases of property and equipment	(1,580,815)	(1,520,360)
Acquisition of equity investment	—	(500,000)
Acquisition of Nonius Group, net of cash acquired	—	(6,235,547)

Net cash used in investing activities	(1,580,815)	(8,255,907)

Cash flows from financing activities:
Proceeds from/(repayment of) line of credit	885,708	(4,590,214)
Repayment of related party debt	(212,116)	(1,210,775)
Issuance of related party debt	785,756	—
Proceeds from issuance of preferred stock	—	22,500,000

Net cash provided by financing activities	1,459,348	16,699,011

Effect of exchange rate changes on cash	(543,287)	311,488

Net increase in cash and cash equivalents	2,100,039	3,443,606

Cash and cash equivalents at beginning of period	1,841,643	2,460,457

Cash and cash equivalents at end of period	$3,941,682	$5,904,063

Noncash activities:
Issuance of common stock relating to equity investment	$—	$500,000

The accompanying notes are an integral part of these financial statements.

F–26

BRUKER AXS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Bruker AXS Inc. (the "Company") designs, manufactures, distributes and services systems and complete solutions in X-ray instrumentation used in non-destructive elemental and structural analysis of material samples in academic, research and industrial applications.

The financial statements represent the consolidated accounts of Bruker AXS Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

The condensed consolidated financial statements as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents include cash on hand and time deposits. Time deposits represent amounts on deposit in banks and temporarily invested in instruments with maturities of 90 days or less at time of purchase. Certain of these investments represent off-shore deposits which are not insured by the FDIC or any other United States government agency. Cash and cash equivalents are carried at cost, which approximates fair market value.

Accounting pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. SFAS 133 requires that all derivative instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at their fair market value. Changes in the fair market value of derivative instruments are recognized each period in current earnings or stockholders' equity (as a component of other comprehensive income), depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction.

The Company's objective in managing its exposure to interest rates is to decrease the volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, the

F–27

Company uses a fixed rate agreement to adjust a portion of its debt, as determined by management, that is subject to variable interest rates. The Company designates this instrument as a cash flow hedge.

At January 1, 2001, the Company had an interest rate swap arrangement to pay a 4.6% fixed rate of interest and receive a variable rate of interest based on the Bond Market Association Municipal Swap Index (ranging from 2.3% to 5.2% during the first nine months of fiscal 2001) on a $2.2 million notional amount. The adoption of SFAS 133 did not have a material impact on the Company's financial statements. In accordance with SFAS 133 the Company did record a transition adjustment which resulted in an unrealized accumulated comprehensive loss of $20,153, net of tax, as of January 1, 2001.

This contract is considered to be a hedge against changes in the amount of future cash flows associated with the Company's interest payments related to its variable rate debt obligations. Accordingly, the fixed rate agreement is reflected at fair value in the Company's balance sheet and related gains or losses on this contract are deferred in shareholders' equity as a component of comprehensive income. However, to the extent that this contract is ineffective in offsetting the change in interest cash flows being hedged, the ineffective portion would be immediately recognized in earnings. The amount recognized in earnings within the next twelve months is not expected to be significant. The fair value of the instrument was ($20,153) and ($80,248), net of tax at December 31, 2000 and September 30, 2001, respectively.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite useful lives not be amortized. Instead, in accordance with the provisions of SFAS 142, these assets will be reviewed for impairment annually, or on an interim basis when events or changes in circumstances warrant. The impairment test shall consist of a comparison of the fair value of goodwill or an intangible asset with its carrying amount with any resultant impairment losses recognized in earnings when incurred. SFAS 142 also requires intangible assets with finite useful lives be amortized over their estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The statements will be effective January 1, 2002 for existing goodwill and intangible assets and July 1, 2001 for business combinations completed after June 30, 2001. The adoption of these statements is expected to reduce annual goodwill and trademark and tradename amortization expense related to the acquisition of Nonius by approximately $165,000.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of SFAS 143 on its results of operations and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The accounting model for long-lived assets to be disposed of by sale

F–28

applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company is evaluating the impact of SFAS 144 on its results of operations and financial position.

3. Income Taxes

The income tax provision is determined by applying an estimated annual effective income tax rate to income before income taxes. The estimated annual effective income tax rate is based on the most recent annualized forecast of pretax income, permanent book/tax differences, and tax credits.

4. Inventories

Inventories consisted of the following:

	December 31, 2000	September 30, 2001

Raw materials	$7,091,292	$9,871,844
Work-in-process	5,908,136	6,487,783
Finished goods	4,314,839	6,808,268
Service parts	2,827,008	3,377,642

	$20,141,275	$26,545,537

5. Other Expense (Income)

	Nine Months Ended September 30,
	2000	2001

Exchange gains on foreign currency transactions	$(140,056)	$(291,067)
Depreciation of the fair value of financial instruments	68,121	209,055

	$(71,935)	$(82,012)

6. Earnings Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and, if applicable, common stock equivalents which would arise from the exercise

F–29

of stock options and conversion of preferred shares. The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share:

	Nine Months Ended September 30,
	2000	2001

Income available to common stockholders:
Net income (loss)	$306,440	$(1,532,478)
Preferred stock accretion	—	473,282

Net income (loss) available to common stockholders — basic	$306,440	$(2,005,760)

Net income (loss) available to common stockholders — diluted	$306,440	$(1,532,478)

Weighted average shares outstanding:
Weighted average shares outstanding — basic	38,752,500	38,780,889
Effect of dilutive securities:
Stock options	—	353,664
Convertible preferred stock	—	5,291,667

Weighted average shares outstanding — diluted	38,752,500	44,426,220

7. Comprehensive Income (Loss)

Comprehensive income (loss) for the Company includes net income, a transition adjustment for the adoption of SFAS 133, and changes in fair market value of financial instruments designated as hedges. Comprehensive income (loss) for the nine month periods ended September 30, 2000 and 2001 were as follows:

	Nine Months Ended September 30,
	2000	2001

Net income (loss)	$306,440	$(1,532,478)
Other comprehensive income (loss):
Transition adjustment relating to the adoption of SFAS 133, net of taxes	—	(20,153)
Changes in fair market value of financial instrument designated as a hedge of interest rate exposure, net of taxes	—	(60,095)
Foreign currency translation adjustments	(347,084)	71,693

Total comprehensive loss	$(40,644)	$(1,541,033)

8. Redeemable Preferred Stock

On January 16, 2001, the Company authorized and sold 5,625,000 shares of Series A Convertible Preferred Stock, $0.01 par value per share, at a price of $4.00 per share. Gross proceeds received totaled $22,500,000. The Company utilized these proceeds to pay down its related party debt in accordance with its payment schedules and to pay down its third party lines of credit in full. Also, in conjunction with the preferred stock offering, the Company incurred investment fees related to the offering which totaled approximately $227,000. Such fees are included as a reduction of the preferred stock. The terms of the Series A preferred shares also provide for cumulative cash dividends at an 8% annual rate, to be paid when and as they may be declared from time to time by the Board of Directors of the Corporation.

F–30

The Company has authorized and reserved, free of any pre-emptive rights or encumbrances, a sufficient number of its authorized but previously unissued shares of common stock, $0.01 par value per share to satisfy the rights of conversion of the holders of the preferred stock.

The preferred shares can generally be converted into common stock at a ratio of 1 to 1 at the option of the holder and must be converted upon the closing of a qualified public offering ("IPO") or the vote of two-thirds of the shares of the Series A preferred shareholders. A beneficial conversion feature exists if the IPO closing price is between $6.00-$8.00 or if the Company issues or sells shares of its common stock without consideration or at a price per share less than $4.00. Upon the closing of an IPO with a stock price between $6.00-$8.00, the preferred shareholders shall receive additional shares of common stock upon the conversion. The additional number of shares of common stock received by the preferred shareholders is determined by multiplying one by a fraction, the numerator of which shall be equal to eight and the denominator of which shall be equal to the actual price per share at the IPO.

In addition, if the Company issues or sell shares of its common stock below $4.00 per share, the preferred shareholders will receive additional shares upon conversion. The additional number of shares of common stock is determined by multiplying $4.00 by a fraction, the numerator of which shall be equal to (i) the number of shares of common stock outstanding immediately prior to the issuance of such additional shares of common stock, plus (ii) the number of shares of common stock which the net aggregate consideration, if any, received by the Company for the total number of such additional shares of common stock so issued would purchase at $4.00 per share and the denominator shall be equal to (i) the number of shares of common stock outstanding immediately prior to the issuance of such additional shares of common stock plus (ii) the number of such additional shares of common stock issued.

As this beneficial conversion feature is considered contingent and the number of shares issued upon conversion can not be computed until either an IPO occurs or shares of common stock are issued or sold for less than $4.00 per share, the beneficial conversion feature is not recognized until one of these events occur. If one of these events occurs, the beneficial conversion feature will be recognized immediately as a reduction to net income available to common shareholders through retained earnings. To the extent a retained earnings deficit would result, the beneficial conversion feature will be applied to additional paid-in capital.

If requested by two-thirds of the preferred shareholders, the Company shall redeem the preferred stock any time on or after January 16, 2009 at the greater of $4.00 per share or fair market value. The carrying amount of the Series A preferred shares is being accreted, using the interest method, to the fair market value which is $6.00 per share at September 30, 2001, through the mandatory redemption date. At September 30, 2001, the Company has recorded approximately $473,282 of accretion. The accretion is recorded through charges against retained earnings, to the extent a retained earnings deficit would result from these charges, they are applied as a reduction of additional paid-in capital. The redemption amount of the mandatorily redeemable Series A Convertible Preferred Stock also includes accrued dividends but only when dividends are declared by the Company's Board of Directors. Accrued dividends of $369,862 had been included in the carrying value of the Series A Convertible Preferred Stock for the three months ended March 31, 2001. As the Board of Directors has not declared any dividends and has no intention of doing so in the future, the accrual was reversed in the three months ended June 30, 2001. The reversal of the dividends increased basic and diluted earnings per share by $.01 for the three months ended March 31, 2001.

F–31

In the event of liquidation, before any distributions may be made with respect to the common shareholders, the holders of the preferred stock shall be entitled to be paid at an amount equal to $4.00 per share plus all declared but unpaid dividends.

9. Acquisition

On April 10, 2001, the Company completed the acquisition of Nonius Group ("Nonius") in a transaction whereby the Company acquired the Nonius B.V. subsidiary, and four affiliates, of Delft Instruments N.V., a Dutch company. Nonius is a developer and manufacturer of single crystal X-ray diffraction equipment. The Company paid approximately $6.6 million in cash, plus the assumption of approximately $1.8 million of debt plus additional liabilities of $4.3 million. The acquisition has been accounted for as a purchase in the second quarter of fiscal 2001, and accordingly, the results of operations of Nonius for the period subsequent to the consummation of the acquisition through September 30, 2001 are included in the accompanying financial statements. The excess of the purchase price over the fair value of the assets acquired of $3.0 million has been recorded as goodwill, which is being amortized on a straight-line basis over 20 years.

In conjunction with the acquisition of Nonius, the Company acquired certain in-process research and development ("IPR&D") projects. These projects include next generation software for data acquisition and processing for KAPPA CCD and KAPPA 2000. Other projects include high sensitivity large area detector systems and next generation high brilliancy optics and microsources for KAPPA CCD and KAPPA 2000 successors. Lastly, there exists a project for a high power, high brilliance rotating anode generator for KAPPA 2000 successors for biological crystallography. At the time of the acquisition these projects were in various stages of completion, ranging from 50%–70%. The projects are expected to be completed during 2002 at an estimated cost of $615,000. The Company has determined there is an absence of technological feasibility and alternative future use for this IPR&D. As such, the Company utilized a discounted probable future cash flows analysis to prepare a valuation of the fair value of IPR&D. The Company performed this cash flow analysis on a project by project basis and applied adjusted discount rates of 40%–45% to the projects' cash flow. The Company used financial assumptions based on pricing, margins and expense levels from those historically realized by Nonius and consistent with industry standards. Material net cash inflows from these projects are expected to begin in 2003. Management was primarily responsible for estimating the fair value of the purchased in-process research and development. This valuation resulted in an estimate of the fair value of $3,590,000, which was charged to research and development expense immediately following the close of the transaction in the second quarter of 2001.

The following unaudited pro-forma income statement information assumes that the acquisition had taken place as of the beginning of each of the periods presented, in accordance with Accounting Principle Bulletin 16, "Business Combinations."

	Nine Months Ended September 30,
	2000	2001

Net sales	$58,475,602	$62,241,058
Net income (loss)	$(1,861,342)	$(1,765,610)
Basic earnings per share	$(0.05)	$(0.05)
Diluted earnings per share	$(0.05)	$(0.05)

The nine months ended September 30, 2001 pro forma net income differs from the nine months ended September 30, 2001 pro forma net income prepared in accordance with Regulation S-X by the IPR&D

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charge of $3,590,000 ($2,118,100, net of tax). The unaudited pro forma combined income statement information has been prepared for informational purposes only and may not be indicative of the operating results that actually would have resulted had the acquisition been made at the beginning of the periods presented, or of the operating results that may occur subsequent to the acquisition.

The Bruker Nonius operations are located in Delft, The Netherlands. Bruker Nonius rents space from Delft Instruments. As part of the purchase agreement with Delft Instruments, Bruker Nonius entered into rental and service agreements for 20 months. The services provided by Delft Instruments include facility maintenance, telephone and systems networks, payroll and other handling. The Company's plan is to find new facilities for Bruker Nonius before the agreement expires. The rental and service fee recognized since the acquisition was $142,698.

10. Strategic Alliances

In June 2001, the Company entered into a strategic alliance with Integrative Proteomics, Inc. Integrative Proteomics is a leader in high throughput structural proteomics. During the three-year term of the strategic alliance, the Company will provide Integrative Proteomics with the X-ray protein crystallography tools required by Integrative Proteomics for its proteomics facilities and collaborate in the development of higher-throughput proteomics tools. The Company invested $500,000 in cash and $500,000 in common stock (83,333 shares) in the Series IIA financing of Integrative Proteomics. The fair value of the shares issued was determined by negotiations between the parties. The investment will be recorded on a cost basis.

In October 2001, the Company entered into a strategic alliance with Geneformatics, Inc., ("GFI"), a structural proteomics company. During the three-year term of its strategic alliance, the Company will provide GFI with the X-ray crystallography systems and support needed to incorporate X-ray crystallography into its business. As part of this alliance the Company agreed to invest $500,000 in cash and $500,000 in common stock (71,428 shares) in the Series C financing of this structural proteomics company. The investment will be recorded on a cost basis.

11. Pro Forma Stockholders' Equity and Pro Forma Earnings Per Share (Unaudited)

The unaudited pro forma stockholders' equity give effect to the conversion of the convertible preferred stock to common stock as of September 30, 2001. The unaudited pro forma stockholders' equity assumes a 1 for 1.23 conversion.

The pro forma adjustment to convertible preferred stock includes:

Value of redeemable preferred stock	$22,500,000
Accretion of redemption value	473,282
Issuance costs, net of accretion	(205,594)

$22,767,688

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The pro forma adjustment to common stock would be 6,923,077 shares at $0.01 par value or $69,231. The pro forma adjustment to accumulated deficit includes a $5,192,308 beneficial conversion feature charge. The pro forma adjustment to additional paid-in capital includes:

Value of redeemable preferred stock	$22,500,000
Common stock at par value	(69,231)
Accretion of issuance costs	(205,594)
Reversal of accretion of redemption value	473,282
Beneficial conversion feature charge	5,192,308

$27,890,765

The unaudited pro forma earnings per share give effect to the conversion of the convertible preferred stock to common stock as if the conversion had been consummated on January 1, 2000. The following table reconciles the numerators and denominators used to calculate pro forma basic and diluted earnings per share:

	Nine Months Ended September 30,
	2000	2001

Income available to common stockholders:
Net income (loss) available to common stockholders — basic and diluted	$306,440	$(1,532,478)

Weighted average shares outstanding:
Weighted average shares outstanding — basic	45,675,577	45,703,966
Effect of dilutive securities:
Stock options	—	353,664

Weighted average shares outstanding — diluted	45,675,577	46,057,630

As discussed in Note 8, a beneficial conversion feature exists if the IPO closing price is between $6.00-$8.00 or if the Company issues or sells shares of its common stock without consideration or at a price per share less than $4.00. Assuming an IPO closing price of $6.50 per share, an additional 1,298,077 shares would be issued upon conversion resulting in total conversion shares of 6,923,077. The intrinsic value of the contingent beneficial conversion feature is $5,192,308. The pro forma basic and diluted net loss per share including the charge for the contingent beneficial conversion feature would be ($0.11) and ($0.03) for the nine months ended September 30, 2000 and 2001, respectively, however, the charge for the contingent beneficial conversion feature has been excluded because it is a material, non-recurring charge.

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REPORT OF PRICEWATERHOUSECOOPERS N.V., INDEPENDENT AUDITORS

To the Board of Directors and stockholders of
entities comprising the Nonius Group:

In our opinion, the accompanying combined balance sheet and the related combined statement of income and comprehensive loss and group deficit and cash flows present fairly, in all material respects, the financial position of Nonius Group (see Note 2) at December 31, 2000, and the results of its income and cash flow for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS N.V.

Rotterdam, the Netherlands
June 27, 2001

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NONIUS GROUP

COMBINED BALANCE SHEET

As of December 31, 2000

(in thousands)	December 31, 2000

ASSETS
Current assets:
Cash and cash equivalents	$545
Accounts receivable, net	1,009
Inventory, net	3,186
Prepaid expenses and other current assets	279
Due from affiliates	60

Total current assets	5,079
Property and equipment, net	339

Total Assets	$5,418

LIABILITIES AND GROUP DEFICIT
Current liabilities:
Line of credit	$1,771
Current portion of capital lease obligations	61
Accounts payable	1,165
Due to affiliates	136
Accrued liabilities	1,860
Loan from affiliate	2,956
Deferred revenue	373

Total current liabilities	8,322

Capital lease obligations, net of current portion	61

Total liabilities	8,383

Commitments and Contingencies (Note 10)	—
Group deficit:
Combined investment	2,894
Accumulated other comprehensive loss	(183)
Accumulated deficit	(5,676)

Total group deficit	(2,965)

Total Liabilities and Group Deficit	$5,418

The Group notes are an integral part of these combined financial statements.

F–36

NONIUS GROUP

COMBINED STATEMENT OF INCOME AND COMPREHENSIVE LOSS
For the year ended December 31, 2000

(in thousands)	December 31, 2000

Revenue
Products	$8,198
Services	1,614

9,812
Cost of revenue
Products	5,110
Services	1,648

6,758
Gross profit	3,054
Operating expenses
Research and development	280
Sales and marketing	1,578
General and administrative	702

Total operating expenses	2,560

Income from operations	494
Interest income	2
Interest expense — third party	(195)
Interest expense — related party	(89)
Foreign currency loss	(72)

Net income before income taxes	140
Provision for income taxes	(110)

Net income	$30
Other comprehensive loss, net of tax:
Unrealized loss on foreign currency translation	$(109)

Comprehensive loss	$(79)

The Group notes are an integral part of these combined financial statements.

F–37

NONIUS GROUP

COMBINED STATEMENT OF GROUP DEFICIT

As of December 31, 2000

(in thousands)	Combined Investment	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Group Deficit

Balance at January 1, 2000	$2,894	$(74)	$(5,652)	$(2,832)
Dividends			(54)	(54)
Net income			30	30
Foreign currency translation adjustments		(109)		(109)

Balance at December 31, 2000	$2,894	$(183)	$(5,676)	$(2,965)

The Group notes are an integral part of these combined financial statements.

F–38

NONIUS GROUP

COMBINED STATEMENT OF CASH FLOWS

For the year ended December 31, 2000

(in thousands)	December 31, 2000

Cash flows from operating activities:
Net income	$30
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	191
Provision for doubtful accounts	(50)
Provision for inventory reserve	(218)
Changes in operating assets and liabilities:
Accounts receivable	(57)
Due from affiliates	(59)
Inventory	1,570
Prepaid expenses and other current assets	47
Accounts payable	(380)
Due to affiliates	136
Accrued liabilities	561
Deferred revenue	(6)

Net cash provided by operating activities	1,765

Cash flows used in investing activities:
Purchases of property and equipment	(225)

Net cash used in investing activities	(225)

Cash flows used in financing activities:
Repayment on loan from affiliate	(2,530)
Dividends payable	(49)
Principal payments on capital lease obligations	(66)
Proceeds from bank loan	703

Net cash used in financing activities	(1,942)

Effect of exchange rate fluctuations on cash and cash equivalents	(48)
Net decrease in cash and cash equivalents	(450)
Cash and cash equivalents at beginning of period	995

Cash and cash equivalents at end of period	$545

Supplemental disclosure:
Cash paid for interest	$280

Cash paid for taxes	$—

The Group notes are an integral part of these combined financial statements.

F–39

NONIUS GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Year Ended December 31, 2000

1. Description of Business

These combined financial statements include Nonius B.V., Nonius GmbH, Nonius Company LP, Nonius France Sarl and Nonius UK Ltd (in the aggregate the "Group" and individually "group entities"). The ownership of these entities was transferred from Delft Instruments N.V. and its subsidiaries ("Delft") to Bruker AXS Inc. and its subsidiaries ("Bruker") under terms of the Purchase Agreement (see Note 14).

The Group develops, manufactures and sells instruments for "single crystal X-ray crystallography." The Group's main customers include chemistry and physics departments of universities and R&D departments of pharmaceutical industries. Sales are primarily concentrated in the United States and Europe (see Note 13).

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Combination

These statements are presented in conformity with accounting principles generally accepted in the United States of America. All transactions between and among the individual group entities have been eliminated in these combined financial statements. These financial statements are presented on the combined basis since the Group was transferred from Delft to Bruker in April, 2001. The combined financial statements are prepared using the historical basis of the assets and liabilities and the historical results of operations of the group entities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates include allowance for doubtful accounts and inventory reserve.

Fair Value of Financial Instruments

The estimated fair values of financial instruments are determined by the Group using the best available market information and appropriate valuation methodologies. Estimates are not necessarily indicative of the amounts that the Group could realize in a current market exchange or the value that ultimately will be realized by the group upon maturity or disposition.

The carrying amounts of the Group's current financial assets and liabilities including cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The carrying amount of Loans from affiliate is estimated to approximate its fair value using current rates offered to the Group for debt with similar maturities. The Group's Bank Loan is comprised of borrowings under lines of credit and are at a variable rate and therefore the carrying value approximates fair value.

Certain Risks and Concentrations

The Group is subject to certain risks and uncertainties common to entities in the X-ray industry such as rapid technological change, growth and commercial acceptance and applicability of use of its products, new product introductions and activities of competitors.

F–40

With respect to accounts receivable, the Group performs ongoing credit evaluations of its customers and generally does not require collateral but normally obtains bank guarantee from customers securing their payment obligations under signed equipment purchase agreements. The Group maintains reserves for potential credit losses on customer accounts when deemed necessary. At December 31, 2000 two customers in France comprised 25% of total accounts receivable. These customers comprised 9% of revenues for the year ended December 31, 2000.

With respect to inventory, the Group evaluates its inventory for obsolescence and realizable value on an annual basis and adjusts its reserve as management deems necessary. A significant amount of raw materials are retained by the Group in order to ensure that customer orders can be timely filled and delays and backlogs of their suppliers will not impact the group entities. These inventories are exposed to rapid changes in customer preferences due to the introduction of new research technologies and competing product developments.

Revenue Recognition

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." The Group adopted SAB 101 in the fourth quarter of 2000, with retroactive effect to January 1, 2000. All effects of the adoption of this statement have been included in these Group financial statements.

The Group's revenue is derived from primarily two sources: (i) product revenue that includes equipment sales which consist of instruments for "single crystal X-ray crystallography," computer hardware and software license revenue, and (ii) service revenue which includes installation and maintenance revenue. The Group's equipment includes software that is incidental to the equipment as a whole and accordingly, the Group accounts for the sale of equipment pursuant to SAB 101.

Product revenue is recognized upon installation or delivery to the customer when installation services are performed by the customer; when the product's final acceptance by the customer has been confirmed; when remaining obligations are insignificant; and when collection of any remaining related account receivable is probable.

Service revenue is recognized when services are performed or ratably over the term of the maintenance and service contract, when appropriate.

Shipping

Outbound shipping charges and the costs of tangible supplies used to package products for shipment totaled $221 and are included in cost of revenue.

Cash and Cash Equivalents

Cash and cash equivalents include all liquid investments with maturities, at the time acquired by the Group, of three months or less.

Inventory

Inventory is comprised of component parts and work-in-progress. Inventory is recorded at standard cost that approximates weighted average cost, and is relieved based on the weighted average method. Work-in-progress includes the cost of component parts plus labor incurred to assemble component parts. Inventories are recorded at the lower of cost or market.

F–41

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, ranging from three to five years. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expenses as incurred. The cost and related accumulated depreciation applicable to property and equipment sold or not longer in service are eliminated from the accounts and any gain or loss is included in income.

Impairment of Long-Lived Assets

The Group accounts for long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires the Group to review for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related assets' carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised values, depending on the nature of the asset. To date, the Group has not experienced any impairment of long-lived assets.

Customer Advances

Under terms and conditions of contracts with certain customers, the Group requires advance deposits. These deposits are recorded as liabilities until related revenue is recognized.

Warranty Costs

The Group provides primarily a one and a half year parts and labor warranty with the purchase of equipment. The anticipated cost for this warranty is accrued upon recognition of the sale and is included in accrued liabilities. The Group also offers to its customers extended warranty and service agreements (varying between one and three years) extending beyond the initial warranty period for a specified fee. These fees are recorded as deferred revenue and amortized into income over the life of the extended warranty contract.

Group Equity

Group equity represents the combination of the individual group entities' equity balances. Combined investment represents the capital infusions made by stockholders and partners of the group entities. Retained deficit represents the combined accumulated historical profit and loss positions of the group entities.

Foreign Currency

The functional currency of the Group entities is the local currency. Assets and liabilities of the Group entities are translated into the United States Dollar ("$") at year-end exchange rates. Revenues, costs and expenses of foreign entities are translated at average exchange rates for the year. The effects of these translation adjustments are reported as a component of accumulated other comprehensive income.

Exchange losses on foreign currency transactions totaled $72 and are included in the Combined Statement of Income and Comprehensive Loss. The Group enters into foreign currency exchange contracts to offset the effects of foreign currency exposure on its working capital and off balance sheet

F–42

commitments. Gains and losses on firm commitments are included in the statement of income on a monthly basis based on the difference between the month-end exchange rate and the spot rate specified in the foreign currency exchange contract. The Group has included the positive position of its USD foreign currency exchange contract in other current assets in the amount of $2 as of December 31, 2000 and has recognized the same amount in foreign currency loss in the Combined Statement of Income and Comprehensive Loss. The portion of the foreign currency exchange contract pertaining to commitments which are not considered to be firm commitments is deferred and recognized when the underlying transaction is recognized. On December 8, 2000, Delft Instrument N.V. entered into a forward rate agreement to sell $20.7 million at an exchange rate of 0.88965 (EURO), expiring on January 8, 2001. As part of this agreement, the Group's commitment was $1.9 million.

Comprehensive Income

The Group has adopted SFAS No. 130, "Reporting Comprehensive Income." The provisions of this statement require disclosure of total comprehensive income. Total comprehensive income includes net income and foreign currency translation adjustments.

Income Taxes

The Group accounts for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Group's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. All tax benefits arising from operating loss carry overs of the group entities were transferred to Bruker under terms of a purchase agreement dated April 10, 2001 (see Note 14). As the Group will not benefit in the future from these carry-over losses, no related tax asset has been included in the accompanying balance sheet.

As of December 31, 2000, income tax liabilities included in Payable to Affiliate totaled $106. These amounts are based on an allocation of Delft Instruments consolidated tax liability since the Group is part of the Delft Instruments fiscal tax unity. The allocation is based on each group entity's individual results of operations. In 2000, the effective tax rate approximates the statutory rates of all the individual Nonius entities.

Advertising Expense

Advertising and promotional costs are expensed as incurred. Total advertising and promotional costs are not significant for the year ended December 31, 2000.

Research and Development Costs

Costs related to research, design and development of equipment are charged to research and development expenses as incurred. Research and development costs are included in the statement of income and comprehensive income net of governmental research and development subsidies in the amount of $171 for the year ended December 31, 2000.

The Group expects to receive approximately $283 of governmental research and development subsidies through June 2003 based on total R&D commitments towards the governmental authority for an amount of $1,209 (for the whole project).

F–43

Software Development Costs

The Group has developed proprietary software that is an integral component of its products. It is the Group's policy to charge all software development costs to research and development expense until the establishment of technological feasibility of a particular application, which the Group defines as completion of a working model of one of its products. Upon such establishment of technological feasibility, all further software development costs on the same application would be capitalized. As of June 30, 2000, any software development costs eligible for capitalization have been insignificant and therefore have been charged to research and development expense.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). The Statement requires the Group to recognize all derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. The adoption of this statement will not significantly effect the Group's financial condition or results of income.

3. Accounts Receivable, Net

Accounts receivable at December 31, 2000 consist of:

Accounts receivables	$1,119
Less: allowance for doubtful accounts	(110)

Accounts receivable, net	$1,009

4. Inventories, Net

Inventories at December 31, 2000 consist of:

Raw materials	$1,690
Work-in-progress	417
Service parts	62
Finished goods	1,175
Less: inventory reserve	(158)

Inventory, net	$3,186

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other assets at December 31, 2000 consist of:

VAT to be received	$36
Prepaid expenses	102
Deliveries to be invoiced	45
Other	96

$279

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6. Property and Equipment, Net

Property and equipment at December 31, 2000 consist of:

Machinery and equipment	$576
Computer equipment	162
Furniture and fixtures	73
Less: accumulated depreciation	(472)

Property and equipment, net	$339

Depreciation expense for the year ended December 31, 2000 totaled $191. Capital leases in the amount of $40, net of accumulated amortization, are included in machinery and equipment representing demonstration equipment which is leased by one of the group entities in exchange for lease payments totaling $61 per annum. This lease expires on December 31, 2002.

7. Accrued Liabilities

Accrued liabilities at December 31, 2000 consist of:

Customer advances	$881
Accrued compensation	360
Pension	80
Warranty	261
Dividends payable	49
Other	229

$1,860

8. Loan from Affiliate

The loan from affiliate as of December 31, 2000 in the amount of $2,956 represents a loan between one of the group entities and Delft. This loan bears interest at an annual rate of 3%. Interest expense related to this loan totaled $89 for the year ended December 31, 2000. This loan was contributed to equity by Delft pursuant to the purchase agreement (see Note 14).

9. Line of Credit

As of December 31, 2000 the group entities have drawn amounts totaling $1,771 on a line of credit which is secured by all of their assets and a financial guarantee of Bruker. This line of credit bears interest of 6% and matured on March 31, 2001. The line of credit was renewed and will expire on March 31, 2002. Interest expense related to this line of credit totaled $195 for the year ended December 31, 2000.

10. Commitments and Contingencies

Lease commitments

The Group leases office space and vehicles under non-cancelable operating leases that expire at various dates through 2004.

F–45

Following is a schedule of future minimum lease payments under all operating leases through December 31 of each of the following years:

2001	$365
2002	175
2003	17
2004	3
Thereafter	—

$560

Research funding commitments

In addition, the Group is committed to provide funding for research activities to a university in Scotland approximating $113, $113 and $28 for each of the years ended 2001, 2002 and 2003, respectively.

Guarantees

As of December 31, 2000 bank guarantees issued by the Group to secure activities related to installations in process, secure prepayments from customers, and to guarantee the fair pricing of project bids approximated $549.

Sales and purchase commitments

As of December 31, 2000 the Group had outstanding sales and purchase commitments totaling $3.3 million and $2.9 million, respectively.

Litigation

From time to time, the Group may become subject to litigation through the ordinary course of business. The Group currently has no ongoing legal proceedings or knowledge of unasserted claims.

11. Pension Plan

During 1999, effective as of June 1, 1998, the Group established a defined contribution savings plan under the Dutch Pension Law. This plan covers all employees who meet minimum age of 25 and sign an unrestricted employment contract. The Group contributes 8% of the individual's annual salary eligible for pension purposes to the contribution savings plan. For the year ended December 31, 2000, the Group contributed approximately $180 to the savings plan.

12. Related Party Transactions

During 2000, Group entities purchased approximately $665 of equipment parts and subassemblies from an affiliated company. In addition, group entities remitted approximately $532 to affiliated and parent companies for holding fees, facility fees and certain shipping services. Due to affiliates at December 31, 2000 of $136, represents amounts outstanding under these agreements.

Due from affiliates at December 31, 2000, of $60 represents amounts owed to the Group for sales to affiliated entities.

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13. Geographic Concentration

The group entities operate in one industry segment as a producer of single crystal X-ray crystallography. Sales by geographic concentration is as follows for the year ended December 31, 2000:

The Netherlands	$2,748
United States of America	2,503
Germany	1,952
France	1,651
United Kingdom	958

$9,812

14. Subsequent Events

Under terms of the Purchase Agreement dated April 10, 2001, the ownership of the group entities was transferred from Delft to Bruker in exchange for consideration totaling $6,756 plus the assumption of debt of approximately $1,773. In addition, Delft was required to make a capital contribution to Nonius B.V. which was to be used to pay off the loan from affiliate in the amount of $2,956, plus the assumption of debt of $1,773.

F–47

BRUKER AXS INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements give effect to the acquisition by Bruker AXS Inc. (the "Company") of Nonius Group ("Nonius") in a transaction whereby the Company acquired the Nonius B.V. subsidiary, and four affiliates, of Delft Instruments N.V., a Dutch company. Nonius and these affiliates specialize in the development, production and marketing of products and services for single crystal X-ray diffraction. The unaudited pro forma financial data presented below gives effect to the completed acquisition of Nonius. The unaudited pro forma combined statements of operations for December 31, 2000 and September 30, 2001 are based on the individual statements of operations of the Company and Nonius as if the acquisition had been consummated on January 1, 2000, in accordance with Regulation S-X. The historical Bruker AXS Inc. statement of operations for the nine months ended September 30, 2001 includes the financial results of Nonius from April 1, 2001, the effective date of acquisition, to September 30, 2001. Therefore, the pro forma adjustments represent three months of activity. These unaudited pro forma financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and notes thereto as found in other parts of this prospectus. The unaudited pro forma data is not necessarily indicative of the operating results or financial position that would have occurred had the acquisition been consummated on the dates indicated, nor is such data necessarily indicative of future operating results or financial position. There is no assurance that similar results will be achieved in the future. A pro forma balance sheet is not presented as Nonius is included in the unaudited interim condensed consolidated balance sheet as of September 30, 2001 which is included elsewhere in this registration statement.

The acquisition was accounted for by the Company as a purchase whereby the basis of accounting for the assets acquired were based upon their estimated fair values at the date of the acquisition. Pro forma adjustments, including the preliminary purchase price allocation resulting from the acquisition as described in Note 1 and Note 2 of the notes to unaudited pro forma combined financial statements, represent the Company's initial determination of these adjustments and are based upon preliminary information, assumptions and operating decisions which the Company considers reasonable under the circumstances. Preliminary allocations are not expected to be materially different from the final allocation.

In conjunction with the acquisition of Nonius, we acquired certain in-process research and development (IPR&D) projects. The purchase price allocation to IPR&D was $3.6 million which was charged to research and development expense in the second quarter of fiscal 2001. Please see related disclosure in the unaudited interim condensed consolidated financial statements which are included elsewhere in this registration statement.

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BRUKER AXS INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2001

	Bruker AXS Inc. (Historical)	Nonius (Historical)	Pro forma Adjustments		Pro Forma

Net sales	$60,245,584	$1,995,474	$—		$62,241,058
Cost of sales	37,646,033	1,509,387	—		39,155,420

Gross Profit	22,599,551	486,087	—		23,085,638
Operating expenses:
Research and development	9,029,850	29,333	(3,585,750	)(a)(h)	5,473,433
General and administrative	3,721,613	144,988	12,829	(b)	3,879,430
Marketing and selling	12,404,008	437,060	12,500	(a)	12,853,568

Total operating expenses	25,155,471	611,381	(3,560,421)		22,206,431

Operating (loss) income	(2,555,920)	(125,294)	3,560,421		879,207
Other expense (income):
Interest income	(381,869)	(1,676)	54,592	(f)	(328,953)
Interest expense — third party	270,506	52,454	—		322,960
Interest expense — related party	192,985	22,135	(22,135	)(c)	192,985
Other expense (income)	(82,012)	93,446	—		11,434

(Loss) income before income taxes	(2,555,530)	(291,653)	3,527,964		680,781
Income tax (benefit) expense	(1,023,052)	(95,122)	1,446,465	(d)	328,291

Net (loss) income	(1,532,478)	(196,531)	2,081,499		352,490
Preferred stock accretion	473,282	—	—		473,282

Net (loss) income available to common stockholders	$(2,005,760)	$(196,531)	$2,081,499		$(120,792)

Weighted Average Shares Outstanding — Basic	38,780,889	—	—		38,780,889
Weighted Average Shares Outstanding — Diluted	44,426,220	—	276,485	(g)	44,702,705
Net (loss) income per share
Basic	$(0.05)				$0.00
Diluted	$(0.05)				$0.00

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BRUKER AXS INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2000

	Bruker AXS Inc. (Historical)	Nonius (Historical)	Pro forma Adjustments		Pro Forma

Net sales	$68,104,607	$9,811,957	$—		$77,916,564
Cost of sales	43,251,673	6,758,158	100,000	(e)	50,109,831

Gross Profit	24,852,934	3,053,799	(100,000)		27,806,733
Operating expenses:
Research and development	5,916,256	279,809	17,000	(a)	6,213,065
General and administrative	2,722,805	1,577,348	51,315	(b)	4,351,468
Marketing and selling	14,110,512	702,420	50,000	(a)	14,862,932

Total operating expenses	22,749,573	2,559,577	118,315		25,427,465

Operating income	2,103,361	494,222	(218,315)		2,379,268
Other expense (income):
Interest income	—	(2,108)	—		(2,108)
Interest expense — third party	511,600	195,210	—		706,810
Interest expense — related party	404,648	88,540	(88,540	)(c)	404,648
Other expense (income)	(58,167)	72,097	—		13,930

Income before income taxes	1,245,280	140,483	(129,775)		1,255,988
Income tax expense	515,747	110,491	(53,208	)(d)	573,030

Net income	$729,533	$29,992	$(76,567)		$682,958
Preferred stock accretion	—	—	—		—

Net income available to common stockholders	$729,533	$29,992	$(76,567)		$682,958

Weighted Average Shares Outstanding — Basic	38,752,500	—	—		38,752,500
Weighted Average Shares Outstanding — Diluted	38,814,060	—	1,658,910	(g)	40,472,970
Net income per share
Basic	$0.02				$0.02
Diluted	$0.02				$0.02

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BRUKER AXS INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1—The unaudited pro forma combined financial statements, give effect to our acquisition of Nonius. The excess of acquisition cost over the estimated fair value of net assets acquired is as follows:

Purchase price
Cash consideration	$6,635,641
Estimated acquisition costs	261,600
Equity acquired, net of related party debt, at March 31, 2001	(271,202)

Excess of purchase price over net book value of assets acquired	7,168,443
Allocated to:
Inventories	(300,000)
Identifiable intangible assets	(260,000)
In-process research and development	(3,590,000)
Other liabilities	25,000

Remaining excess of cost over estimated fair value of net book value of assets acquired (goodwill)	$3,043,443

Note 2—Adjustments to the historical financial statements have been made and are described below:

  (a)
  Additional amortization expense due to the $200,000 write up of demonstration equipment amortized over three years. Amortization of demonstration equipment is considered by the Company to be 25% and 75% attributable to research and development and marketing and selling, respectively.

    In addition, on or about the date of acquisition, the Nonius U.K. facilities were closed and the operations were transferred to our existing facility in the U.K. We consider certain costs of Nonius U.K. (e.g. lease expense and utilities) to be nonrecurring, as our facility is adequate to absorb the Nonius operations. Such costs included within the Nonius (Historical) Statement of Operations totaled $66,206 and $16,551 for the year ended December 31, 2000 and three months ended March 31, 2001, respectively. Such amounts are not included in the pro forma adjustments above. Finally, all other general and administrative costs (i.e. lease expense and utilities) for Nonius were included within the statement of operations as general and administrative expense (see tickmark (b)), however the U.K. included such costs as marketing and selling expense. The inclusion of the UK general and administrative costs of $27,831 within marketing and selling expense in the statement of operations is not material to the financial statements.

  (b)
  The estimated pro forma adjustment to general and administrative expenses includes:

	Year Ended December 31, 2000	Nine Months Ended September 30, 2001

Amortization of goodwill over 20 years	$152,172	$38,043
Amortization of trademarks and tradenames over 20 years	13,000	3,250
Elimination of management fees paid to parent company of Nonius	(113,857)	(28,464)

	$51,315	$12,829

    The acquisition of Nonius occurred prior to the issuance of SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." The above pro forma adjustments reflect accounting standards appropriate at the time of acquisition, however, effective January 1, 2002, the Company will adopt the new pronouncements and accordingly

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    cease amortization of goodwill and other intangible assets, in accordance with the new pronouncements.

    The Company has eliminated expenses for management fees from the former parent company of Nonius for which no specific and recurring services were provided.

    In addition, on or about the date of acquisition, Nonius GmbH and Nonius U.S. facilities were closed and the operations were transferred to the Company's existing facilities in the respective countries. Certain estimated costs of the Nonius facilities (e.g. lease expense and utilities) are considered non-recurring by the Company, as Bruker AXS Inc.'s existing facilities are adequate to absorb the Nonius operations. Such costs included within the Nonius (Historical) Statement of Operations totaled $40,061 and $70,844 for Nonius GmbH and Nonius U.S., respectively, for the year ended December 31, 2000 and $10,015 and $17,711 for Nonius GmbH and Nonius U.S., respectively, for the three months ended March 31, 2001. Such amounts are not included in the pro forma adjustments above.

  (c)
  Annual interest charges related to the $2,955,700 loan from the former parent of Nonius which was contributed to Nonius at the date of close pursuant to the purchase agreement. This loan had an annual interest rate of 3%.

  (d)
  Reduction of income taxes relating to the pro forma adjustments based upon the estimated statutory tax rate.

  (e)
  Additional cost of sales resulting from the increase in inventory to its estimated fair value.

  (f)
  Reduction of interest income resulting from the assumed payment of the cash consideration for the acquisition of Nonius Group.

  (g)
  The pro forma combined statement of operations for the year ended December 31, 2000 and nine months ended September 30, 2001 assumes 1,658,910 shares of preferred stock were issued on January 1, 2000 at $4.00 per share to generate proceeds of $6,635,641. It is assumed the $6.6 million of the $22.5 million received in the preferred stock offering on January 16, 2001 was used for the Nonius acquisition as the Company would not have had sufficient cash to otherwise complete the acqusition.

  (h)
  The Bruker AXS Inc. (Historical) Statement of Operations for the nine months ended September 30, 2001 includes a $3,590,000 charge for in-process research and development related to the acquisition of Nonius. As the charge is a material non-recurring charge it has been eliminated from the pro forma statement of operations in accordance with Regulation S-X.

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